UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

9 May 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Circular re. Scheme Meeting and EGM

THIS CIRCULAR AND THE ACCOMPANYING FORMS OF PROXY FOR THE SHAREHOLDER MEETINGS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the contents of this Circular and what action you should take, you are recommended to consult your independent professional adviser, who is authorised or exempted under the European Union (Markets in Financial Instruments) Regulations 2017 (as amended) or the Investment Intermediaries Act 1995 (as amended), if you are resident in Ireland, or who is authorised under the Financial Services and Markets Act, 2000 (as amended), if you are resident in the United Kingdom, or from another appropriately authorised independent financial adviser if you are resident in a territory outside of Ireland or the United Kingdom.

If you sell or otherwise transfer or have sold or otherwise transferred all of your Ordinary Shares in CRH, please forward this Circular and the accompanying Forms of Proxy for the Shareholder Meetings to the purchaser or transferee of such Ordinary Shares or to the stockbroker or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee.

The distribution of this Circular into certain jurisdictions may be restricted by law and therefore persons into whose possession this Circular comes should inform themselves about and observe any such restrictions in relation to this Circular. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Accordingly, this Circular may not be distributed or published in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration. Failure to comply with these restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.

CRH PLC

(the “Company” or “CRH”)

(incorporated and registered in Ireland under the Companies Act 2014 with registered number 12965)

Recommended Transfer of CRH’s Primary Listing of Ordinary Shares to the

New York Stock Exchange

Transfer of CRH’s Listing Category of Ordinary Shares on the London Stock Exchange from a Premium Listing to a Standard Listing

Migration of the Clearing and Settlement System applicable to the Ordinary Shares from the Euroclear Bank System to DTC

Amendment of CRH’s Articles of Association

Notice of Scheme Meeting and Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of CRH which is set out on pages 8 to 19 of this Circular and which contains the unanimous recommendation of the Board to Ordinary Shareholders to vote in favour of the Resolutions to be proposed at the Shareholder Meetings referred to below. You should read this Circular in its entirety and consider whether or not to vote in favour of the Resolutions in light of the information contained in this Circular.

Notice of an Irish High Court convened Shareholder Meeting (the “Scheme Meeting”) to be held at 10:00am (Irish Time) on 8 June 2023 at the Royal Marine Hotel, Marine Road, Dún Laoghaire, Co. Dublin, A96 K063, Ireland is set out in this Circular.

Notice convening an Extraordinary General Meeting (the “EGM”) to be held at 10:15am (Irish Time) on 8 June 2023 or, if later, as soon as possible following the conclusion or adjournment of the Scheme Meeting at the Royal Marine Hotel, Marine Road, Dún Laoghaire, Co. Dublin, A96 K063, Ireland is also set out in this Circular.

Forms of proxy for use at the Scheme Meeting and the EGM are enclosed (the “Forms of Proxy” and each a “Form of Proxy”). If you wish to validly appoint a proxy for the Scheme Meeting and/or the EGM, the appropriate Form of Proxy should be completed and signed in accordance with the instructions printed thereon and returned to the Registrar by post to Link Registrars Limited, PO Box 7117, Dublin 2, Ireland in the enclosed reply paid envelope, or by hand during normal business hours to Link Registrars Limited, Suite 149, The Capel Building, Mary’s Abbey, Dublin 7, D07 DP79, Ireland as soon as possible but in any event so as to be received by the Registrar by (i) no later than 10:00am on 6 June 2023 in the case of the Scheme Meeting; and (ii) no later than 10:15am on 6 June 2023 in the case of the EGM.

Persons holding interests in Ordinary Shares through the EB System or CREST (via a holding in CDIs), will also need to comply with any additional voting deadlines imposed by the respective service offerings. All persons affected are recommended to consult with their stockbroker or other intermediary at the earliest opportunity.

Alternatively, electronic proxy appointment is also available for the Shareholder Meetings. This facility enables Ordinary Shareholders to appoint a proxy by electronic means by logging on to https://www.signalshares.com and entering CRH’s name: CRH plc. You will need to register for Signal Shares by clicking on “registration section” (if you have not registered previously) and following the instructions thereon. Additionally, the Registrar has launched a shareholder app: LinkVote+. It’s free to download and use and gives shareholders the ability to access their shareholding record at any time and allows users to submit a proxy appointment quickly and easily online rather than through the post. The app is available to download on both the Apple App Store and Google Play, or by scanning the relevant QR code below:

Further instructions on how to appoint a proxy are set out in the notes to the notices of the Scheme Meeting and the EGM and on the appropriate Forms of Proxy.

Holders of American Depositary Shares may instruct the ADS Depositary as to the way in which the Ordinary Shares represented by their American Depositary Shares should be voted by completing and returning the voting card provided by the ADS Depositary in accordance with the accompanying instructions (including any applicable deadlines).

The date of this Circular is 9 May 2023.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Shareholders should take note of the dates and times set forth in this table in connection with the Transaction.

EVENT	TIME AND/OR DATE
Publication of this Circular	9 May 2023
Posting of this Circular and the Forms of Proxy	9 May 2023
Voting Record Time for the Scheme Meeting	7:00 pm on 4 June 2023
Voting Record Time for the EGM	7:00 pm on 4 June 2023
Latest Time and Date for receipt of Forms of Proxy from Ordinary Shareholders for the Scheme Meeting	10:00am on 6 June 2023
Latest Time and Date for receipt of Forms of Proxy from Ordinary Shareholders for the EGM	10:15am on 6 June 2023
Scheme Record Time	11:59 pm (Irish Time) on the last Business Day before the Effective Date
Scheme Meeting	10:00am on 8 June 2023
Extraordinary General Meeting	10:15am on 8 June 2023 or, if later, as soon as possible following the conclusion or adjournment of the Scheme Meeting
Transfer Deadline	11:59 pm on 18 September 2023
Expected Date when Ordinary Shares will cease trading on Euronext Dublin	4:30pm on 20 September 2023
Termination of ADR Programme	25 September 2023
Cancellation of existing CDIs	25 September 2023
Issue of new DIs to CREST Participant accounts	25 September 2023
Transfer of the Ordinary Shares held through CDIs and the Ordinary Shares held through DTC ADSs from the EB Nominee to the DTC Nominee and from the EB System to DTC	25 September 2023
Transfer of Registered Scheme Shares from the EB Nominee to the relevant shareholders and conversion to ‘registered form’	25 September 2023
Conversion of the certificated Ordinary Shares to ‘registered form’	25 September 2023
Effective Date	25 September 2023
Commencement of Trading in Ordinary Shares on the NYSE	25 September 2023
Commencement of standard listing of Ordinary Shares on the LSE	25 September 2023
De-Listing of Ordinary Shares on Euronext Dublin	25 September 2023

Notes:

(1)
These dates are given on the basis of the Board’s current expectations and are subject to change depending, inter alia, on the date upon which the Irish High Court sanctions the Scheme and the Effective Date approved by the order of the Irish High Court. If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service of the London Stock Exchange.

(2)
All references in this table to times are to Dublin, Ireland times.

(3)
Forms of Proxy for the Scheme Meeting must be lodged at least 48 hours prior to the Scheme Meeting. Proxies for the Scheme Meeting not submitted by this time will be invalid.

(4)
Forms of Proxy for the Extraordinary General Meeting must be lodged at least 48 hours prior to the Extraordinary General Meeting. Proxies for the Extraordinary General Meeting not submitted by this time will be invalid.

IMPORTANT NOTICES

1.
General

The content of this Circular is not to be construed as legal, business or tax advice. Recipients of this Circular should consult their own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, as appropriate. Furthermore, CRH and the Board accept no responsibility for the accuracy or completeness of any information reported by the media or other parties, or the fairness or appropriateness of any forecasts, views or opinions expressed by the media or other parties regarding the contents of this Circular or CRH and CRH and the Board make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication.

The distribution of this Circular into certain jurisdictions may be restricted by law and therefore persons into whose possession this Circular comes should inform themselves about and observe any such restrictions in relation to this Circular. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Accordingly, this Circular may not be distributed or published in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration. Failure to comply with these restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.

2.
No offer of securities

This Circular does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for any securities, including Shares, any security issued by CRH or any security comprising a direct or indirect interest in any of the foregoing, in connection with the Transaction. This Circular is not a prospectus or prospectus-equivalent document. This Circular has not been prepared in accordance with regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) or any measures made under the Prospectus Regulation or the laws of Ireland, the United Kingdom, or of any EU member state or EEA treaty adherent state that implement the Prospectus Regulation or those measures and therefore may not contain all the information required where a document is prepared pursuant to the Prospectus Regulation or those laws. No offer of securities to the public is made, or will be made, in connection with the Transaction that requires the publication of a prospectus pursuant to the Prospectus Regulation.

3.
No incorporation of websites

The content of the Group website does not form part of this Circular and one should not rely on such website or the contents thereon in reading this Circular.

4.
Forward-Looking Statements

This Circular contains statements about the Group that are or may be forward-looking statements. All statements other than statements of historical facts included in this Circular may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “should”, “continue”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are difficult to predict and which are outside of the Group’s ability to control. Forward-looking statements are not guarantees of future performance and the actual results of the Group’s operations and the development of the markets and the industry in which the Group operates or other outcomes suggested by such forward-looking statements (including any outcomes of the Transaction) may differ materially from those described in, or suggested by, the forward-looking statements contained in this Circular. In addition, even if the Group’s business results of operations, financial position and/or prospects, and the development of the markets and the industry in which the Group operates, are consistent with the forward-looking statements contained in this Circular, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments relating to the Group to differ materially from those expressed or implied by the forward-looking statements including, without limitation:

(1)
Risks associated with our intention to transfer our primary listing to the NYSE, the transfer of CRH’s listing category of Ordinary Shares on the LSE from a premium listing to a standard listing, the Euronext Dublin De-Listing and/or the Settlement System Migration, and any volatility or reduction in our share price and/or shareholder base in connection therewith, including as a result of our expected removal from the FTSE 100 index.

(2)
Failure to capitalize on the expected benefits of a US primary listing, as set out in this Circular.

(3)
Inability to satisfy, or delay in satisfying, the criteria for inclusion in US indices, which ultimately are at the discretion of the providers of such indices and, in particular, the time it may take to satisfy the liquidity and other eligibility criteria for the S&P 500.

(4)
Costs and risks in satisfying incremental reporting obligations and transitioning to financial statements prepared under US GAAP as a result of our intention to voluntarily use US domestic filer forms from 2024 onwards.

(5)
Increased reporting and other obligations under the Exchange Act as a result of potential loss of Foreign Private Issuer status in the future, which may require significant resources and management attention.

(6)
Failure to predict and plan for industry cyclical events or adverse economic conditions.

(7)
Failure to effectively attract, engage, retain, develop and manage talent and plan for leadership succession could impede the realisation of strategic objectives.

(8)
Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

(9)
Failure to efficiently identify and execute deals may limit the Group’s growth potential and impact financial performance.

(10)
Changes in public policy and geopolitics may adversely affect the Group’s people, business, results of operations, financial conditions or prospects.

(11)
Failure of the Group to plan for reserve depletion, or to secure or maintain permits, may result in operation stoppages, adversely impacting financial performance.

(12)
The impact of climate change may adversely affect the Group’s operations and cost base and the stability of the markets in which the Group operates.

(13)
Should the Group not reduce its greenhouse gas emissions by its identified targets, the Group may be subject to increased costs, adverse financial performance and reputational damage.

(14)
Security breaches, IT interruptions or data loss could result in significant business disruption, loss of production, reputational damage and/or regulatory penalties. Significant financial costs in remediation are also likely in a major cyber security incident.

(15)
Adverse public policy, economic, social and political situations in any country in which the Group operates could lead to health and safety risks for the Group’s people, a fall in demand for the Group’s products, business interruption, restrictions on repatriation of earnings or a loss of plant access.

(16)
Failure to ensure safe workplaces could result in a deterioration in the Group’s safety performance and related adverse regulatory action or legal liability. Health and safety incidents could significantly impact the Group’s operational and financial performance, as well as its reputation.

(17)
Failure to embed sustainability principles within the Group’s businesses and strategy may result in non-compliance with relevant regulations, standards and best practices and lead to adverse stakeholder sentiment and reduced financial performance.

(18)
Potential breaches of local and international laws and regulations could result in litigation or investigations, the imposition of significant fines, sanctions, adverse operational impact (including the potential to impact CRH’s ability to operate in certain key markets) and reputational damage.

(19)
Changes in tax regimes or tax laws, or assessment of additional tax liabilities in future tax audits, could result in incremental tax liabilities which could have a material adverse effect on cash flows and the financial results of operations.

(20)
A downgrade of the Group’s credit ratings may give rise to increases in future funding costs and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group’s financial position.

(21)
Failure to manage any material disruption in our supply chains could adversely impact our ability to service our customers and result in a deterioration in operational and/or financial performance

(22)
A material write-down of goodwill due to underperformance in any of the Group’s major cash-generating units or the divestment of businesses in the future could have a substantial impact on the Group’s income and equity.

(23)
Adverse changes in exchange rates could negatively affect retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this Circular reflect the Board’s current view with respect to future events and are subject to risks relating to uncertainties and assumptions relating to the implementation of the Transaction and other changes described in this Circular, the Group’s business, results of operations, financial condition, prospects, dividends, growth and strategies. Other than as required by law, none of CRH, the Board, its officers, advisers or any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Circular will actually occur, in part or in whole.

Additionally, statements of the intentions of the Board reflect the present intentions of the Board as at the date of this Circular and may be subject to change as circumstances require. To the extent required by applicable law or regulation, CRH will update or revise the information in this Circular. Otherwise, CRH expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this Circular to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Other than in accordance with our legal or regulatory obligations, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Information in this Circular will be updated as required by the FCA Listing Rules, the DTRs, the Euronext Dublin Listing Rules, UK MAR and/or EU MAR or pursuant to our other legal or regulatory obligations, as appropriate.

5.
No profit forecast

No statement in this Circular is intended as a profit forecast or a profit estimate or should be interpreted to mean that earnings per Share for the current or future financial years would necessarily match or exceed the historical published earnings per Share.

6.
Certain defined terms

Certain terms used in this Circular, including capitalised terms and certain technical and other items, are defined and explained in Part VII (Definitions).

7.
Currencies

In this Circular, references to “US dollar”, “USD” and “$” are to the lawful currency of the US, references to “pounds sterling”, “GBP” and “£” are to the lawful currency of the UK and references to “euro”, or “EUR” and “€” are to the lawful currency of Ireland and to such other member states of the EU that have adopted the euro as their currency.

PART I

LETTER FROM THE CHAIRMAN

CRH PLC

(incorporated and registered in Ireland under the Companies Act 2014 with registered number 12965)

Directors	Registered office
Richie Boucher (Non-Executive Director, Chairman)Albert Manifold (Executive Director, Chief Executive)Jim Mintern (Executive Director, Chief Financial Officer)Lamar McKay (Senior Independent Director)Caroline Dowling (Non-Executive Director)Richard Fearon (Non-Executive Director)Johan Karlström (Non-Executive Director)Shaun Kelly (Non-Executive Director)Badar Khan (Non-Executive Director)Gillian L. Platt (Non-Executive Director)Mary K. Rhinehart (Non-Executive Director)Siobhán Talbot (Non-Executive Director)Christina Verchere (Non-Executive Director)
42 Fitzwilliam SquareDublin 2, D02 R279Ireland

9 May 2023

To the Holders of Ordinary Shares and, for information purposes only, to the holders of Preference Shares

Dear Shareholder,

Recommended Transfer of CRH’s Primary Listing of Ordinary Shares to the

New York Stock Exchange

Transfer of CRH’s Listing Category of Ordinary Shares on the London Stock Exchange from a Premium Listing to a Standard Listing

Migration of the Clearing and Settlement System applicable to the Ordinary Shares from the Euroclear Bank System to DTC

Amendment of CRH’s Articles of Association

Notice of Scheme Meeting and Extraordinary General Meeting

1.
Introduction and Background

On 2 March 2023, CRH announced that, following a review of its optimal listing structure and consideration of CRH’s future strategy, the Board had come to the conclusion that it was in the best interests of our business and our Shareholders to pursue a primary US stock exchange listing and US equity index inclusion as soon as possible, and it would therefore commence a shareholder consultation in this regard.

Following a period of extensive shareholder engagement and upon careful consideration of the feedback received, CRH intends to:

●
transfer CRH’s primary listing of Ordinary Shares to the New York Stock Exchange (“NYSE”);

●
transfer CRH’s listing category of Ordinary Shares on the LSE from a premium listing to a standard listing (the “LSE Listing Change”); and

●
cancel CRH’s secondary listing of Ordinary Shares on Euronext Dublin and the admission of the Ordinary Shares to trading on Euronext Dublin (“Euronext Dublin De-Listing”).

In order to achieve CRH’s primary listing transfer to the NYSE and the LSE Listing Change, Ordinary Shareholders are required to approve: (i) a scheme of arrangement (the “Scheme”) to effect the migration of the settlement system applicable to the Ordinary Shares from the EB System to DTC (the “Settlement System Migration”) in connection with the listing of the Ordinary Shares directly on the NYSE (the “NYSE Listing”); (ii) the LSE Listing Change; and (iii) certain amendments to its Articles of Association, which are necessary in order to implement the relevant changes (the “Amended Articles”). The NYSE Listing, the LSE Listing Change, the Settlement System Migration, the Amended Articles, the Scheme, the related termination of the ADR Programme and the Euronext Dublin De-Listing, together comprise the “Transaction”. Ancillary to the Transaction, the Company shall also be seeking renewed shareholder approval to purchase Ordinary Shares on the NYSE and the LSE (the “Share Buyback Authority”), the related authority to re-issue such Ordinary Shares (the “Treasury Re-issue Authority”) and an amendment to the Articles of Association in respect of such acquisitions (the “New Article 4A”) so as to facilitate the continuation of the Company’s share buyback programmes following the implementation of the NYSE Listing.

The purpose of this Circular is, inter alia, to explain: (i) the background to and reasons for the Transaction; (ii) why the Board believes the Transaction to be in the best interests of CRH and its Shareholders as a whole and why it unanimously supports the Transaction; and (iii) the Scheme, the Scheme Resolution and the EGM Resolutions to be put before Ordinary Shareholders for approval at the Shareholder Meetings.

Shareholders are advised to read the whole of this Circular and not just rely on the summary information presented in this Part I (Letter from the Chairman).

2.
Reasons for US Primary Listing

Through the active reshaping and repositioning of CRH’s business over the last decade, North America now represents approximately 75% of Group EBITDA. The US is expected to be a key driver of future growth for CRH and our exposure to this market is likely to increase further in the years ahead, driven by: (i) unprecedented levels of infrastructure funding in the US, supported by the $1.2 trillion Infrastructure Investment and Jobs Act of 2021; (ii) a renewed drive for the on-shoring of critical manufacturing activity, underpinned by the $370 billion Inflation Reduction Act of 2022 and the $280 billion CHIPS and Science Act of 2022; and (iii) significant levels of under-build and attractive long-term demand fundamentals in the residential construction market in the US.

Europe remains an important strategic part of our business and we will continue to expand our operations across the region, particularly in relation to the build-out of our integrated solutions offering and the expansion of our presence in the high-growth markets of Central and Eastern Europe, which are key beneficiaries of EU funding to support infrastructure investment.

We believe that a US primary listing would bring increased commercial, operational and acquisition opportunities for CRH, further accelerating our successful integrated solutions strategy and delivering even higher levels of profitability, returns and cash for our Shareholders.

The Board believes that a US primary listing, together with US equity indices inclusion, will yield a number of benefits for CRH and its Shareholders, as outlined below:

1)
Significantly enhanced organic growth opportunities

The US is expected to be the primary driver of future growth for CRH, driven by continued economic expansion, a growing population and significant construction needs. As the leading building materials solutions business in North America, CRH is uniquely positioned to capitalise on the strong growth opportunities in the US construction market, underpinned by long-term structural tailwinds from federal, state and municipal funding support.

A US primary listing would enhance the public profile and brand recognition of CRH in the US, both of which are increasingly important factors in the awarding of public and private customer contracts in the US, as well as the attraction and retention of high-calibre talent to support the continued growth and future success of our business.

The strong performance of CRH in recent years and the consistent outperformance relative to industry peers has been driven by the successful execution of our integrated solutions strategy. A US primary listing will be essential to the continued development of this strategy, as well as enabling us to fully participate in the significant growth opportunities that lie ahead.

2)
Enhanced acquisition capabilities to support the continued execution of our successful M&A strategy

CRH’s bolt-on acquisition strategy has been central to our growth and success over many years. A US primary listing would further enhance our M&A capabilities in the highly fragmented US construction market by providing us with further flexibility to offer US listed equity as a form of tax-efficient acquisition consideration for certain sellers.

3)
Access to a larger pool of investor capital, including potential for US equity indices inclusion

A US primary listing would provide CRH with access to a substantially larger pool of investor capital, in particular capital from US domestic investment funds, as well as removing certain barriers to investment for US retail investors.

Furthermore, while the Transaction is expected to result in CRH ceasing to be eligible for inclusion in certain UK and European equity indices, including the FTSE 100, as share trading transitions to the US market, CRH expects that, over time, it will satisfy the criteria to become eligible for consideration for inclusion in a number of US equity indices, including the S&P 500 (subject to meeting the applicable liquidity and other eligibility requirements), which would support the continued future growth and success of CRH. CRH intends to pursue inclusion in the appropriate US equity indices, including the S&P 500, as soon as possible post-Transaction.

As part of the Transaction, CRH will retain a standard listing on the LSE, which will result in it continuing to be eligible for investment by certain funds in the UK and Europe.

3.
Additional Details on Listing Proposals

The Settlement System Migration will be implemented by means of a scheme of arrangement under Chapter 1 of Part 9 of the Act, requiring Ordinary Shareholder approval and the confirmation of the Irish High Court. Ordinary Shareholder approval of the Scheme, the LSE Listing Change and the Amended Articles is now being sought, with implementation of the Transaction being conditional upon the passing of the Scheme Resolution at the Scheme Meeting and Resolutions 1- 5 at the EGM (the “Conditional Resolutions”), with such Shareholder Meetings to be held on 8 June 2023, notices for which are set out at the end of this Circular and as described in further detail in Section 8 (Resolutions to be proposed at the Shareholder Meetings) of this letter. Subject to such approvals being obtained, the Transaction is expected to take effect on or around 25 September 2023. Ancillary to the Transaction, Ordinary Shareholder approval is also being sought for the Share Buyback Authority, the Treasury Re-issue Authority and the adoption of New Article 4A so as to facilitate the continuation of the Company’s share buyback programmes following the NYSE Listing. Following implementation of the Transaction, the Ordinary Shares will be listed on (i) the NYSE; and (ii) the standard listing segment of the LSE. In addition, it is the intention of the Board to cancel the secondary listing and the admission to trading of the Ordinary Shares on Euronext Dublin on the Effective Date.

Following implementation of the Transaction:

●
Incorporation: CRH will remain an Irish incorporated and headquartered public limited company.

●
Tax Status: CRH will remain resident in Ireland for tax purposes.

●
Board and Governance: CRH will be subject to the corporate governance requirements and standards applicable to an Irish incorporated company listed on the NYSE with a standard listing on the LSE, as set out in more detail at Section 5 (Summary of the Changes to the Corporate Governance Rules, Securities Laws and Company Law applicable to CRH following the Transaction) of this letter below and Part II (Changes to the Corporate Governance Rules, Securities Laws and Company Law applicable to CRH following the Transaction) of this Circular.

●
US Equity Indices Inclusion: CRH expects to become eligible for consideration for inclusion in a number of US equity indices, including the S&P 500, and also expects that following the Transaction it will cease to be eligible for inclusion in certain UK and European equity indices (including the FTSE 100).

●
Termination of ADR Programme: The ADR Programme and CRH’s current listing of ADSs on the NYSE will be terminated and the ADSs will be cancelled and converted into the right to receive delivery of the number of Ordinary Shares they represent. See Section 6 (Termination of the ADR Programme) of this letter for further details.

●
Settlement System Migration: In order to implement the Transaction and list the Ordinary Shares directly on the NYSE, the Scheme will be used to, among other things, effect the migration of certain uncertificated Ordinary Shares currently settled through the EB System to DTC, without any change to the underlying beneficial ownership. See Section 7 (Summary of Listing, Dealings and Settlement Following the Settlement System Migration) of this letter and Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular for further details.

●
Amended Articles: The Amended Articles will be adopted in order to reflect the operational changes resulting from the Settlement System Migration, as certain changes will be required to reflect and facilitate the Settlement System Migration structure and a number of other changes to include provisions customary for Irish-incorporated US-listed issuers. See Section 8 (Resolutions to be proposed at the Shareholder Meetings) of this letter and Part IV (Proposed Amendments to the Articles of Association) for further details.

The Board has not made, and does not anticipate or intend to make, any changes to CRH’s business in connection with the Transaction, nor does it anticipate the Transaction having any material impact on the rights of Shareholders or the financial condition of the Group.

4.
Summary of the Change from a Premium Listing to a Standard Listing on the LSE

In order to achieve a primary listing in the US and become eligible for consideration for inclusion in US equity indices, including the S&P 500 (which CRH intends to pursue as soon as possible following implementation of the Transaction), CRH will need the S&P Dow Jones Indices LLC to recognise its US listing as its primary listing. To facilitate this, CRH is proposing the implementation of the LSE Listing Change and the Euronext Dublin De-Listing.

Under the FCA Listing Rules, a change from a premium listing to a standard listing on the LSE requires the approval of shareholders by a special resolution, requiring a majority of not less than 75% of votes cast (in person or by proxy). At the EGM, Ordinary Shareholders will be asked to approve the LSE Listing Change Resolution by way of a special resolution. Shareholder approval is not required in respect of the Euronext Dublin De-Listing.

The LSE Listing Change is conditional upon the passing of the Conditional Resolutions at the Shareholder Meetings, so if Ordinary Shareholders do not vote in favour of the LSE Listing Change Resolution (or any of the other Conditional Resolutions being proposed), then CRH’s premium listing on the LSE and its primary listing location in the UK will remain and the Transaction will not be implemented.

Pursuant to the FCA Listing Rules, the date of the LSE Listing Change must not be less than 20 Business Days after the passing of the LSE Listing Change Resolution. Subject to the passing of all of the Conditional Resolutions at the Shareholder Meetings and the satisfaction of all of the Conditions (as set out in further detail in Section 4 (Conditions of the Scheme of Arrangement) of Part VI (Scheme of Arrangement) this Circular), the Board intends to promptly apply to the FCA and the LSE for the LSE Listing Change to become effective at the same time as the other elements of the Transaction, which is expected to take effect on or around 25 September 2023. On the Effective Date, the Ordinary Shares will continue to be traded on the Main Market of the LSE, but under the designation “Listed: Standard”.

Following the implementation of the LSE Listing Change, CRH will remain subject to the FCA Listing Rules applicable to a company whose shares have a standard listing on the LSE, which constitute a more limited set of rules than the FCA Listing Rules applicable to companies with a premium listing of shares on the LSE. In addition, since CRH will remain as an Irish incorporated company with a standard listing on the LSE, following the LSE Listing Change (and the Transaction as a whole), the Prospectus Rules, UK MAR and the DTRs will continue to apply to CRH following the Effective Date. CRH will cease, however, to be required to comply with the super-equivalent provisions of the FCA Listing Rules which only apply to companies with a premium listing on the LSE (including provisions which grant shareholders rights to vote on significant and related party transactions).

With a standard listing on the LSE, CRH will continue to be required to have a minimum of 10% of its shares held in public hands and will continue to be obliged to publish a prospectus when issuing new shares to the public, save where an exemption applies under applicable law. CRH will also be required to disclose inside information to the market in accordance with the provisions of UK MAR and to comply with the provisions of the DTRs, including publishing notifications of dealings and holdings of Ordinary Shares by Ordinary Shareholders. CRH will also continue to be subject to the requirement to prepare annual audited financial reports and half-yearly financial reports.

A more detailed summary of the changes to the corporate governance rules, securities laws and company law applicable to CRH following the Transaction (including the differences between the regulatory requirements of companies with a standard listing and those with a premium listing on the LSE) is contained in Part II (Changes to the Corporate Governance Rules, Securities Laws and Company Law applicable to CRH following the Transaction) of this Circular.

5.
Summary of the changes to the Corporate Governance Rules, Securities Laws and Company Law applicable to CRH following the Transaction

In connection with having its primary listing in the US, CRH expects to adjust its corporate governance arrangements over time so as to align with those followed by US domestic issuers. This will involve a transition from compliance with the UK Corporate Governance Code to the corporate governance rules applicable to US domestic issuers, including rules in respect of director independence, standards for audit, nomination and remuneration board committees, board approval of related party transactions and shareholder approval of certain share issuances. However, CRH expects that for a period following implementation of the Transaction, it will continue to rely on certain exemptions available to a Foreign Private Issuer under the NYSE Rules.

From the Effective Date, CRH will still be required to make a corporate governance statement pursuant to paragraph 7.2 of the DTRs and will be subject to those requirements of the FCA Listing Rules which are applicable to a company with a standard listing. It will also continue to be subject to the Irish Takeover Rules, although it will cease to be subject to the requirements of the 2006 Takeover Regulations, and as a result the mandatory squeeze-out threshold in a takeover bid for CRH will be reduced from 90% to 80%.

CRH will also remain subject to the reporting and other requirements under the Exchange Act (as they apply to Foreign Private Issuers, for as long as CRH qualifies as such). CRH intends voluntarily to commence filing periodic and current reports under the Exchange Act using the forms applicable to a US domestic issuer starting with its annual report on Form 10-K for the fiscal year ending 31 December 2023 and quarterly reports on Form 10-Q thereafter.

A more detailed comparison of the rights of Shareholders following implementation of the Transaction is contained in Part II (Changes to the Corporate Governance Rules, Securities Laws and Company Law applicable to CRH following the Transaction) of this Circular.

6.
Termination of the ADR Programme

Approximately 6% of CRH’s issued Ordinary Shares (excluding Treasury Shares) are held through ADSs as part of the ADR Programme. On the Effective Date, the ADR Programme will be terminated and all ADSs issued thereunder will be cancelled. No shareholder approval is required in respect of the termination of the ADR Programme.

ADSs are currently held in one of three ways: (i) by the DTC Nominee, (ii) in registered form; or (iii) in certificated form, and the treatment of the ADS holder upon cancellation of the ADR Programme on the Effective Date will vary depending on how the ADSs are held, as described below:

(a)
DTC ADSs: DTC ADSs will be cancelled and the DTC Nominee will receive, and be registered in the Register of Members as the legal holder of, such number of Ordinary Shares as is equal to the number of Ordinary Shares that DTC ADSs previously held by the DTC Nominee represented, with book-entries in DTC for these Ordinary Shares being credited to the DTC Participants’ accounts in proportion to the DTC ADSs previously credited to such accounts;

(b)
Registered ADSs: Registered ADSs will be cancelled and the registered holder will receive and be registered in the Register of Members as the holder of such number of Ordinary Shares as is equal to the number of Registered ADSs that such holder previously held, without any action being required on the part of such registered holder; and

(c)
Certificated ADSs: Certificated ADSs will be cancelled and the Exchange Agent, on behalf of the holders of the Certificated ADSs, will be registered in the Register of Members as the holder of such number of Ordinary Shares as is equal to the number of Ordinary Shares that Certificated ADSs previously held by the holders of Certificated ADSs represented. Following the Effective Date and upon receipt by the Transfer Agent of a letter of transmittal duly signed by the previous registered holder of Certificated ADSs and accompanied by the ADR evidencing those ADSs, such holder will receive and be registered in the Register of Members as the holder of such number of Ordinary Shares as were represented by their cancelled Certificated ADSs.

On or about the date of this Circular, CRH and the ADS Depositary will provide a separate notice to the holders of ADSs in respect of the termination of the ADR Programme. Further details in respect of the termination of the ADR Programme are set out in Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular.

7.
Summary of Listing, Dealings and Settlement following the Settlement System Migration

Shareholders of CRH currently have the option to hold interests in Ordinary Shares either directly in certificated form with the holder named on the Register of Members or in uncertificated form through the EB System.

Approximately 96% of CRH’s Ordinary Shares in issue (excluding Treasury Shares) are currently held in uncertificated form and are transferred and settled through a central depository system operated by Euroclear Bank SA/NV (the “EB System”). This includes interests in Ordinary Shares held directly through the EB System via EB Participants, Ordinary Shares represented by CREST Depository Interests (“CDIs”) and Ordinary Shares represented by ADSs. The EB System facilitates the electronic trading and settlement of Ordinary Shares on Euronext Dublin and the LSE, and is structured as an ‘intermediated’ or ‘indirect’ system, which means that the EB Nominee is recorded on the Register of Members as the holder of legal title to such uncertificated Ordinary Shares, and transactions in those Ordinary Shares are reflected by a change in Euroclear Bank’s book-entry system.

The Depository Trust Company (“DTC”) is a central securities depository that provides settlement services for companies whose securities are listed on the NYSE. In order for the Ordinary Shares to be listed directly on the NYSE as part of the Transaction, such Ordinary Shares must be eligible for deposit and clearing through DTC. Like the EB System, DTC is an intermediated settlement system where Cede & Co., acting as nominee for DTC (the “DTC Nominee”), will be recorded in the Register of Members as the holder of legal title to the uncertificated Ordinary Shares, and trades in those Ordinary Shares will be reflected by changes in DTC’s book-entry system, instead of through a change to the Register of Members.

The Scheme will be used to effect the migration of the uncertificated Ordinary Shares currently settled through the EB System to DTC, or, where this is not possible or cannot be facilitated, to ‘registered form’ (i.e. an Ordinary Share the holder of which is recorded on the Register of Members as the registered holder thereof directly (and not through the DTC Nominee), wihtout the issuance of a corresponding physical certificate (save as required by applicable law)). This will not result in any change to the underlying beneficial ownership of those Ordinary Shares, however legal title to such Ordinary Shares will transfer from the EB Nominee to either the DTC Nominee or the relevant shareholders (as applicable), with the DTC Nominee or such relevant shareholders (as applicable) being registered in the Register of Members.

At the same time, Ordinary Shares currently held in certificated form will be converted into ‘registered form’ in order to comply with customary practices for DTC eligible securities (see “Certificated Ordinary Shareholders” below for further information).

As discussed in further detail in Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular and as summarised below, the arrangements for holding interests in uncertificated Ordinary Shares immediately following the Effective Time will vary depending on whether such interests in the Ordinary Shares were held through an EB Participant or in the form of CDIs or ADSs prior to the Effective Time.

Residual Ordinary Shares held through EB Participants

Following the Effective Time, settlement of trades of Ordinary Shares on Euronext Dublin, and the use of the EB System for electronic settlement and trades in Ordinary Shares, will cease to be available. Accordingly, at the Effective Time, Residual Ordinary Shares held through EB Participants will be automatically transferred out of the EB System and converted into ‘registered form’ pursuant to the Scheme, with the Relevant EB Participants being recorded in the Register of Members in respect of their holdings in such Ordinary Shares, as described above.

For the purpose of updating the Register of Members with details of the Relevant EB Participants and their respective interests in the Ordinary Shares on the Effective Date, the Transfer Agent will use the most recent name and registered address provided by the Relevant EB Participant to Euroclear Bank and held in Euroclear Bank’s records in respect of their interests in Residual Ordinary Shares held through EB Participants (the “Default Details”) to update the Register of Members unless the Relevant EB Participant provides Euroclear Bank with an updated name and registered address, and relevant supporting documentation, at least two (2) weeks prior to the Effective Date.

These Residual Ordinary Shares held through EB Participants will be held outside of DTC in ‘registered form’, although holders of these Residual Ordinary Shares held through EB Participants may, following the Effective Time, contact their broker to arrange to deposit their Residual Ordinary Shares held through EB Participants into DTC (and hold them via a DTC Participant or via the DI Custodian’s DTC Participant account) as described in further detail in Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular.

Holders of interests in Ordinary Shares held through EB Participants (the “Existing EB Holders”) are strongly encouraged to contact the EB Participant through which they indirectly hold interests in Ordinary Shares prior to the Transfer Deadline to confirm what (if any) steps their nominated EB Participant intends to take prior to the Transfer Deadline and/or the impact, following the Effective Time, on the manner in which they exercise their rights in the Ordinary Shares and the services currently provided to them by their nominated EB Participant following the Effective Time.

Existing EB Holders who do not want their interests in Ordinary Shares held through EB Participants to be registered directly in the name of their nominated EB Participant on the Register of Members should take steps to reposition their holding of interests in Ordinary Shares into CDIs through the CREST System or withdraw their holding of Ordinary Shares from the EB System directly into their own name (or the name of their nominee) to be held in ‘registered form’ sufficiently in advance of the Transfer Deadline.

EB Participants receiving Ordinary Shares in ‘registered form’ at the Effective Time may not be able to immediately transact or settle trades in respect of those Ordinary Shares on the LSE or the NYSE until such time as (i) their holding statement is received; and (ii) the Ordinary Shares are subsequently transferred by them to the DTC Nominee through a physical stock transfer form and such former EB Participants subsequently receive indirect interests in those Ordinary Shares through their nominated DTC Participant account or their nominated CREST Participant account (in the form of DIs) (as applicable).

Following the Effective Time, the Transfer Agent will require a medallion signature guarantee for a transfer of Ordinary Shares by a person holding in ‘registered form’ (save for in circumstances where such Ordinary Shares are transferred by a US resident Shareholder for an amount equal to less than $10,000, and/or in certain circumstances as the Transfer Agent may determine from time to time), as described in further detail in Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular.

Ordinary Shares held through CDIs

At the Effective Time, the existing CDI facility will be cancelled and, to facilitate the holders of CDIs continuing to conduct transactions and trade and settle their interests in Ordinary Shares held through CDIs on the LSE, each CDI will be replaced with a Depositary Interest (“DI”) on a one-for-one basis. The DIs will be issued by the DI Depositary through CREST, however the Ordinary Shares held through the DIs will be registered in the name of the DTC Nominee. DTC will credit the DI Custodian’s DTC Participant account with book-entry interests in respect of the Ordinary Shares represented by the DIs, and the DI Depositary will in turn credit interests in the DIs to the securities custody accounts of CREST Participants.

Ordinary Shareholders should note that whilst there will be some technical differences with respect to the underlying settlement mechanics of trading their interests in Ordinary Shares listed on the LSE following the Effective Time, in practice we expect that Ordinary Shareholders will continue to have substantially the same trading and settlement experience on the LSE as they have today.

Other Registered Scheme Shares

Certain of the Ordinary Shares (i.e. Ordinary Shares underlying both Registered ADSs and Certificated ADSs) will not migrate to DTC. Instead, pursuant to the Scheme, legal title to these Other Registered Scheme Shares will transfer as described in sub-paragraphs 2(c) – 2(d) of Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular.

Section 6 (Termination of the ADR Programme) of this letter provides further details regarding the Registered ADSs and Certificated ADSs.

Certificated Ordinary Shareholders

Approximately 4% of the Ordinary Shares (excluding Treasury Shares) are currently held in certificated (i.e. paper) form. Certificated Ordinary Shareholders are named on the Register of Members and hold the legal title to their Ordinary Shares.

Shareholders who hold their Ordinary Shares in certificated form immediately prior to the Effective Time will continue to be named on the Register of Members as the registered owners of the relevant Ordinary Shares following the Effective Time. However, the physical share certificates representing certificated

Ordinary Shares will be automatically cancelled at the Effective Time pursuant to the Scheme and instead corresponding book-entries on the Register of Members maintained by the Transfer Agent will be used to reflect ownership of such Ordinary Shares in ‘registered form’. Following the Effective Time, certificated Ordinary Shareholders will receive a statement issued by the Transfer Agent confirming their holding of Ordinary Shares in ‘registered form’.

After the Effective Time, holders of Ordinary Shares in ‘registered form’ will be entitled to deposit their Ordinary Shares into DTC and to hold them via a DTC Participant or the DI Custodian’s DTC Participant account in the form of DIs, should they wish to do so. This deposit can be effected by giving appropriate instructions to a broker, bank or custodian, as described in further detail in Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular.

Following the Effective Time, the Transfer Agent will require a medallion signature guarantee for a transfer of Ordinary Shares by a person holding in ‘registered form’ (save for in circumstances where such Ordinary Shares are transferred by a US resident Shareholder for an amount equal to less than $10,000), as described in further detail in Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular.

ADSs

Details of the impact of the Transaction on the ADR Programme are set out in Section 6 (Termination of the ADR Programme) of this letter.

Further details on the trading and settlement arrangements for Ordinary Shares after the Effective Time are set out in Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular.

Trading currency

Following the Effective Time, the Ordinary Shares will continue to trade in pounds sterling on the LSE and will trade in US dollars on the NYSE.

Dividend payment currency elections

Shareholders who hold their Ordinary Shares through a DTC Participant account will automatically receive dividends in US dollars, with no option to elect to receive dividends in another currency.

Ordinary Shareholders holding in ‘registered form’ following the Effective Time will receive dividends in US dollars unless the relevant shareholder has elected through the Transfer Agent to receive payments in an alternative available currency (e.g. pounds sterling or euro), and the Transfer Agent will then facilitate payment in the alternative available currency. Further information on electing for alternative currency preferences is set out in Part VIII (FAQ Regarding the Transaction) of this Circular.

Ordinary Shareholders holding through DIs will automatically receive dividends in the default dividend payment currency fixed by the Board from time to time (which at present is euro) in accordance with the terms of the DI Deed unless the relevant holders of DIs have lodged a valid currency payment election through CREST for such payments to be payable in a permitted alternative available currency such as US dollars or pounds sterling, and, in such circumstances, the DI Depositary will facilitate payment in the alternative available currency. Further information on electing for alternative currency preferences is set out in Part VIII (FAQ Regarding the Transaction) of this Circular.

Other mandates and elections

In respect of Ordinary Shares (save for Ordinary Shares held through CDIs or DTC ADSs), all mandates, preferences and communications (including in relation to currency elections and payment methods, but excluding in relation to notice and mailing preferences) in force and notified to CRH prior to the Effective Date relating to Ordinary Shares shall no longer be deemed as valid following the Effective Date. Upon receipt of their ownership statement from the Transfer Agent, registered Shareholders should contact the Transfer Agent (in writing or via an online service to be communicated) to provide their instructions and preferences and to have them recorded and applied going forward, including in relation to currency election and payment method preferences for dividend payments and communication preferences. Further information on electing for alternative currency preferences is set out in Part VIII (FAQ Regarding the Transaction) of this Circular.

In respect of CDIs, all preferences, elections and instructions as to notices and other communications, and currency and payment methods for dividend payments which have been duly notified to CRH prior to the Effective Date relating to CDIs will be preserved and deemed to apply in respect of the DIs following the Effective Time. Following the Effective Time, holders of DIs should review their preferences and instructions through CREST to ensure that their preferences are correctly recorded and remain unchanged.

In respect of DTC ADSs, to the extent possible, all preferences, elections and instructions as to notices and other communications, and currency and payment methods for dividend payments which have been duly notified to DTC prior to the Effective Date will be preserved and deemed to apply following the Effective Time. Following the Effective Time, holders of DTC ADSs should review their preferences and instructions through DTC to ensure that their preferences are correctly recorded and remain unchanged.

8.
Resolutions to be proposed at the Shareholder Meetings

Shareholders should read the Notice of Scheme Meeting and Notice of EGM set out at the end of this Circular for the full text of the Resolutions to be proposed at the Shareholder Meetings and for further details about each of the Shareholder Meetings. As the Resolutions do not affect the rights of Preference Shareholders, Preference Shareholders are not entitled to vote on the Resolutions at the Shareholder Meetings.

The Scheme Meeting will be held on 8 June at 10:00am (Irish Time) and it will be followed by the EGM at 10:15am (Irish Time), or as soon as possible thereafter, in each case at Royal Marine Hotel, Marine Road, Dún Laoghaire, Co. Dublin, A96 K063, Ireland. Entitlement to attend and vote at the Shareholder Meetings (or any adjournment thereof) and the number of votes which may be cast, will be determined by reference to the Register of Members as at 7:00 pm (Irish Time) on 4 June 2023. As of the Latest Practicable Date prior to the publication of this Circular, a total of 736,791,029 Ordinary Shares were outstanding. Each Ordinary Share entitles the holder to one vote.

At the Scheme Meeting, Ordinary Shareholders will be asked to approve the Scheme, which will (subject to the subsequent approval of all other Conditional Resolutions at the EGM) result in: (i) the migration of the clearing and settlement system applicable to the uncertificated Ordinary Shares from the EB System to DTC (subject to certain exceptions which will transfer to ‘registered form’); and (ii) the conversion of the Ordinary Shares currently held in certificated form into ‘registered form’ in order to comply with customary practices for DTC eligible securities, in connection with the NYSE Listing. At the EGM, which will occur promptly following the conclusion of the Scheme Meeting, Ordinary Shareholders will be asked to approve the Scheme (Resolution 1), the LSE Listing Change (Resolution 2), the Amended Articles (Resolution 3), the Share Buyback Authority (Resolution 4), the Treasury Re-Issue Authority (Resolution 5) and the New Article 4A (Resolution 6).

On 27 April 2023, at the 2023 Annual General Meeting of the Company (the “2023 AGM”), Shareholders renewed the authority of the Company and any of its subsidiaries to purchase up to 10% of the Company’s Ordinary Shares in issue as at the date of the 2023 AGM (the “2023 Share Buyback Authority”). The 2023 Share Buyback Authority provides the Company with the ability to buyback Ordinary Shares on Euronext Dublin and/or the LSE in accordance with the provisions of Article 8A of the Company’s current Constitution. At the EGM, Shareholders will be asked to approve, as part of the Amended Articles, a new Article 8A which increases the Company’s flexibility in respect of share buybacks, including the ability to make share repurchases on the NYSE. Due to this change in Article 8A, the Company shall be required to renew the share buyback authority it sought at the 2023 AGM and extend the Company’s authorisation to make overseas market purchases, to include purchases on the NYSE, in accordance with the provisions of the Amended Articles. The Board believes that the Company should retain the ability to buyback its Ordinary Shares so that it can be used in the best interests of Shareholders generally. Resolution 4 seeks authority to purchase up to a maximum of 40,000,000 Ordinary Shares. This number of Ordinary Shares, combined with the Ordinary Shares repurchased under the authority above at the 2023 AGM, will not exceed 10% of the Company’s Ordinary Shares in issue as at the date of the 2023 AGM. At the 2023 AGM, the Company also renewed its authority to set maximum and minimum prices at which Treasury Shares may be reissued off-market by the Company. This price mechanism is set out in Article 8B of the Company’s current Constitution and is required to be updated to remove the references to Euronext Dublin, which will no longer be required following the Euronext Dublin De-Listing. As a result of this amendment to the current Constitution, the Company will be required to renew the authority it sought at the 2023 AGM in order to align with the provisions of the Amended Articles. Resolution 6 is being proposed to allow the Company the flexibility to make market repurchases of Ordinary Shares to be effected by way of redemption, in addition to by way of acquisition. Market repurchases of Ordinary Shares by way of redemption is the customary means by which shares are repurchased by Irish companies listed on the NYSE pursuant to share repurchase programmes.

The Scheme Resolution, together with Resolutions 1 to 5 being proposed at the EGM, are inter-conditional and therefore the Transaction cannot proceed unless all such Conditional Resolutions are approved by the requisite majority (in person or by proxy) at the Shareholder Meetings. Resolution 6 is conditional upon the approval of Resolutions 1 to 5, however Resolutions 1 to 5 are not conditional on the approval of Resolution 6. All Resolutions proposed at the Shareholder Meetings will be decided on a poll.

The Amended Articles are required to be adopted on the Effective Date as, upon implementation of the Settlement System Migration, it will no longer be possible to hold or settle the transfer of: (i) Ordinary Shares directly through the EB System; or (ii) CDIs through CREST. As a result, CRH has entered into certain arrangements (further details of which are set out in Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular in order to enable Ordinary Shareholders to hold, and settle transfers of, their interests in the Ordinary Shares of CRH: (i) through CREST in the form of DIs, each representing an entitlement to one underlying Ordinary Share; and (ii) through DTC. Adopting the Amended Articles on the Effective Date is the most practical way to enable CRH to implement such arrangements. In addition, the Amended Articles include a number of changes to include provisions customary for Irish-incorporated US-listed issuers.

Further details of the amendments to the Articles of Association of CRH are set out in Part IV (Proposed Amendments to the Articles of Association) of this Circular. A copy of the Amended Articles, marked up to show the proposed changes, are also available for inspection from the date of this Circular until and including the date of the Shareholder Meetings:

●
at the offices of Arthur Cox LLP, 12 Gough Square, London, EC4A 3DW, United Kingdom during normal business hours from the date of this Circular until the time of the Meeting;

●
online at www.crh.com from the date of this Circular;

●
on the national storage mechanism at https://data.fca.org.uk//nsm/nationalstoragemechanism from the date of this Circular; and

●
at the EGM from at least 15 minutes prior to the EGM and until the conclusion of the EGM.

Shareholders should note that no shareholder approval is required in respect of (i) the NYSE Listing (save in respect of the Settlement System Migration); (ii) the termination of the ADR Programme; or (iii) the Euronext Dublin De-Listing.

9.
Scheme of Arrangement

It is intended that the Settlement System Migration will be effected by means of an Irish High Court sanctioned scheme of arrangement in accordance with Chapter 1 of Part 9 of the Act, which will result in the migration of the clearing and settlement system applicable to the uncertificated Ordinary Shares from the EB System to DTC.

Specifically, the Scheme will effect (i) the transfer of legal title to (but not the beneficial interest in) the Ordinary Shares held through CDIs and the Ordinary Shares held through DTC ADSs, which is currently held by the EB Nominee, to the DTC Nominee; (ii) the transfer of legal title to (but not the beneficial interest in) the Registered Scheme Shares from the EB Nominee to the relevant shareholders and the withdrawal of such Ordinary Shares from the EB System and the conversion of such Ordinary Shares to ‘registered form’; and (iii) the conversion of the certificated Ordinary Shares in issue at the Scheme Record Time to ‘registered form’, in each case on the Effective Date, without any change to the underlying beneficial ownership of such Ordinary Shares.

The implementation of the Transaction is conditional upon the Scheme becoming effective. The effectiveness of the Scheme is conditional upon:

(a)
the approval of the Scheme by Ordinary Shareholders who represent at least 75% in value of the members present and voting either in person or by proxy at the Scheme Meeting;

(b)
a quorum of at least two persons holding, or representing by proxy, at least one-third in nominal value of the Ordinary Shares in issue being satisfied at the Scheme Meeting;

(c)
the approval of Resolutions 1-5 set out in the notice convening the EGM by the requisite majority of Ordinary Shareholders at the EGM (or at any adjournment of such meeting);

(d)
the Scheme being sanctioned by the Irish High Court (with or without any modification(s), addition(s) or condition(s) approved or imposed by the Irish High Court) pursuant to Section 453(2)(c) of the Act;

(e)
the delivery of a copy of the Scheme Order to the Registrar of Companies in accordance with Section 454 of the Act; and

(f)
the Board not having resolved to abandon, discontinue and/or withdraw the Scheme prior to the Irish High Court Hearing.

Conditional upon the approval of the Ordinary Shareholders being obtained at the Scheme Meeting (and the approval of the other Conditional Resolutions at the EGM), an application will be made to the Irish High Court to sanction the Scheme under Section 453(2)(c) of the Act.

Legal notices advertising the date of the final Irish High Court Hearing will be published following the application by CRH to the Irish High Court for directions. Each Shareholder is entitled to attend the Irish High Court Hearing in person or to be represented by counsel or a solicitor (at their own expense) to support or oppose the sanctioning of the Scheme.

Subject to the sanction of the Irish High Court, the Scheme will become effective in accordance with its terms upon delivery to the Registrar of Companies of the Scheme Order. Upon the Scheme becoming effective, it will be binding on all Ordinary Shareholders of CRH, irrespective of whether or not they attended or voted at the Scheme Meeting, or whether they voted in favour of or against the Scheme.

While the Directors (or their nominees) hold certain interests in the share capital of CRH, as set out on page 131 of the Annual Report and Financial Statements of CRH for the year ended 31 December 2022, the service contracts or letters of appointment of the Directors do not contain any provision under which they would benefit from the implementation of the Scheme. As such, the Scheme will not have any material effect on the interests of the Directors that is in addition to, or different from the effect on other Shareholders. In addition, the Scheme will not have any material effect on the interests of any debenture holders of CRH.

Full details of the Scheme are set out in the Scheme Document in Part VI (Scheme of Arrangement)of this Circular and your attention is drawn to Section 8 (Resolutions to be proposed at the Shareholder Meetings) and Section 11 (Actions to be Taken) of this letter for a summary of actions to be taken in respect of the Scheme.

This section 9 (Scheme of Arrangement) comprises the explanatory statement in respect of the Scheme for the purposes of Section 452 of the Act.

10.
Tax Implications

The information given in this Circular in relation to the tax consequences of the Transaction is not exhaustive and does not constitute legal or tax advice. The tax consequences of the Transaction may vary depending on your tax status and the tax laws in your country of tax residence or domicile.

Generally, Ordinary Shareholders who are tax resident in the following jurisdictions should not recognise any gain or loss on the Transaction:

●
As discussed in Section 1 (Irish Tax Considerations) of Part III (Summary of the Tax Consequences of the Transaction) of this Circular, Ordinary Shareholders should not be liable to Irish capital gains tax or corporation tax on chargeable gains (“CGT”) as a result of the Transaction on the basis that the Transaction should not be treated as giving rise to a disposal of the beneficial ownership of the Ordinary Shares for CGT purposes.

●
As discussed in Section 2 (UK Tax Considerations) of Part III (Summary of the Tax Consequences of the Transaction) of this Circular, Ordinary Shareholders are not expected to be liable to United Kingdom capital gains tax or corporation tax on chargeable gains as a result of the Transaction.

●
As discussed in Section 3 (Material US Federal Income Tax Considerations) of Part III (Summary of the Tax Consequences of the Transaction) of this Circular, for United States federal income tax purposes, the Transaction should not be treated as a sale, exchange or other taxable event to the holders of Ordinary Shares.

You should carefully review Part III (Summary of the Tax Consequences of the Transaction) of this Circular with your tax advisors before voting on the Resolutions being proposed at the Shareholder Meetings.

11.
Actions to be Taken

As outlined above, implementation of the Transaction is conditional on the approval by Ordinary Shareholders of the Conditional Resolutions.

You will find enclosed with this Circular separate Forms of Proxy for use at the Scheme Meeting and the EGM. Whether or not you propose to attend the Shareholder Meetings in person, it is important that you complete and sign the relevant Form of Proxy in accordance with the instructions printed thereon and return them to the Registrar as soon as possible and, in any event, so as to be received no later than (i) 10:00am (Irish time) on 6 June 2023 in the case of the Scheme Meeting; and (ii) 10:15am (Irish time) on 6 June 2023 in the case of the EGM.

The completion of a Form of Proxy will not preclude you from attending the Scheme Meeting and/or the EGM and voting in person, if you wish to do so. Further details on how to appoint a proxy at the Shareholder Meetings are set out in the Notice of Scheme Meeting and Notice of EGM and on the appropriate Forms of Proxy.

12.
Board Recommendation

The Board considers the Scheme and the Transaction to be in the best interests of CRH and its Shareholders as a whole. Your vote is very important. Whether or not you plan to attend the Scheme Meeting or the EGM, please take appropriate action to make sure your Ordinary Shares are represented and voted at the Scheme Meeting and the EGM.

Accordingly, the Board unanimously recommends that you vote “FOR” the Scheme Resolution to be proposed at the Scheme Meeting and “FOR” the EGM Resolutions to be proposed at the EGM, as the Directors each intend to do so in respect of their own beneficial holdings of Ordinary Shares (representing approximately 0.03% of the total issued share capital of CRH as at the Latest Practicable Date prior to the publication of this Circular).

Yours faithfully,

Richie Boucher

Chairman

PART II

CHANGES TO THE CORPORATE GOVERNANCE RULES, SECURITIES LAWS AND COMPANY LAW APPLICABLE TO CRH FOLLOWING THE TRANSACTION

1.
Changes Resulting from the Transaction

The Transaction will result in changes to certain aspects of the corporate governance, securities laws and company law applicable to CRH following the Effective Time. These changes primarily arise due to the difference in the FCA Listing Rules applicable to a company with a standard listing of shares rather than a premium listing of shares. The table below sets outs a summary of some of the more material changes expected to arise from the Transaction, with the current position set out in column 2 and the position following the Transaction set out in column 3.

From a US perspective, CRH is currently subject to certain requirements of the Exchange Act and NYSE Rules due to its existing listing of ADSs on the NYSE. CRH will continue to be subject to these requirements following the Transaction, as set out in column 4.

Items that have been marked with an asterisk (*) in column 4 indicate that CRH currently relies on an exemption available to it as a Foreign Private Issuer from the application of the NYSE corporate governance standards described therein. These asterisked provisions would fully apply if CRH ceases to qualify as an FPI.

See Section 2 (CRH’s Status as a Foreign Private Issuer) below of this Part II (Changes to the Corporate Governance Rules, Securities Laws and Company Law applicable to CRH following the Transaction) for further information on CRH’s status as a Foreign Private Issuer.

1Issue	2Current Position(under the FCA Listing Rules / Euronext Dublin Listing Rules and Irish Company Law)	3Position Following the Transaction(under the FCA Listing Rules and Irish Company Law)	4Continuing Requirements(under Exchange Act Requirements and Applicable NYSE Corporate Governance Standards)
Appointment of Directors
CRH’s Constitution provides that one-third of the Board is subject to annual re-election by rotation, however CRH complies with the requirement for the annual re-election of all directors under the UK Corporate Governance Code.

While CRH will no longer be subject to the UK Corporate Governance Code, it is intended that CRH will continue to submit all of its directors to annual re-election and the Amended Articles will provide for this annual re-election provision.
Not applicable.
Share Allotment Authorities
Under Irish company law, the allotment of shares by the directors requires the approval of shareholders voting by an ordinary resolution. CRH currently seeks an annual allotment authority at its annual general meeting.
As a result of its premium listing of Ordinary Shares on the LSE, CRH is currently subject to the requirements of Chapter 9 of the FCA Listing Rules, which imposes certain requirements on the conduct of open offers, rights issues and placings.

There will be no change to the requirement to obtain shareholder approval for share allotments.
Chapter 9 of the FCA Listing Rules does not apply to companies with a standard listing of shares and will cease to apply to CRH.
A listed company is required to obtain shareholder approval for an issuance of shares of greater than 20% of its issued share capital or voting rights.*
Pre-Emption Rights
Under Irish company law, the allotment of shares by the directors for cash without offering pre-emption rights (i.e. the right of existing shareholders to first be offered such shares) requires the approval of shareholders voting by a special resolution. CRH currently seeks the approval of an annual authority in respect of the dis-application of pre-emption rights at its annual general meeting in accordance with the guidance set by the Pre-Emption Group. In addition, the FCA Listing Rules include a requirement to obtain shareholder approval for dis-applying pre-emption rights which are consistent with the provisions of Irish company law.

Irish company law obligations will continue to apply, including the requirement for shareholder approval for the dis-application of pre-emption rights.
The FCA Listing Rules relating to pre-emption rights do not apply to companies with a standard listing of shares, and will cease to apply to CRH.
The Pre-Emption Group guidance will also cease to apply to CRH, but it is expected that CRH will continue to seek general shareholder authority for the disapplication of pre-emption rights at its annual general meetings in a manner consistent with market practice for Irish companies with domestic issuer status in the US, which currently envisages an annual authority of up to 20% of issued share capital.
Not applicable.
Significant Transactions
As a result of its premium listing on the LSE, CRH is required to comply with Chapter 10 of the FCA Listing Rules, which requires larger acquisitions and disposals exceeding 25% under the class tests (i.e. Class 1 transactions) to be subject to shareholder approval by an ordinary resolution, with a circular to be provided to shareholders, and for transactions exceeding 5% under the class tests (i.e. Class 2 transactions) to be announced with specified disclosure requirements.

The FCA Listing Rules relating to significant transactions do not apply to companies with a standard listing and will therefore cease to apply to CRH.
CRH will still be required to make announcements that constitute inside information of material transactions where required to do so under UK MAR.

A listed company is required to obtain shareholder approval for an issuance of shares of greater than 20% of its issued share capital or voting rights.*
CRH is required to release quickly to the public any information which might reasonably be expected to materially affect the market for its securities.
CRH is required to furnish to the SEC information that it makes public pursuant to Irish law, files with the LSE or distributes to its security holders and which is material with respect to the Group, concerning (among other things) changes in control, acquisitions or dispositions of assets, material increases or decreases in the amount of securities or indebtedness outstanding, the granting of options or payment of other compensation to directors or officers and any other information which CRH deems of material importance to security holders.

Related Party Transactions
As a result of its premium listing of Ordinary Shares on the LSE, CRH is required to comply with Chapter 11 of the FCA Listing Rules, which requires larger transactions with related parties (including directors and substantial shareholders) exceeding 5%, under at least one of the class tests, to be subject to shareholder approval by an ordinary resolution (excluding the related parties), with a circular provided to shareholders, and for smaller related party transactions of less than 5% but greater than 0.25% to comply with certain public disclosure requirements.
Irish company law also imposes certain restrictions on non-cash transactions with directors and credit transactions with directors.

The FCA Listing Rules relating to related party transactions do not apply to companies with a standard listing of shares and will therefore cease to apply to CRH.
The restrictions applicable to related party transactions under Irish company law, including restrictions on non-cash transactions and credit transactions with directors, will continue to apply.

The NYSE Rules require shareholder approval for share issuances to a related party (including a director, officer or substantial security holder of a listed company): (i) if the shares to be issued exceed 1% of the company’s issued share capital or voting rights, subject to certain exceptions; or (ii) if shares are issued as consideration in a transaction where the related party has a 5% or greater interest (or related parties collectively have a 10% or greater interest) in the company or assets acquired or in the consideration to be paid, and the share issuance could result in an issuance that exceeds 5% of the issued share capital or voting rights of the company.*
In addition, the NYSE Rules require the audit committee or another independent body of the board of directors of a listed company to conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest, and to prohibit transactions which are inconsistent with the interests of the company and its shareholders.*
CRH is required to disclose related party transactions in its filings with the SEC.

Share Buy-Backs
As a result of its premium listing on the LSE, CRH is required to comply with Chapter 12 of the FCA Listing Rules which sets out (i) the maximum price to be paid for share repurchases of less than 15% of any class of equity shares; (ii) the requirement that any purchases of 15% or more of any class of equity shares be made by way of tender offer to all shareholders of that class; and (iii) notification requirements in respect of share repurchases. CRH’s current ongoing share buyback programme will be subject to Chapter 12 of the FCA Listing Rules until the Effective Time
In accordance with Irish company law and CRH’s Articles of Association, CRH is required to seek shareholder approval by way of special resolution for any purchases of its own shares.
CRH is also subject to the requirements of EU MAR and UK MAR, including the buyback safe-harbour procedures relating to maximum purchases of daily volume, purchases during the auction phase and reporting requirements.

The FCA Listing Rules relating to share buy-backs under Chapter 12 do not apply to companies with a standard listing and will therefore cease to apply to CRH.
CRH will continue to be subject to the requirements of UK MAR in respect of repurchases on the LSE.
The Irish company law requirements and CRH’s Amended Articles will continue to apply whereby CRH shall be required to seek shareholder approval by way of ordinary resolution for any purchases of its own shares. In addition, in line with market practice for Irish issuers in the US, Resolution 6 being proposed at the EGM, if approved, will allow for market repurchases of shares to be effected by way of redemption without the requirement for separate shareholder authority.
CRH is required to comply with the anti-fraud rules under Rule 10b-5 of the Exchange Act with respect to share repurchases and to disclose such share repurchases in its filings with the SEC.
Indexation Eligibility
CRH is currently eligible for inclusion in (i) the FTSE indices, as it satisfies the requirement of having a premium listing on the LSE; and (ii) the EURO STOXX 50 index, as it satisfies the requirement of having a listing in a Eurozone country. CRH is not currently eligible for inclusion in US indices.

CRH will cease to be eligible for inclusion on the FTSE indices and the EURO STOXX 50 index from the Effective Date as it will no longer have a premium listing on the LSE or a secondary listing of Ordinary Shares on Euronext Dublin.

Following the Transaction, CRH expects to become eligible for consideration for inclusion in US equity indices, including the S&P 500, subject to meeting all applicable eligibility requirements. However, the inclusion of CRH in an index, including the S&P 500, will ultimately be at the discretion of the providers of such indices.

Transfer of Listing / Cancellation of Listing
Ordinary Shareholder approval by a special resolution is required for the cancellation of a premium listing of shares on the LSE.
20 Business Days’ notice of the intention to cancel a secondary listing on Euronext Dublin is required to be published via a Regulatory News Service with additional notice to be published via a Regulatory News Service on the date of cancellation of the secondary listing.
		Companies with a standard listing of shares on the LSE are not required to obtain the approval of shareholders for the cancellation of the listing.	The NYSE Rules do not require an approval of shareholders for the cancellation of a listing on the NYSE.
Right to Place Items on the Agenda of General Meeting/ Proxy Statement
Under Irish company law and CRH’s Articles of Association, shareholders holding at least 3% of its issued share capital, representing at least 3% of the voting rights of all the members who have a right to vote, have the right to put an item on the agenda, or table a draft resolution at a general meeting. This right is subject to the requirement that notice of the item or a draft of the resolution shall have been submitted to CRH as required by Article 61 of CRH’s current Articles of Association and in time for CRH to comply with the applicable notice requirements in Sections 181, 191, 1098 and 1103 of the Act.
The current position under CRH’s Articles of Association will continue to apply and the proposed changes to the Amended Articles will not change these rights.
As an FPI, CRH is not currently subject to the proxy rules under Section 14 of the Exchange Act, including rules regarding the ability of holders to place certain items on the agenda of a general meeting.
See Section 2 (CRH’s Status as a Foreign Private Issuer—Obligations Related to Proxy Rules under Section 14 of the Exchange Act) of this Part II (Changes to the Corporate Governance, Securities Laws and Company Law Relating to the Transaction) below for further information.

Statutory Squeeze-out in Takeovers
The 2006 Takeover Regulations currently apply to CRH and contain a mandatory 90% squeeze-out threshold in any takeover bid for CRH (meaning that once a bidder has obtained acceptance from 90% or more of shareholders, the remaining shareholders may be subject to a mandatory acquisition of their shares on the same terms).

The requirements of the 2006 Takeover Regulations will cease to apply and, as a result, the mandatory squeeze-out threshold in a takeover bid for CRH will reduce from 90% to 80%, pursuant to Irish company law.
Not applicable – this will be governed by Irish company law.
Financial Statements and Filing Requirements
The relevant financial reporting framework that CRH currently applies in the preparation of the Group financial statements is the International Financial Reporting Standards (IFRS), as adopted by the European Union (which also need to comply with the requirements of the Act) and, for the purposes of filings with the SEC, as adopted by the IASB. The relevant financial reporting framework that has been applied in the preparation of CRH’s financial statements is the Act and FRS 101 “Reduced Disclosure Framework” issued by the Financial Reporting Council.
For Irish filing purposes, CRH will still be required to prepare and file audited statutory, consolidated financial statements in accordance with IFRS.
CRH is required to file an annual report on Form 20-F, including audited financial statements prepared under either (i) IFRS, as adopted by the IASB; or (ii) US GAAP.
The NYSE Rules require CRH, as a Foreign Private Issuer, to submit to the SEC, no later than six months following the end of CRH’s second fiscal quarter, a Form 6-K that includes (i) an interim balance sheet as at the end of its second fiscal quarter; and (ii) a semi-annual income statement that covers its first two fiscal quarters.
CRH is permitted voluntarily to use US domestic filer forms for its periodic reports under the Exchange Act, and intends to do so starting with its annual report on Form 10-K for the year ending December 31, 2023 and quarterly reports on Form 10-Q thereafter, in each case including financial statements prepared under US GAAP.

Market Abuse Regulation
EU MAR and UK MAR currently apply to CRH, including in respect of the announcement of inside information and the disclosure of transactions by its persons discharging managerial responsibilities (including its directors) and with persons closely associated with persons discharging managerial responsibilities.

UK MAR will continue to apply following the Transaction.
EU MAR will also continue to apply but only in respect of the Preference Shares listed on Euronext Dublin and the listed bonds and debt securities of the Group which are listed on an EU regulated market.

As noted above, CRH is required to release quickly to the public any information which might reasonably be expected to materially affect the market for its securities.
CRH is required to furnish material information to the SEC that it makes public pursuant to Irish law, files with the LSE or distributes to its security holders.

Beneficial Ownership Reporting
CRH is currently subject to the beneficial ownership reporting requirements under Irish company law and, in the case of persons discharging managerial responsibilities and their persons closely associated, EU MAR and UK MAR.
In addition, following the announcement of a potential offer, the disclosure requirements under the Irish Takeover Rules will also apply.

The disclosure obligations under Irish company law, UK MAR, EU MAR (in respect of the Preference Shares only) and the Irish Takeover Rules will continue to apply following the completion of the Transaction.
Beneficial owners of Ordinary Shares are required to comply with the reporting obligations under Section 13(d) of the Exchange Act.
Corporate Governance in respect of Leadership and Company Purpose
As a company with a premium listing of Ordinary Shares on the LSE, CRH currently complies with the UK Corporate Governance Code’s principles governing Board Leadership and Company Purpose, including in respect of annual report disclosures, engagement with major shareholders, obtaining work-force views on board issues (or work-force board representation), conflicts of interest and recording of director concerns.
Under the FCA Listing Rules, CRH is currently required to comply with the requirement to include a statement in its annual report setting out whether it has (i) included climate related financial disclosures consistent with the Task Force on Climate-related Financial Disclosures Recommendations and Disclosures in its annual financial report, or explain the reasons for not including such disclosures and the steps to be taken in order to be able to comply and the timeframe for doing so; and (ii) met specified targets in respect of board diversity at a chosen reference date within its accounting period.

With a standard listing of Ordinary Shares on the LSE, CRH will cease to be subject to the UK Corporate Governance Code.
It will, however, remain subject to the DTRs requirement to make a statement in the directors’ report covering the governance code to which the company is subject, its financial reporting process and certain details of its share capital. The directors of companies with a standard listing on the LSE are also required to include a description in the directors’ report of their internal control and risk management systems and the composition of committees.
The FCA Listing Rules relating to the annual report disclosures will continue to apply.

The NYSE Rules require a listed company to:
(a) review, revise and disclose corporate governance guidelines pertaining to director qualification standards, director responsibilities, director access to management and independent advisors, director compensation and management succession;* and
(b) review, revise and disclose a code of business conduct and ethics for directors, officers and employees pertaining, amongst other things, to conflicts of interest, corporate opportunities, confidentiality, fair dealing and compliance with laws, rules and regulations (including insider trading laws), and promptly to disclose any waivers of the code for directors or executive officers.*

Corporate Governance in respect of Division of Board Responsibilities
As a company with a premium listing of Ordinary Shares on the LSE, CRH currently complies with the UK Corporate Governance Code principles governing Division of Responsibilities, including the requirements relating to an individual not acting as both Chairman and Chief Executive Officer (“CEO”), the independence of the Chairman on appointment, at least half the board (excluding the Chairman) being independent non-executive directors and full-time executive directors not taking on other significant appointments.
With a standard listing of Ordinary Shares on the LSE, CRH will cease to be subject to the UK Corporate Governance Code.
The NYSE Rules require that:
(a) a listed company has a majority of independent directors, based on the independence tests set forth in the NYSE Rules;*
(b) the non-management directors (including those who are not independent) meet at regularly scheduled executive sessions without management, presided over by a non-management director. A company may instead choose to hold regular executive sessions of independent directors only and, in any event, is required to hold an executive session including only independent directors at least once a year;* and
(c) a listed company must disclose a method for interested parties to communicate directly with the presiding director or with those directors as a group either on or through the company’s website or annual report.*

Corporate Governance in respect of Composition, Success and Evaluation of the Board
As a company with a premium listing of Ordinary Shares on the LSE, CRH currently complies with the UK Corporate Governance Code principles governing Composition, Success and Evaluation of the Board, including relating to the establishment of a nomination committee, a 9 year term limit for the Chairman (save for in exceptional circumstances), open advertising and/or external consultancy for board appointments and board performance review processes.
With a standard listing of Ordinary Shares on the LSE, CRH will cease to be subject to the UK Corporate Governance Code.
The NYSE Rules require that:
(a) a listed company has a nominating/corporate governance committee composed entirely of independent directors;*
(b) the nominating/corporate governance committee has a written charter that addresses: (i) the committee’s purpose and responsibilities, which, at a minimum, must be to identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the company and oversee the evaluation of the board and management; and (ii) an annual performance evaluation of the committee;* and
(c) a listed company adopt and disclose corporate governance guidelines addressing at least director qualification standards, director responsibilities, director access to management and, as necessary, independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluation of the board.*
CRH considers that the Terms of Reference for its Nomination and Corporate Governance Committee are generally responsive to the relevant NYSE Rules, but may not address all aspects of such rules. Following the Transaction, and based on CRH’s status as an FPI or domestic issuer, these Terms of Reference may be amended to further align with NYSE Rules.

Corporate Governance in respect of Audit, Risk and Internal Control
Irish company law requires CRH to have an audit committee with at least one independent director with competence in accounting or auditing, or to disclose the reasons for non-compliance with this requirement in its director’s report.
As a company with a premium listing of Ordinary Shares on the LSE, CRH currently complies with the UK Corporate Governance Code principles governing Audit, Risk and Internal Control, including the requirements in respect of establishing an independent audit committee with specified relevant financial experience, the role of the audit committee, certain annual report disclosures obligations and the assessment of principal risks.

There will be no change to the requirements of Irish company law in respect of audit committees.
With a standard listing of Ordinary Shares on the LSE, CRH will cease to be subject to the UK Corporate Governance Code.

In accordance with Rule 10A-3 of the Exchange Act and the NYSE Rules, all non-executive directors on an audit committee must be independent, as determined under such rules.
In addition, the NYSE Rules require that:
(a) a listed company has an internal audit function;
(b) the audit committee of a listed company has at least 3 members; and
(c) the audit committee has a written charter that addresses: (i) the committee’s purpose, which, at a minimum, must be to (A) assist board oversight of (1) the integrity of the company’s financial statements, (2) the company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence; and (4) the performance of the company’s internal audit function and independent auditors; and (B) prepare certain corporate governance disclosures required by Item 407(d)(3)(i) of Regulation S-K; (ii) an annual performance evaluation of the audit committee; and (iii) the duties and responsibilities of the audit committee, including as to: (A) at least annually, obtain and review a report by the independent auditor; (B) meet to review and discuss the company’s annual and quarterly financial statements with management and the independent auditor; (C) discuss the company’s earnings releases and financial information and earnings guidance provided to analysts and rating agencies; (D) discuss policies with respect to risk assessment and risk management; (E) meet separately, periodically, with management, with internal auditors and with independent auditors; (F) review with the independent auditor any audit problems or difficulties and management’s response; (G) set clear hiring policies for employees or former employees of the independent auditors; and (H) report regularly to the board of directors. *
CRH considers that the Terms of Reference for its Audit Committee are generally responsive to the relevant NYSE Rules, but may not address all aspects of such rules. Following the Transaction, and based on CRH’s status as an FPI or domestic issuer, these Terms of Reference may be amended to further align with NYSE Rules.

Corporate Governance in respect of Remuneration
As a company with a premium listing of Ordinary Shares on the LSE, CRH currently complies with the UK Corporate Governance Code principles governing Remuneration, including requirements in respect of establishing a remuneration committee with specified relevant experience, the disclosure of the use of remuneration consultants, the criteria for remuneration schemes, policies for post-employment shareholding requirements, pension contributions, share compensation and performance compensation restrictions for non-executive directors, contract notice period limits and remuneration policies.
As a result of its standard listing of Ordinary Shares on the LSE, CRH will cease to be subject to the UK Corporate Governance Code following the Effective Date.
The NYSE Rules require that:
(a) a listed company has a compensation committee composed entirely of independent directors who also satisfy certain additional independence requirements; *
(b) the compensation committee has a written charter that addresses: (i) the committee’s purpose and responsibilities, which, at a minimum, must be to have direct responsibility to: (A) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and determine and approve the CEO’s compensation level based on this evaluation; (B) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval; and (C) prepare certain corporate governance disclosures required by Item 407(e)(5) of Regulation S-K; (ii) an annual performance evaluation of the compensation committee; and (iii) the rights and responsibilities of the compensation committee set forth below; *
(c) the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser; *
(d) the compensation committee shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel or other adviser retained by the compensation committee; *
(e) the company provides appropriate funding for payment of reasonable compensation to a compensation consultant, independent legal counsel or any other adviser retained by the compensation committee; * and
(f) the compensation committee may select a compensation consultant, legal counsel or other adviser to the compensation committee only after taking into consideration all factors relevant to that person’s independence from management. *
CRH considers that the Terms of Reference for its Remuneration Committee are generally responsive to the relevant NYSE Rules, but may not address all aspects of such rules. Following the Transaction, and based on CRH’s status as an FPI or domestic issuer, these Terms of Reference may be amended to further align with NYSE Rules.

Auditor Rotation
Irish company law requires CRH, due to its secondary listing of Ordinary Shares on Euronext Dublin, to (i) set a maximum engagement period of 10 years for its statutory auditor, and (ii) have the key audit partner responsible for carrying out the statutory audit cease participation in the statutory audit not later than 5 years from the date of his or her first appointment to carry out such audit.

The requirements under Irish company law relating to auditor rotation will continue to apply due to CRH for so long as the Preference Shares retain their current listing on Euronext Dublin (or on any other European stock exchange).
There is a requirement under the Sarbanes-Oxley Act of 2002 to rotate auditor engagement partner every five years.
Vote on Remuneration and Remuneration Policy
Under SRD II, CRH is currently required to (i) put its director remuneration policy to an advisory shareholder vote every four years; and (ii) have an annual advisory shareholder “say on pay” vote on its remuneration report.

The requirements under SRD II relating to shareholder votes on remuneration and the remuneration policy will continue to apply to CRH for so long as the Preference Shares retain their current listing on Euronext Dublin (or on any other European stock exchange).

As an FPI, CRH is not currently required to hold the advisory votes on setting executive compensation described in Section 2 (CRH’s Status as a Foreign Private Issuer—Obligations Related to Setting Executive Compensation) of this Part II (Changes to the Corporate Governance Rules, Securities Laws and Company Law applicable to CRH following the Transaction) below.

2.
CRH’S Status as a Foreign Private Issuer

Following the Transaction, CRH is expected to continue to qualify as an FPI until more than 50% of its outstanding voting securities are directly or indirectly held by residents of the US as of the last business day of CRH’s most recently completed second fiscal quarter, which is the date on which FPI status is tested. If CRH fails to qualify as an FPI as of such date, it will cease to be an FPI on the first day of its following fiscal year (i.e. if CRH determines on 30 June 2024 that more than 50% of its Ordinary Shares are held by US residents, it would become subject to US domestic company reporting requirements and no longer be able to rely on exemptions available to FPIs under the NYSE Rules on 1 January 2025). CRH expects that as a result of the Transaction, the percentage of Ordinary Shares held by US residents will increase gradually, although it is uncertain that CRH will lose FPI status, or when it will lose such status, as a result of this increase.

The following is a description of the principal implications if CRH ceases to qualify as an FPI in the future:

●
Reporting on US Domestic Forms

Upon loss of FPI status, CRH will no longer be permitted to use FPI forms (e.g. Form 20-F and Form 6-K) for its filings with the SEC and instead will be required to use the forms available to US domestic issuers, including:

●
the annual report would be filed on Form 10-K and include audited financial statements prepared in accordance with US GAAP;

●
quarterly reports would be filed on Form 10-Q with respect to each of the first three fiscal quarters and include unaudited but reviewed interim financial statements;

●
the occurrence of certain specified categories of events will require the filing of a current report on Form 8-K.These reportable events fall within the following broad categories:

●
Business and operations: entry into and termination of a material definitive agreement, bankruptcy or receivership.

●
Financial information: acquisition or disposition of assets, results of operations and financial condition, off-balance sheet arrangements and material impairments.

●
Securities and trading markets: delisting or transfer of listing of securities, unregistered sales of securities and material modifications to security holders’ rights.

●
Matters related to accountants and financial statements: changes in the certifying accountant and non-reliance on previously issued financial statements or related audit reports.

●
Corporate governance and management: changes in control, appointment and departure of directors and officers, amendments to the articles of incorporation, bylaws or code of ethics, nominations of directors by security holders and the results of submission of matters to a vote of security holders.

●
Regulation FD disclosure: to correct or avoid the selective disclosure of material non-public information, as described below.

●
Other events: insofar as they are considered to be of importance to security holders.

CRH intends, on a voluntary basis, to commence filing periodic and current reports under the Exchange Act using the forms applicable to a US domestic issuer starting with its annual report on Form 10-K for the fiscal year ending 31 December 2023 and quarterly reports on Form 10-Q thereafter.

●
Regulation FD

US domestic issuers are subject to Regulation FD, which is designed to eliminate the selective disclosure of material non-public information (“MNPI”). Regulation FD would prohibit CRH or any person acting on its behalf from selectively disclosing MNPI about itself or its securities to certain persons outside the Company, unless it also makes public disclosure of that information “simultaneously” in the case of an intentional disclosure, or “promptly” in the case of a non-intentional disclosure, which means as soon as reasonably practicable but in no event after the later of (i) 24 hours; or (ii) the commencement of the next day’s trading on the NYSE after a senior official of CRH learns that there has been a non-intentional selective disclosure.

Regulation FD compliant disclosure includes a Form 8-K, or another method “that is reasonably designed to provide broad, non-exclusionary distribution of the information to the public”. Regulation FD applies to disclosures made to securities market professionals (e.g., broker-dealers, buy and sell side analysts, institutional investment managers, investment advisers, and investment companies). It also applies to communications with securities holders if it is reasonably foreseeable that they will purchase or sell the securities on the basis of the non-public information.

●
Obligations Related to Proxy Rules under Section 14 of the Exchange Act

Following loss of FPI status, CRH will become subject to the SEC’s proxy rules promulgated under Section 14(a) of the Exchange Act, including those related to shareholders’ proposals and director nominations. Under the proxy rules, CRH would be required to deliver a proxy statement to its shareholders before it could solicit proxies or consents with respect to its Ordinary Shares. Irish law and the Constitution will continue to regulate certain aspects of proxy solicitation, such as giving notice to Shareholders of upcoming meetings and the subjects to be discussed.

The proxy rules also require that the annual report be distributed with or before the solicitation of proxies for the annual election of directors and will require certain disclosures in such annual report. If Shareholders vote at a general meeting on one or more proposals regarding any item other than the election of directors, the ratification of auditors, the adoption of or amendments to employee benefit plans, any shareholder advisory vote on executive compensation and shareholder proposals, CRH will be required to file a preliminary proxy statement with the SEC at least ten calendar days before it mails proxy materials to its Shareholders. The SEC may choose to review the proxy statement.

Under Rule 14a-8 of the Exchange Act, subject to limited means for excluding such proposals, a shareholder may seek to include proposals in a company’s proxy statement for all shareholders’ consideration if they demonstrate (individually) continuous ownership of at least:

●
$2,000 in market value of the company’s securities for at least three years;

●
$15,000 in market value of the company’s securities for at least two years; or

●
$25,000 in market value of the company’s securities for at least one year.

Rule 14a-18 would govern the nomination process if a shareholder director nominee is submitted pursuant to applicable Irish law or the Constitution.

●
Obligations Related to Setting Executive Compensation

Once subject to the proxy rules under Section 14 of the Exchange Act, CRH will be required to hold the following non-binding advisory votes on executive compensation:

●
at least once every three years, an advisory vote is required regarding the compensation of the most highly compensated executive officers (but not all directors), known as “say-on-pay” votes.

●
at least once every six years, a separate shareholder vote on whether “say-on-pay” votes should be held every one, two or three years, known as “say-when-on-pay” votes or “frequency votes”.

●
advisory shareholder vote required for executive golden parachute compensation in connection with an acquisition or disposition.

●
Obligations Related to Disclosing Executive Compensation

Upon loss of FPI status, CRH will be required, under SEC rules, to make certain public disclosures regarding executive compensation. Many of these relate to “named executive officers” defined as (i) all individuals serving as CEO or CFO; (ii) the company’s three most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the last fiscal year; and (iii) up to two additional individuals for whom disclosure would have been provided pursuant to (ii) but for the fact that the individual was not serving as an executive officer at the end of the last fiscal year. The required compensation disclosure includes:

●
Compensation data:

●
all compensation paid to named executive officers on an individual basis in tabular format, including a “compensation discussion and analysis” explaining all material elements of CRH’s compensation of the named executive officers; and

●
a table providing all information on compensation to directors for the last completed fiscal year covering fees earned or paid in cash, equity awards and non-equity incentive plan compensation, the change in pension value and nonqualified deferred compensation earnings and all other compensation, together with a narrative description of any material factors necessary for an understanding of the disclosure in the table.

●
Comparative metrics:

●
the ratio of annual total CEO compensation compared to the median annual compensation of all of its employees (excluding the CEO) on a global basis; and

●
comparison of the CEO’s total compensation and the average total compensation of the other named executive officers against the company’s total shareholder return (and comparison of the company’s total shareholder return against the return for a peer group).

CRH will be required to disclose and file certain contracts related to executive compensation and then in effect as exhibits to its annual reports on Form 10-K or quarterly reports on Form 10-Q.

●
Obligations Related to “Insiders” Trading in, and Beneficial Ownership of, CRH Equity Securities under Section 16 of the Exchange Act

Upon loss of FPI status, Section 16 of the Exchange Act will subject CRH’s “Section 16 insiders” to disclosure and other obligations related to their trading in, and beneficial ownership of, the equity securities of CRH. Section 16 of the Exchange Act will require “insiders” to report their initial ownership of equity securities and all subsequent changes of ownership, return to CRH certain “short-swing profits” from trading its equity securities and refrain from making short sales of CRH’s equity securities. “Section 16 insiders” include directors (both executive and non-executive), certain officers (president or CEO, principal financial officer, principal accounting officer, any vice president in charge of a principal business unit, division or function and any other person who performs significant policy-making functions for the company or its subsidiaries) and beneficial owners of more than 10% of CRH’s registered equity securities (i.e. the Ordinary Shares).

PART III

SUMMARY OF THE TAX CONSEQUENCES OF THE TRANSACTION

1.
Irish Tax Considerations

(a)
Scope of Summary

The following is a general summary of the material Irish tax considerations applicable to persons who are the beneficial owners of Ordinary Shares or ADSs and references to “Ordinary Shareholders” or “holders of ADSs” in this Section 1 of Part III (Summary of the Tax Consequences of the Transaction) should be construed accordingly. The summary contained in this Section 1 of Part III (Summary of the Tax Consequences of the Transaction) is based on our understanding of existing Irish tax law and the published practice of the Revenue Commissioners of Ireland (“Irish Revenue”) at the date of this Circular. Legislative, administrative or judicial changes may modify the tax consequences described in this Section 1 of Part III (Summary of the Tax Consequences of the Transaction), possibly with retroactive effect. Furthermore, we can provide no assurances that the tax consequences contained in this summary will not be challenged by Irish Revenue or will be sustained by an Irish court if they were to be challenged.

The following summary does not constitute tax advice and is intended only as a general guide. The following summary is not exhaustive and Ordinary Shareholders and holders of ADSs should consult their own tax advisers about the Irish tax consequences (and the tax consequences under the laws of other relevant jurisdictions), which may arise as a result of the Transaction and the acquisition, ownership and disposition of Ordinary Shares in the future. Furthermore, the following summary applies only to Ordinary Shareholders and holders of ADSs who currently hold their Ordinary Shares or ADSs (as applicable) as capital assets and does not apply to all categories of Ordinary Shareholders or holders of ADSs, such as dealers in securities, trustees, insurance companies, collective investment schemes, pension funds or Ordinary Shareholders or holders of ADSs who have, or who are deemed to have, acquired their Ordinary Shares or ADSs (as applicable) by virtue of an office or employment and such persons may be subject to special rules.

(b)
Taxation of Chargeable Gains

Ordinary Shareholders and holders of ADSs should not be liable to Irish CGT as a result of the Transaction on the basis that the Transaction should not be treated as giving rise to a disposal of the beneficial ownership of the Ordinary Shares (including where such Ordinary Shares are represented by ADSs) for CGT purposes.

The on-going Irish CGT treatment of disposals of Ordinary Shares should not change as a result of the Transaction.

Following the Transaction, Ordinary Shareholders who are neither resident nor ordinarily resident in Ireland for Irish tax purposes should not be liable to CGT to the extent a gain is realised on a disposal of Ordinary Shares (including DIs) unless such Ordinary Shares are used, held or acquired for the purpose of a trade or business carried on by such Ordinary Shareholder in Ireland through a branch or an agency.

An Ordinary Shareholder who is an individual and is temporarily not resident in Ireland may in certain circumstances, under Irish anti-avoidance legislation, still be liable for CGT on any chargeable gain realised upon the subsequent disposal of Ordinary Shares during the period in which such individual is a non-Irish resident.

Following the Transaction, a disposal by an Irish resident or ordinarily resident Ordinary Shareholder of its Ordinary Shares may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that Ordinary Shareholder. The rate of CGT is currently 33%.

(c)
Irish Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares acquired. Where Irish stamp duty arises, it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

Ordinary Shareholders who currently hold Ordinary Shares should not have a liability to stamp duty in respect of the Transaction on the basis that:

●
there should be no change in the beneficial ownership of the Ordinary Shares as a result of the transfer of the Ordinary Shares into DTC; and

●
the transfer into DTC is not effected in contemplation of a sale of such Ordinary Shares by a beneficial owner to a third party.

Accordingly, unless an Ordinary Shareholder also effects a change in beneficial ownership of the Ordinary Shares, an Ordinary Shareholder should have no liability to stamp duty on the Transaction.

Current holders of ADSs as part of the ADR Programme should also not have a liability to stamp duty in respect of the Transaction on the basis that:

●
there is no change in the beneficial ownership of the underlying Ordinary Shares represented by the ADSs; and

●
the cancellation of the ADSs and the subsequent receipt by the DTC Nominee, or the registered holder or the Exchange Agent on behalf of the holders of Certificated ADSs of such number of Ordinary Shares as is equal to the number of Ordinary Shares that such ADSs represent is not effected in contemplation of a sale of such Ordinary Shares by a beneficial owner to a third party.

Accordingly, unless a current holder of ADSs as part of the ADR Programme also effects a change in beneficial ownership of the underlying Ordinary Shares, such holder should have no liability to stamp duty as a result of the Transaction.

Following the Transaction, Irish stamp duty may be payable in respect of transfers of Ordinary Shares, depending on the manner in which the Ordinary Shares are held and the way in which transfers of the Ordinary Shares are effected. CRH expects to enter into arrangements with DTC to allow the Ordinary Shares to be settled through the facilities of DTC. As such, the summary below discusses separately, Ordinary Shareholders who hold their Ordinary Shares through DTC and those who do not.

Ordinary Shares held through DTC

Irish Revenue has confirmed in response to a submission made by the Company that transfers of Ordinary Shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty.

Ordinary Shares held outside of DTC or transferred into or out of DTC

A transfer of Ordinary Shares other than through DTC (including a transfer of DIs within the CREST System) will be subject to Irish stamp duty (subject to any available exemption or relief).

Holders of Ordinary Shares wishing to transfer their Ordinary Shares into (or out of) DTC after the Transaction may do so without giving rise to Irish stamp duty provided that:

●
there is no change in the beneficial ownership of such Ordinary Shares as a result of the transfer; and

●
the transfer into (or out of) DTC is not effected in contemplation of a sale of such Ordinary Shares by a beneficial owner to a third party.

(d)
Dividend Withholding Tax

Irish dividend withholding tax (“DWT”) should not arise as a result of the Transaction.

Following the Transaction, unless exempted, a withholding (currently at a rate of 25%) will apply to dividends or other relevant distributions paid by CRH. The withholding tax requirement will not apply to distributions paid to certain categories of Irish resident Ordinary Shareholders and certain categories of non-Irish resident Ordinary Shareholders.

Ordinary Shares held by Irish resident Ordinary Shareholders

The following Irish resident Ordinary Shareholders, inter alia, are exempt from DWT if they are beneficially entitled to such distribution and if, on a timely basis in advance of the payment of any relevant distribution, the Transfer Agent, or in respect of Ordinary Shares held in uncertificated form, any qualifying intermediary appointed by CRH, has received from the holder, an appropriate declaration of entitlement to exemption:

●
Irish resident companies;

●
pension schemes approved by the Irish Revenue;

●
qualifying fund managers or qualifying savings managers in relation to approved retirement funds or approved minimum retirement funds;

●
Personal Retirement Savings Account (“PRSA”) administrators who receive the relevant distribution as income arising in respect of PRSA assets;

●
qualifying employee share ownership trusts;

●
collective investment undertakings;

●
tax-exempt charities;

●
designated brokers receiving the distribution for special portfolio investment accounts;

●
persons who are entitled to exemption from income tax on distributions in respect of an investment in whole or in part of payments received in respect of a civil action or from the Personal Injuries Assessment Board for damages in respect of mental or physical infirmity;

●
certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust;

●
persons entitled to exemption from income tax by virtue of Section 192(2) of the Taxes Consolidation Act (“TCA”) 1997;

●
unit trusts to which Section 731(5)(a) of the TCA 1997 applies; or

●
certain Irish Revenue approved amateur and athletic sport bodies.

Ordinary Shares held by non-Irish resident Ordinary Shareholders

The following non-Irish resident Ordinary Shareholders are exempt from DWT if they are beneficially entitled to the distribution and (subject to the section entitled “Ordinary Shares held by US resident Ordinary Shareholders” below), if, on a timely basis in advance of the payment of any relevant distribution, the Transfer Agent or, in respect of Ordinary Shares held in uncertificated form, any qualifying intermediary appointed by CRH, has received from the holder of such Ordinary Shares an appropriate declaration of entitlement to exemption:

●
persons (other than a company) who (i) are neither resident nor ordinarily resident in Ireland; and (ii) are resident for tax purposes in (a) a country which has signed a Double Taxation Agreement with Ireland (a “tax treaty country”); or (b) an EU member state other than Ireland;

●
companies not resident in Ireland which are resident in an EU member state or a tax treaty country and are not controlled, directly or indirectly, by an Irish resident or Irish residents;

●
companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are, by virtue of the law of a tax treaty country or an EU member state, resident for tax purposes in a tax treaty country or an EU member state other than Ireland and which are not controlled directly or indirectly by persons who are not resident for tax purposes in a tax treaty country or EU member state;

●
companies not resident in Ireland, the principal class of shares of which is substantially and regularly traded on a recognised stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange; or

●
companies not resident in Ireland that are 75% subsidiaries of a single company, or are wholly-owned by two (2) or more companies, in either case the principal classes of shares of which is or are substantially and regularly traded on a recognised stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange.

For non-Irish Ordinary Shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such Ordinary Shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

In practice, in order to ensure sufficient time to process the receipt of DWT forms, a holder of Ordinary Shares should, where required, furnish the relevant DWT form to:

●
its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by CRH) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of Ordinary Shares by the broker) if its Ordinary Shares are held in uncertificated form; or

●
the Transfer Agent at least seven Business Days before the record date for the distribution if its Ordinary Shares are held in ‘registered form’.

Ordinary Shares held by US resident Ordinary Shareholders

A submission has been made to Irish Revenue to confirm that distributions paid in respect of Ordinary Shares that are owned by a US resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such Ordinary Shares in the records of the broker holding such Ordinary Shares is in the United States and is supported by a W9 Form or similar (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by CRH). It is expected that this confirmation will be granted. Such Ordinary Shareholders may wish to ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by CRH).

Distributions paid in respect of Ordinary Shares that are held outside of DTC and are owned by a US resident will not be subject to DWT if such Ordinary Shareholder satisfies the conditions of one of the exemptions referred to above in the section entitled “Ordinary Shares held by non-Irish resident Ordinary Shareholders” including the requirement to provide a completed IRS Form 6166 with a valid DWT form to CRH’s Transfer Agent at least seven Business Days before the record date for the distribution to confirm its US residence and claim an exemption. Such Ordinary Shareholders may wish to ensure that they complete the appropriate IRS Form 6166 with a DWT form and provide them to CRH’s Transfer Agent as soon as possible.

If any Ordinary Shareholder that is resident in the United States receives a distribution from which DWT has been withheld, the Ordinary Shareholder should generally be entitled to apply for a refund of such DWT from the Irish Revenue, provided the Ordinary Shareholder is beneficially entitled to the distribution.

Ordinary Shares held by other persons

Ordinary Shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any Ordinary Shareholders are exempt from DWT, but receive distributions subject to DWT, such Ordinary Shareholders may apply for refunds of such DWT from the Irish Revenue.

Distributions paid in respect of Ordinary Shares held through DTC that are owned by a partnership formed under the laws of a tax treaty country and where all the underlying partners are residents in a tax treaty country should be entitled to exemption from DWT if all of the partners complete the appropriate DWT forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by CRH) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the Ordinary Shareholder by the broker). If any partner is not a resident of a tax treaty country, no partner is entitled to exemption from DWT.

Qualifying intermediary

Prior to paying any distribution, CRH will put in place an agreement with an entity that is recognised by the Irish Revenue as a “qualifying intermediary”, which will provide for certain arrangements relating to distributions in respect of Ordinary Shares that are held through DTC (the “deposited securities”). The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the deposited securities after CRH delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

CRH will rely on information received directly or indirectly from its qualifying intermediary, brokers and its Transfer Agent in determining where Ordinary Shareholders reside, whether they have provided the required US tax information and whether they have provided the required DWT forms.

(e)
Capital Acquisitions Tax

Irish capital acquisitions tax (“CAT”) should not arise by virtue of the Transaction.

Following the Transaction, a gift or inheritance of Ordinary Shares (including DIs and Ordinary Shares held through DTC) should be within the charge to CAT notwithstanding that the donor or the donee/successor in relation to such gift or inheritance is domiciled and resident outside Ireland. CAT is currently charged at a rate of 33% above a tax-free threshold.

2.
UK Tax Considerations

2.1
Scope of Summary

The following is a general summary of the material United Kingdom tax considerations applicable to persons who are the beneficial owners of Ordinary Shares and who have neither lent nor borrowed their shares generally and in particular those who are resident (and, in the case of individuals, domiciled) in the United Kingdom for United Kingdom tax purposes (“UK Ordinary Shareholders”). The summary contained in this Section 2 of Part III (Summary of the Tax Consequences of the Transaction) is based on our understanding of existing United Kingdom tax law and the published practice of His Majesty’s Revenue and Customs (“HMRC”) at the date of this Circular. Legislative, administrative or judicial changes may modify the tax consequences described in this Section 2 of Part III (Summary of the Tax Consequences of the Transaction), possibly with retroactive effect. Furthermore, we can provide no assurances that the tax consequences contained in this summary will not be challenged by HMRC or will be sustained by a United Kingdom court if they were to be challenged.

The following summary does not constitute tax advice and is intended only as a general guide. It relates only to certain limited aspects of the United Kingdom taxation treatment of Ordinary Shareholders or UK Ordinary Shareholders. It may not apply to certain UK Ordinary Shareholders, such as traders, broker-dealers, dealers in securities, intermediaries, insurance companies and collective investment schemes, shareholders who have (or are deemed to have) acquired their Ordinary Shares by virtue of an office or employment or who are officers or employees or individual shareholders who own 10% or more of the issued share capital of CRH (including in certain circumstances, shares comprised in a settlement of which the shareholder is a settlor and shares held by a connected person as well as shares transferred by a shareholder pursuant to a repurchase or stock lending arrangement). Such persons may be subject to special rules. The following statements may not apply where CRH offers scrip dividends in lieu of cash. Ordinary Shareholders should consult their own tax advisers about the United Kingdom tax consequences (and the tax consequences under the laws of other relevant jurisdictions), which may arise as a result of the Transaction and the acquisition, ownership and disposition of Ordinary Shares in the future.

2.2
Cancellation of CDIs or Belgian Law Rights for underlying Shares

If a UK Ordinary Shareholder holding CDIs or Belgian Law Rights takes necessary steps to hold their uncertificated Ordinary Shares in certificated form so that they do not participate in the Settlement System Migration (as described in paragraph 2 of Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular): (i) the UK Ordinary Shareholder is not expected to be liable to United Kingdom capital gains tax or corporation tax on chargeable gains as a result of that direct registration; (ii) the base cost in the Ordinary Shares is expected to be the same as the base cost in the CDIs or Belgian Law Rights currently held; and (iii) no United Kingdom stamp duty or SDRT is expected to be required to be paid as a result of that direct registration. HMRC is expected to take the view that there will have been a disposal of the CDIs and/or Belgian Law Rights (as distinct from the underlying Ordinary Shares) for the purposes of United Kingdom capital gains tax or corporation tax on chargeable gains and that the usual computational rules will apply; but as it is not expected that any consideration (beyond the receipt of the Ordinary Shares themselves) would be received by a UK Ordinary Shareholder for the disposal of the CDIs and/or Belgian Law Rights, no chargeable gains should arise.

2.3
Settlement System Migration

UK Ordinary Shareholders holding CDIs or Belgian Law Rights are not expected to be liable to United Kingdom capital gains tax or corporation tax on chargeable gains as a result of the Settlement System Migration, either on the basis that the Settlement System Migration does not give rise (or should not be treated as giving rise) to a disposal of Ordinary Shares, or on the basis that under the securities identification rules any disposal should be treated as being of the interest in Ordinary Shares acquired in the Settlement System Migration (whether or not held as a DI) and therefore at no gain and no loss. HMRC is expected to take the view that there will have been a disposal of the CDIs and/or Belgian Law Rights (as distinct from the underlying Ordinary Shares) for the purposes of United Kingdom capital gains tax or corporation tax on chargeable gains and that the usual computational rules will apply; but as it is not expected that any consideration (beyond the receipt of the DIs in respect of the DTC book-entry interests in the Ordinary Shares themselves) would be received by a UK Ordinary Shareholder for the disposal of the CDIs and/or Belgian Law Rights, no chargeable gains should arise. There is therefore expected to be no effect on the base cost available to be taken into account by UK Ordinary Shareholders in computing the gain on any subsequent disposals.

No United Kingdom stamp duty or SDRT is expected to be required to be paid in respect of the Settlement System Migration.

2.4
Cancellation of DIs for underlying Ordinary Shares

Following the Transaction, if a UK Ordinary Shareholder holding DIs effects the cancellation of those DIs as described in paragraph 4 of Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular: (i) the UK Ordinary Shareholder is not expected to be liable to United Kingdom capital gains tax or corporation tax on chargeable gains as a result of the cancellation; (ii) the base cost in the Ordinary Shares held through the nominated DTC Participant following the cancellation is expected to be the same as the base cost in the DIs; and (iii) no United Kingdom stamp duty or SDRT is expected to be required to be paid as a result of the cancellation. HMRC is expected to take the view that there will have been a disposal of the DIs (as distinct from the underlying Ordinary Shares or DTC book-entry interests) for the purposes of United Kingdom capital gains tax or corporation tax on chargeable gains and that the usual computational rules will apply; but as it is not expected that any consideration (beyond the receipt of the DTC book-entry interests in the Ordinary Shares themselves) would be received by a UK Ordinary Shareholder for the disposal of the DIs, no chargeable gains should arise.

2.5
Dividends

Following the Transaction, a beneficial owner of DIs in respect of Ordinary Shares (or indeed of DTC book-entry interests in Ordinary Shares) is expected to be treated for UK tax purposes as the beneficial owner of the corresponding number of Ordinary Shares held through DTC for the benefit of the DI Depositary. On that basis, if a UK Ordinary Shareholder receives a dividend on his or her Ordinary Shares (including Ordinary Shares represented by DIs) and Irish tax is withheld from the payment of the dividend (see Irish tax considerations in Section 1 of this Part III (Summary of the Tax Consequences of the Transaction) for comments on the withholding tax position), credit for the Irish tax may be available for set-off against any liability to UK corporation tax or UK income tax on the dividend. The amount of the credit will normally be equal to the lesser of: (i) the amount withheld once appropriate double tax treaty claims have been made by the UK Ordinary Shareholder to mitigate Irish withholding tax suffered; and (ii) the liability to UK tax on the dividend. The credit will not normally be available for set-off against a UK Ordinary Shareholder’s liability to UK tax other than on the dividend and, to the extent that the credit is not set off against UK tax on the dividend, the credit will be lost.

(a)
Individuals

UK Ordinary Shareholders who are within the charge to UK income tax will pay no tax on their cumulative dividend income in a tax year (6 April to 5 April of the following calendar year) up to an allowance (£1,000 for the 2023/24 tax year and £500 for the 2024/25 tax year and subsequent tax years). The rates of income tax on dividends received above the annual dividend allowance are currently (i) 8.75% for basic rate taxpayers; (ii) 33.75% for higher rate taxpayers; and (iii) 39.35% for additional rate taxpayers. Dividend income that is within the dividend allowance counts towards an individual’s basic or higher rate limits and will therefore affect the rate of tax that is due on any dividend income in excess of the annual dividend allowance. In calculating into which tax band any dividend income over the allowance falls, savings and dividend income are treated as the highest part of an individual’s income. Where an individual has both savings and dividend income, the dividend income is treated as the top slice.

(b)
Corporate shareholders

UK Ordinary Shareholders who are within the charge to UK corporation tax will be subject to UK corporation tax on any dividends on the Ordinary Shares unless certain conditions for exemption are satisfied. The exemption is of wide application and such UK Ordinary Shareholders will therefore ordinarily not be subject to UK corporation tax on the dividends received on the Ordinary Shares.

2.6
Taxation of chargeable gains

A disposal or deemed disposal of Ordinary Shares (including the DIs or DTC book-entry interests and Ordinary Shares represented by them) by a UK Ordinary Shareholder may, depending on the UK Ordinary Shareholder’s particular circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of capital gains tax or corporation tax on chargeable gains.

Individuals who are temporarily non-resident in the UK may, in certain circumstances, be subject to capital gains tax in respect of gains realised on a disposal of Ordinary Shares during their period of non-residence.

2.7
United Kingdom Stamp Duty and SDRT

No UK stamp duty will be payable in respect of a paperless transfer of Ordinary Shares for which no written instrument of transfer is used.

No UK stamp duty will be payable on a written instrument of transfer of Ordinary Shares if that transfer instrument is executed and retained outside the UK and does not relate to any property situated in the UK or to any other matter or thing done or to be done in the UK (which may include, without limitation, the involvement of UK bank accounts in payment mechanics).

No UK SDRT will arise in respect of an agreement to transfer Ordinary Shares, provided that the Ordinary Shares are not registered in a register that is kept in the UK, or to transfer DTC book-entry interests in Ordinary Shares.

No UK stamp duty will arise on transfers of DIs on the assumption that no written instrument of transfer is used to effect such a transfer.

No UK SDRT will arise on transfers of DIs, provided that (i) the Ordinary Shares represented by the DIs are of the same class as shares in CRH that are listed on a ‘recognised stock exchange’ for UK tax purposes, (ii) the Ordinary Shares are not registered in a register that is kept in the UK, and (iii) CRH (as a non-UK incorporated company) remains centrally managed and controlled outside the UK. Ordinary Shares that are included in the Official List and admitted to trading on the Main Market of the LSE, and/or officially listed in the US and admitted to trading on the NYSE, are regarded as listed on a recognised stock exchange for UK tax purposes.

3.
Material US Federal Income Tax Considerations

This section describes the material United States federal income tax consequences of the Transaction to the holders of Ordinary Shares and of owning Ordinary Shares. It applies to you only if you hold your Ordinary Shares as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●
a dealer in securities;

●
a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

●
a tax-exempt organization;

●
a life insurance company;

●
a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock;

●
a person that holds Ordinary Shares as part of a straddle or a hedging or conversion transaction;

●
a person that purchases or sells Ordinary Shares as part of a wash sale for tax purposes; or

●
a US holder (as defined below) whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the “Treaty”). These authorities are subject to change, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the Ordinary Shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Ordinary Shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Ordinary Shares.

For the purposes of this discussion, you are a “US holder” if you are a beneficial owner of Ordinary Shares and you are, for United States federal income tax purposes:

●
a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; and

●
not a resident of, or ordinarily resident in Ireland for purposes of Irish taxes.

A “non-US holder” is a beneficial owner of Ordinary Shares that is not a United States person and is not a partnership for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of Ordinary Shares in your particular circumstances.

Consequences of the Transaction

For United States federal income tax purposes, the Transaction should not be treated as a sale, exchange or other taxable event to the holders of Ordinary Shares.

Consequences of the Ownership of Ordinary Shares

3.1
US Holders

The tax treatment of your Ordinary Shares will depend in part on whether or not we are classified as a passive foreign investment company, or “PFIC”, for United States federal income tax purposes. Except as discussed below under “PFIC Classification”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

(a)
Distributions

Under the United States federal income tax laws, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate US holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the Ordinary Shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Ordinary Shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the Ordinary Shares are readily tradable on an established securities market in the United States. Our Ordinary Shares will be listed on the NYSE and we therefore expect that dividends will be qualified dividend income.

You must include any Irish tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the US dollar value of the payments made on the date the dividend is distributed, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Ordinary Shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations and the following sentence, the Irish tax withheld in accordance with the Treaty and paid over to Ireland will be creditable or deductible against your United States federal income tax liability. However, under recently finalized Treasury regulations, it is possible that taxes may not be creditable unless you are eligible for and elect to apply the benefits of the Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Any Irish tax withheld from distributions will not be eligible for a foreign tax credit to the extent an exemption from the tax withheld is available to the US holder.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

(b)
Sales or Dispositions

If you sell or otherwise dispose of your Ordinary Shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your Ordinary Shares. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

(c)
PFIC Classification

We believe that we should not be currently classified as a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year.

In general, we will be a PFIC in a taxable year if:

●
at least 75% of our gross income for the taxable year is passive income; or

●
at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, you will generally be subject to special rules with respect to:

●
any gain you realize on the sale or other disposition of your Ordinary Shares; and

●
any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the Ordinary Shares begins, that are greater than 125% of the average annual distributions received by you in respect of the Ordinary Shares during the three preceding taxable years or, if shorter, your holding period for the Ordinary Shares that preceded the taxable year in which you receive the distribution).

Under these rules:

●
the gain or excess distribution will be allocated rateably over your holding period for the Ordinary Shares;

●
the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income;

●
the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year; and

●
the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Unless you make certain elections, your Ordinary Shares will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your Ordinary Shares, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the Ordinary Shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own Ordinary Shares during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service (“IRS”) Form 8621.

(d)
Ordinary Shareholder Reporting

A US holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. US holders are urged to contact their tax advisors regarding this filing requirement.

3.2
Non-US Holders

(a)
Dividends

Dividends paid to you in respect of Ordinary Shares will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a US holder. If you are a corporate non-US holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

(b)
Sales or Dispositions

You will not be subject to United States federal income tax on gain recognised on the sale or other disposition of your Ordinary Shares unless:

●
the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

●
you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-US holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

(c)
Backup Withholding and Information Reporting

If you are a non-corporate US holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of Ordinary Shares effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a non-US holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of Ordinary Shares effected at a United States office of a broker, as long as either (i) you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Ordinary Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

PART IV

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In order to implement the NYSE Listing and the Settlement System Migration, as well as to facilitate the ongoing primary listing on the NYSE and settlement through DTC, certain amendments to the Articles of Association are being proposed. In addition, the Amended Articles include a number of changes to include provisions customary for Irish-incorporated US-listed issuers. The proposed changes will take effect from the time specified in the EGM Resolutions.

Ordinary Shareholders are encouraged to review the proposed amendments to the Articles of Association in their entirety. A copy of the Articles of Association showing all proposed changes is available for inspection as set out in Section 8 (Resolutions to be proposed at the Shareholder Meetings) of Part I (Letter from the Chairman) of this Circular. Set out below is an explanation of the amendments to the Articles of Association of CRH proposed to be made pursuant to Resolutions 3 and 6 in the EGM Notice:

Article	Explanation for the amendments to the Articles of Association
2(Definitions)	New definitions have been inserted in Article 2 to reflect their use in the Amended Articles.
New Article 4A (Redeemable Shares) (Resolution 6 only)
New Article 4A allows market repurchases of shares to be effected by way of redemption, in addition to by way of acquisition. Market repurchases of shares by way of redemption is the usual means by which shares are repurchased by Irish companies listed on the NYSE pursuant to share repurchase programmes, as it allows these repurchases to be effected without the requirement for separate shareholder authority at the AGM that would otherwise be needed for acquisitions on overseas markets.

8A (Market Purchases)
Article 8A sets out the legal parameters pursuant to which CRH may undertake any market purchases of its shares. In accordance with the Act, these repurchase provisions are required to also be approved by a resolution passed at a general meeting of CRH. The proposed amendment creates greater flexibility for the terms of the authority to be set out in the resolution to be approved by shareholders, which will allow greater flexibility to implement share buybacks with an NYSE Listing in conjunction with a secondary listing on the LSE.

8B (Re-issue of Treasury Shares)
Article 8B sets out the process by which CRH is authorised to re-issue Treasury Shares. The proposed amendment creates greater flexibility for the terms of the authority to be set out in the resolution to be approved by shareholders, which will allow greater flexibility and clarity as to the relevant price ranges by reference to the NYSE Listing and the secondary listing on the LSE.

12(b) (Holder of Shares)
Article 12(b) to 12(g) were provisions that were included as part of the EB Migration and would not be customary for Irish-incorporated US-listed issuers. The suggested amendment is to simplify Article 12 so that it aligns with the customary approach adopted by Irish incorporated US-listed issuers.

13(b) (Liability of depository)	This Article is required to be deleted as it will not be applicable for shares held through DTC.
16 (Share Certificates) Current Article 17 to be deleted.
Article 16 enables CRH to arrange for all of its shares that are admitted to trading or traded on trading venues, to be represented in book-entry form, on immobilisation or subsequent to a direct issuance in dematerialised form and Article 17 permits the Company to pay for the renewal of any lost or destroyed share certificate. The default position will be that all Ordinary Shares are issued in ‘registered form’ and that, subject to applicable law and regulatory requirements, Shareholders will not be entitled to receive a share certificate in respect of their Ordinary Shares unless CRH is required to issue a share certificate under applicable law, or the Directors determine otherwise. This provision is required to facilitate the migration to DTC. The subsequent articles will then be re-numbered accordingly.

New 17(a), (b), (c)Original 18(b), (c), (d) (Scheme)
New Articles 17 (a), (b) and (c) are intended to facilitate and give full effect to the Scheme.Amendments are required to update the Article to include references to the Scheme and DTC, where applicable and to revise the numbering of the articles to reflect the new Article 17 (a), (b) and (c).

20, 21 (Lien)
Articles 20 and 21 set out circumstances where shares may be sold in respect of a lien. Amendments are proposed to reflect the new default position where shares are issued in ‘registered form’ and that Shareholders will not be entitled to receive a share certificate.

New Article 29 (c) (Execution of instrument of transfer)
The proposed new Article 29(c) provides that the Company Secretary, or any other party designated by the Board for such purpose from time to time, may sign an instrument of transfer on behalf of the transferor who is transferring shares in the Company. This provision is intended to facilitate transfers of shares in and out of DTC by Shareholders and is customary for Irish-incorporated US-listed issuers.

30, 31, 34, 43 (Transfers and Forfeitures of Shares)
Amendments are required to these Articles in order to remove references to the Regulations Governing Uncertificated Securities (as defined in the current Articles of Association) as these regulations will no longer apply to the Company and are inappropriate in the context of the NYSE Listing.

32 (Decline to recognise a share transfer)
Article 32 sets out the circumstances where the Directors can decline to recognise an instrument of transfer. Amendments are proposed to this Article to allow for the Board to decline to register a transfer of Shares if an instrument of transfer is not duly stamped.

55 (Fractional Shares)
Article 55 sets out the circumstances in which Directors may sell any shares representing fractions for the best price reasonably obtainable and distribute the proceeds of sale to members. Amendments are suggested to this Article to provide that a minimum proceeds amount is set so that the Company does not incur excessive administration costs for nominal share proceeds.

60 (Notice of General Meetings)
Article 60 sets out the requirements for calling a general meeting. Minor amendments are required to this Article in line with the customary approach adopted by Irish-incorporated US-listed issuers in respect of defining the clear days’ notice period.

68, 69, 73, 75, 81 and 83 (Poll) Current Article 71 to be deleted.
Article 68 sets out the process for voting at a general meeting when a poll is called. Amendments are required to this Article and Articles 69, 73, 75, 81 and 83 to align with the customary approach adopted by Irish-incorporated US-listed issuers allowing shares held through DTC to vote using an omnibus proxy.

73 (Votes of members)
Article 73 sets out the requirement for members to be on the register on the record date in order to exercise their right to participate and vote. This Article is being amended to provide for a date range, between which, the directors may fix the record date, in accordance with the customary approach taken by Irish-incorporated US-listed issuers.

87 (Requirement for directors to hold ordinary shares)
Article 87 sets out the requirement that a Director must hold 1,000 Ordinary Shares within two months after his appointment. Amendments are required to this Article to extend this time period in the event that the Company is prohibited from trading shares to its directors e.g., during a closed period.

104, 105, 106, 107, 109, 110, 112 (Rotation of Directors)
These Articles set out the process pursuant to which one third of the Board shall be subject to annual re-election by rotation. In practice, CRH complies with the requirement for the annual re-election of all Directors under the UK Corporate Governance Code. The proposed amendments provide for the annual re-election of all Directors in line with the customary approach adopted by Irish-incorporated US-listed issuers.

137 (Payment of dividends)
Article 137 sets out the process for payments of dividends. Amendments are proposed to grant the authority to the Directors to mandate electronic payment only, remove cheques as a dividend payment option and to allow for payments to be made through facilities on the central securities depository or by any agent of the Company for and on behalf of the Company.

139 (Accounting Records)
Article 139 requires the Directors to keep adequate accounting records in accordance with the Act. Amendments are required to this Article to provide that the Company can also prepare financial statements in accordance with US GAAP or any applicable accounting standard from time to time.

147, 149 (Notices)	Article 147 sets out the process for CRH to serve/deliver a notice. Amendments are proposed to ensure that notices can be provided in electronic form including by publication on a website.
154 (Indemnity)
Article 154 sets out how CRH can indemnify its officers subject to the limitations set by Irish company law. Amendments are proposed to ensure that officer of the Company includes, once applicable, an “officer” for the purposes of the Exchange Act.

PART V

SETTLEMENT AND DEALINGS IN ORDINARY SHARES FOLLOWING THE SETTLEMENT SYSTEM MIGRATION

Ordinary Shareholders are advised to read this Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) carefully to ensure that they understand the arrangements that will apply to them following the Settlement System Migration.

1.
Overview of Existing Arrangements

At present, CRH shareholders have the option to hold interests in Ordinary Shares either directly in certificated form (i.e. by way of paper certificate, the holder of which is registered on the Register of Members) or in uncertificated form through the EB System, as described in further detail below. The purpose of this Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) is to describe the material changes to the way that Ordinary Shares will be held, traded and settled as a result of the System Settlement Migration.

I.
Uncertificated Ordinary Shares

Approximately 96% of CRH’s Ordinary Shares in issue (excluding Treasury Shares) are currently held in uncertificated form and are transferred and settled through the EB System. This includes interests in Ordinary Shares held directly through the EB System via EB Participants, Ordinary Shares represented by CDIs and Ordinary Shares represented by ADSs.

The EB System is structured as an ‘intermediated’ or ‘indirect’ system, which means that the EB Nominee is recorded on the Register of Members as the holder of legal title to the Ordinary Shares, and trades in those Ordinary Shares are reflected by a change in Euroclear Bank’s book-entry system, instead of through a change to the Register of Members. At the time of the migration of the Ordinary Shares to the EB System from the CREST System in March 2021 (the “EB Migration”), in order to ensure an orderly transfer to the intermediated Euroclear Bank model and to facilitate electronic trading and settlement of Ordinary Shares on the LSE, CDIs were issued to all former holders of Ordinary Shares held in CREST.

Since the EB Migration, Ordinary Shareholders can opt to hold interests in the uncertificated Ordinary Shares in one of two ways, either (i) through a nominated EB Participant in the EB System, in the form of Belgian Law Rights issued by Euroclear; or (ii) through CDIs issued in the CREST System to CREST Participant accounts. In either case, the registered holder of all uncertificated Ordinary Shares is the EB Nominee. The CDIs represent Ordinary Shares deposited in the EB System and are recorded in the account of the CREST Nominee, which is an EB Participant and the nominee of the CREST Depository for the purpose of the creation of CDIs.

II.
ADSs

American Depositary Shares (“ADSs”) representing uncertificated Ordinary Shares are currently listed on the NYSE. The ADSs, each representing one Ordinary Share, may be evidenced by American Depositary Receipts (“ADRs”). The Ordinary Shares underlying the ADSs are held by The Bank of New York Mellon, as depositary (the “ADS Depositary”), via the EB System in the name of the EB Nominee and interests in the underlying Ordinary Shares are credited to the EB Participant account of the ADS Depositary. The terms and conditions of the ADSs are set forth in the amended and restated deposit agreement dated as of 28 November 2006 and entered into between the Company, the ADS Depositary and all holders from time to time of ADSs issued thereunder (the “ADS Deposit Agreement”).

III.
Certificated Ordinary Shares

Approximately 4% of the Ordinary Shares in issue (excluding Treasury Shares) are currently held in certificated form. Certificated Ordinary Shareholders are named on the Register of Members and hold the legal title to their Ordinary Shares.

2.
Changes to Settlement and Dealings in Ordinary Shares at the Effective Time

In order for the Ordinary Shares to be directly listed on the NYSE, such Ordinary Shares must be eligible for deposit and clearing through DTC, a central securities depository that provides settlement services for companies whose securities are listed on the NYSE. Like the EB System, DTC is an intermediated settlement system where the DTC Nominee is recorded on the Register of Members as the holder of legal title to the uncertificated Ordinary Shares and trades in those Ordinary Shares are reflected by changes in DTC’s book-entry system, instead of through a change to the Register of Members.

The Scheme is being used to effect the migration of the Ordinary Shares held through CDIs and the Ordinary Shares held through DTC ADSs from the EB System to DTC, so that, following the Effective Time, DTC will be used as the settlement system for the holding, settlement and trading of uncertificated Ordinary Shares.

The Registered Scheme Shares will not migrate to DTC pursuant to the Scheme for various reasons and will instead be converted into ‘registered form’ at the Effective Time, with legal title to such Ordinary Shares transferring to the relevant shareholders, and such shareholders being recorded in the Register of Members.

In order to implement the Transaction, at the Effective Time:

(a)
the Ordinary Shares held through CDIs shall be automatically transferred from the EB Nominee to the DTC Nominee, such that the DTC Nominee will be the registered holder of such Ordinary Shares in the Register of Members, together with all and any rights at the Effective Time or thereafter attached thereto including voting rights and the right to receive dividends and other distributions declared, paid or made thereon with a record date on or after the Effective Time;

(b)
the Ordinary Shares held through DTC ADSs shall be automatically transferred from the EB Nominee to the DTC Nominee, such that the DTC Nominee will be the registered holder in the Register of Members of such number of Ordinary Shares that are represented by DTC ADSs listed opposite the name of the DTC Nominee in the ADS Register at the Scheme Record Time, together with all and any rights at the Effective Time or thereafter attached thereto including voting rights and the right to receive dividends and other distributions declared, paid or made thereon with a record date on or after the Effective Time;

(c)
the Ordinary Shares held through Registered ADSs shall be automatically transferred from the EB Nominee to each of the ADS Registered Holders, such that each such ADS Registered Holder will be the registered holder in the Register of Members of such number of Ordinary Shares that are represented by the Registered ADSs listed opposite its name in the ADS Register at the Scheme Record Time, together with all and any rights at the Effective Time or thereafter attached thereto including voting rights and the right to receive dividends and other distributions declared, paid or made thereon with a record date on or after the Effective Time;

(d)
the Ordinary Shares held through Certificated ADSs shall be automatically transferred from the EB Nominee to the Exchange Agent, which will hold such Ordinary Shares on behalf of the Certificated ADS Holders, such that the Exchange Agent will be the registered holder in the Register of Members of such number of Ordinary Shares that are represented by Certificated ADSs listed opposite each such Certificated ADS Holder’s name in the ADS Register at the Scheme Record Time, together with all and any rights at the Effective Time or thereafter attached thereto including voting rights and the right to receive dividends and other distributions declared, paid or made thereon with a record date on or after the Effective Time;

(e)
the Residual Ordinary Shares held through EB Participants shall be automatically transferred from the EB Nominee to the Relevant EB Participants, such that each Relevant EB Participant will be the registered holder in the Register of Members of such number of Ordinary Shares which corresponds to its respective interests in Residual Ordinary Shares held through EB Participants at the Scheme Record Time, together with all and any rights at the Effective Time or thereafter attached thereto including voting rights and the right to receive dividends and other distributions declared, paid or made thereon with a record date on or after the Effective Time; and

(f)
the physical share certificates representing certificated Ordinary Shares at the Scheme Record Time will be cancelled and instead corresponding book-entries on the Register of Members maintained by the Transfer Agent will be used to reflect ownership of such certificated Ordinary Shares in ‘registered form’.

As noted in subsections (a) and (f) above, the Scheme is being used to (i) transfer legal title to the Ordinary Shares held through CDIs and the Ordinary Shares held through DTC ADSs from the EB Nominee to the DTC Nominee in a secure and efficient manner; and (ii) convert the Registered Scheme Shares and the certificated Ordinary Shares into ‘registered form’ and transfer legal title to such Registered Scheme Shares to the relevant shareholders. The Scheme will not result in any changes to the rights attaching to the Ordinary Shares held through CDIs, the Ordinary Shares held through DTC ADSs, the Registered Scheme Shares or the certificated Ordinary Shares, or to the underlying ownership of or interests in those Ordinary Shares.

As a result of the Settlement System Migration, cancellation of the ADR Programme (discussed in section 5 (ADR Programme) below), the LSE Listing Change and the Euronext Dublin De-Listing following the Effective Date:

(i)
Ordinary Shares will be listed on the NYSE and (in the case of uncertificated Ordinary Shares traded on the NYSE) will be settled via DTC;

(ii)
Ordinary Shares will be traded on the LSE and settled via DIs;

(iii)
the CDIs will no longer be in existence or traded on the LSE;

(iv)
the ADSs will no longer be in existence or traded on the NYSE;

(v)
trading of Ordinary Shares on Euronext Dublin will no longer be available; and

(vi)
Ordinary Shares held through EB Participants will be withdrawn from the EB System and the settlement and holding of Ordinary Shares through EB Participants via the EB System will no longer be possible.

Custodial links have been established between DTC and the DI Depositary to facilitate cross-market transfers and secondary market trading of the Ordinary Shares following the Effective Time and CRH has entered into agreements with DTC and the DI Depositary to facilitate these arrangements.

As discussed in further detail below, the arrangements for holding interests in Ordinary Shares immediately following the Effective Time will vary depending on whether the relevant holder’s interests in Ordinary Shares are held through CDIs via CREST, through ADSs pursuant to the ADR Programme, in certificated form or through an EB Participant via the EB System prior to the Scheme Record Time.

3.
Impact of Scheme on Ordinary Shareholders holding through EB Participants

Following the Effective Time, settlement of trades of Ordinary Shares on Euronext Dublin, and the use of the EB System for holding and electronic settlement and trades in Ordinary Shares, directly or indirectly, will cease to be available. Accordingly, at the Effective Time, Residual Ordinary Shares held through EB Participants will be automatically transferred out of uncertificated form in the EB System and converted into ‘registered form’ to be held outside of DTC pursuant to the Scheme, with the Relevant EB Participants being recorded in the Register of Members in respect of their respective holdings in such Ordinary Shares.

Residual Ordinary Shares held through EB Participants

For the purpose of updating the Register of Members with details of the Relevant EB Participants and their respective interests in the Residual Ordinary Shares held through EB Participants, the Transfer Agent will use the Default Details to update the Register of Members unless the Relevant EB Participant provides Euroclear Bank with an updated name and registered address, and relevant supporting documentation, at least two (2) weeks prior to the Scheme Record Time.

Existing EB Holders who would prefer to hold their interests in Ordinary Shares in uncertificated form, rather than in ‘registered form’, following the Effective Time should contact their broker in order to reposition their holding of interests in Ordinary Shares into CDIs through the CREST System prior to the Transfer Deadline, as described in more detail below.

In order to ensure that Existing EB Holders are aware of the intended impact on their interests in Ordinary Shares as a result of the Scheme, CRH and the Transfer Agent intend to communicate with Existing EB Holders prior to the Effective Time to inform them of the Transaction and to advise them of the steps which may be taken by them in advance of the Transfer Deadline in order to either: (i) reposition their holding of interests in Ordinary Shares held through EB Participants into CDIs held through the CREST System, so that, at the Effective Time, their interests in the CDIs will be converted automatically into DIs pursuant to the Scheme (as described in further detail in section 4 (Impact of Scheme on Ordinary Shareholders holding through CDIs) below); or (ii) withdraw their interests in Ordinary Shares held through EB Participants sufficiently in advance of the Transfer Deadline from the EB System directly into the names of the underlying beneficial holders (or their nominee) as the registered holder of the relevant Ordinary Shares, so that, at the Effective Time, their interests will be treated in the same manner as certificated Ordinary Shares as described in further detail in section 7 (Ordinary Shares held in certificated form (to become ‘registered form’)) below.

As discussed above, if no actions are taken by Existing EB Holders prior to the Transfer Deadline, the legal title to all Residual Ordinary Shares held through EB Participants shall be transferred to the Relevant EB Participants (without any change to the underlying beneficial ownership of the Ordinary Shares), and the Relevant EB Participant will be recorded in the Register of Members as the registered holder of such Ordinary Shares in which it has interests at the Scheme Record Time.

Existing EB Holders are strongly encouraged to contact the EB Participant through which they indirectly hold interests in Ordinary Shares sufficiently in advance of the Transfer Deadline to confirm what (if any) steps their nominated EB Participant intends to take prior to the Transfer Deadline and/or the impact on their rights following the Effective Time in respect of their interests in Ordinary Shares and the services currently provided to them by their nominated EB Participant.

Existing EB Holders who do not want their interests in Ordinary Shares held through EB Participants to be registered directly in the name of their nominated EB Participant on the Register of Members should take steps to reposition their holding of interests in Ordinary Shares into CDIs through the CREST System or withdraw their holding of Ordinary Shares from the EB System directly into their own name (or the name of their nominee) in advance of the Transfer Deadline.

EB Participants receiving Ordinary Shares in ‘registered form’ at the Effective Time may not be able to immediately transact or settle trades in respect of those Ordinary Shares on the LSE or the NYSE until such time as (i) their holding statement is received from the Transfer Agent; and (ii) the Ordinary Shares are subsequently transferred, by them, to the DTC Nominee through a physical stock transfer form, and such former EB Participants subsequently receive indirect interests in those Ordinary Shares through their nominated DTC Participant account or their nominated CREST Participant account (in the form of DIs) (as applicable).

Following the Effective Time, holders of Ordinary Shares in ‘registered form’ can contact their broker and the Transfer Agent to arrange for their Ordinary Shares to be deposited into DTC and to be held via a DTC Participant, or the DI Custodian’s DTC Participant account, as described in further detail in section 7 (Ordinary Shares held in certificated form (to become ‘registered form’)) below.

Following the Effective Time, the Transfer Agent will require a medallion signature guarantee for a transfer of Ordinary Shares by a person holding in ‘registered form’ (save for in circumstances where such Ordinary Shares are transferred by a US resident Shareholder for an amount equal to less than $10,000, and/or in certain circumstances as the Transfer Agent may determine from time to time), and this may result in additional costs and delays in transferring such Ordinary Shares. A medallion signature guarantee may be obtained from a US bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognised by the Securities Transfer Association. Shareholders may consult https://www.computershare.com/us/what-is-a-medallion-guarantee for information on possible overseas providers of medallion signature guarantees. Signature guarantees from financial institutions that are not participating in a recognised medallion program will not be accepted. A notary public cannot provide signature guarantees. Holders of Ordinary Shares in ‘registered form’ can contact the Transfer Agent for further information.

Ordinary Shares held through CDIs, Ordinary Shares held through DTC ADSs and Other Registered Scheme Shares

For the avoidance of doubt, Ordinary Shares held through CDIs will transfer out of the EB System to DTC, with legal title to such shares transferring to the DTC Nominee pursuant to the Scheme as described in further detail above and in section 4 (Impact of Scheme on Ordinary Shareholders holding through CDIs) below. Ordinary Shares held through DTC ADSs will transfer out of the EB System to DTC as set forth in paragraph 5 below.

Section 5 (ADR Programme) and Section 8 (Other Registered Scheme Shares) below set out further details regarding the proposed impact of the Scheme on the interests held by EB Participants in Other Registered Scheme Shares at the Scheme Record Time.

4.
Impact of Scheme on Ordinary Shareholders holding through CDIs

In order to settle a transaction on the LSE after the Effective Time, interests in Ordinary Shares will need to be held as DIs. In order to facilitate this, at the Effective Time the existing CDI facility will be cancelled and each CDI will be replaced with a DI on a one-for-one basis. The DIs will be issued by the DI Depositary through CREST, however the Ordinary Shares underlying the DIs will be registered in the name of DTC Nominee. DTC will credit the DI Custodian’s DTC Participant account with book-entry interests in respect of the Ordinary Shares represented by the DIs, and the DI Depositary will in turn credit interests in the DIs to the securities custody accounts of CREST Participants.

DIs will be created and issued under the terms of the deed poll made by the DI Depositary (the “DI Deed”), which will govern the relationship between the DI Depositary and the holders of DIs. The DI Deed will be available on request from the DI Depositary from the date of the Notice of Scheme Meeting and the Notice of EGM. More information about the rights of holders of DIs is set out below. To request a copy of the DI Deed, please contact the DI Depositary by phone on +353 1 696 8467 (from inside Ireland) or +44 370 707 1398 (from outside Ireland). Lines are open 9:00 a.m. to 5:00 p.m. (Irish time), Monday to Friday (excluding public holidays in Ireland and England). Alternatively, holders of DIs may email !ALLUKGlobalTransactionTeam@computershare.co.uk

The DI Depositary will maintain a register of holders of DIs and will make a copy of such register available to CRH.

Withdrawing Ordinary Shares held through DIs

After the Effective Time, holders of DIs will be able to cancel their DIs by submitting a cross-border instruction in respect of the underlying Ordinary Shares to the DI Depositary in the form of a stock withdrawal message. This message must include the account information of the nominated DTC Participant to be credited with such Ordinary Shares, in accordance with the rules and practices of the DI Depositary and DTC. When submitting such cross-border instruction, holders of DIs will be required to warrant that such transfer will not represent a change in beneficial ownership.

Valid instructions received by the DI Depositary are typically completed within 48 hours (excluding any non-working days in any relevant jurisdictions) and holders of DIs should consider these timings, and those of their chosen broker, when instructing corresponding trades on the NYSE.

Cancellation of DIs is subject to a charge. For details of the current cancellation charges or for assistance in cancelling DIs and lodging cross-border instructions, holders of DIs should contact the DI Depositary by phone on +353 1 696 8467 (from inside Ireland) or +44 370 707 1398 (from outside Ireland). Lines are open 9:00 a.m. to 5:00 p.m. (Irish time), Monday to Friday (excluding public holidays in Ireland and England). Alternatively, holders of DIs may email !ALLUKGlobalTransactionTeam@computershare.co.uk.

Dividends, Meetings and other Shareholder Rights

Following the Effective Time, holders of DIs will have similar rights to the current rights of holders of CDIs, save that the identity of the depositary issuing the securities will change. Under the DI Deed, the DI Depositary will: (a) send out notices of Annual General Meetings and general meetings to the holders of DIs; and (b) produce a definitive list of holders of DIs at the record date for such general meetings. Holders of DIs will be entitled to provide voting instructions via the DI Depositary to the DI Custodian in respect of their interests in the underlying Ordinary Shares.

As a result, the holders of DIs will be able to:

(a)
receive notices of general meetings of CRH;

(b)
give directions as to voting at general meetings of CRH;

(c)
request to be appointed as proxy in respect of Ordinary Shares underlying their DIs, enabling them to attend and speak at general meetings of CRH; and

(d)
request copies of the annual report and accounts of CRH and all other documents issued by CRH to its Shareholders generally.

Holders of DIs will otherwise be treated in the same manner as if they were the registered holders of Ordinary Shares underlying their DIs, insofar as is possible in accordance with applicable law, DTC arrangements and the DI Deed. This will include being able to receive dividends and participate in capital events, so far as practicable, in the same manner as registered holders of Ordinary Shares.

In relation to dividends payable in respect of interests in Ordinary Shares held in the form of DIs, the DI Depositary will pay such distributions to the relevant holders of DIs in the default dividend payment currency fixed by the Board from time to time (which at present is euro) unless the relevant holders of Dis have lodged a valid currency payment election through CREST with the DI Depositary for such payments to be payable in a permitted alternative currency such as US dollars or pounds sterling.

To the extent possible, preferences and other instructions given to CRH and in force at the Effective Time relating to Ordinary Shares previously held through CDIs (and to be represented by DIs following the Effective Time) shall, unless and until revoked or amended, be deemed as from the Effective Time to be valid and effective mandates, preferences and instructions to the DI Depositary. However, to ensure the latest instructions are implemented, recipients of DIs should consider contacting the DI Depositary after the Effective Date and ahead of any dividend event to confirm that this is the case. Further information on electing for alternative currency preferences is set out in Part VIII (FAQ Regarding the Transaction) of this Circular.

Other terms of the DI Deed

Holders of DIs will be required to warrant, among other things, that any Ordinary Shares issued or transferred to the DI Depositary (or the DI Custodian on its behalf) will be free and clear of all third party security interests and that such transfers are not in contravention of any contractual obligation, law or regulation.

Subject to certain exceptions, the DI Depositary and any custodian or agent appointed by it (and their respective officers, employees and agents) are entitled to be indemnified against all liabilities incurred in the performance of their obligations under the DI Deed. The DI Depositary may: (i) make deductions from income or capital receipts which would otherwise be due to the DI holder; and/or (ii) sell the underlying Ordinary Shares and make such deductions from the proceeds of sale as may be required for this purpose or to meet any tax liability of such DI holder in respect of which the DI Depositary is required to make any deduction or withholding.

The DI Deed contains provisions excluding and limiting the DI Depositary’s liability. The DI Depositary will not be liable for any acts or omissions of CRH, the CREST operator or any third party reasonably appointed by the DI Depositary outside its group to provide services in connection with DIs.

The DI Depositary may terminate the DI Deed by giving at least 30 days’ notice to DI holders. The DI Depositary may amend the DI Deed by giving 30 days’ notice to DI holders where such amendments do not, in the reasonable opinion of the DI Depositary, materially affect the interests of the holders of DIs. For any amendment which shall, in the reasonable opinion of the DI Depositary, be materially prejudicial to the interests of the DI holders as a whole, such amendments shall not take effect until 40 days after service of notice on the DI holders.

The DI Depositary (or any other duly appointed nominee or custodian) may require any holder of DIs to provide information in relation to their holdings of DIs on the same basis as such information may be required from a holder of Ordinary Shares.

5.
ADR Programme

On the Effective Date, the ADR Programme will be terminated and all outstanding ADSs will be cancelled and converted into the number of Ordinary Shares they represent.

In connection with the termination of the ADR Programme, the legal title to these Ordinary Shares will be transferred, subject to, and in exchange for, the cancellation of the applicable ADSs held immediately prior to the Effective Time, and the Ordinary Shares underlying the ADSs will be treated as follows on the Effective Date:

(a)
DTC ADSs: DTC ADSs will be cancelled and the DTC Nominee will receive, and be registered in the Register of Members as the legal holder of, such number of Ordinary Shares as is equal to the number of Ordinary Shares that DTC ADSs previously held by the DTC Nominee represented, with book-entries in DTC for these Ordinary Shares being credited to the DTC Participants’ accounts in proportion to the DTC ADSs previously credited to such accounts;

(b)
Registered ADSs: Registered ADSs will be cancelled and the registered holder will receive and be registered in the Register of Members as the holder of such number of Ordinary Shares as is equal to the number of Ordinary Shares that Registered ADSs previously held by the holders of Registered ADSs represented, without any action being required on the part of such registered holder; and

(c)
Certificated ADSs: Certificated ADSs will be cancelled and the Exchange Agent, on behalf of the holders of the Certificated ADSs, will be registered in the Register of Members as the holder of such number of Ordinary Shares as is equal to the number of Ordinary Shares that Certificated ADSs previously held by the holders of Certificated ADSs represented. Following the Effective Date and upon receipt by the Transfer Agent of a letter of transmittal duly signed by the previous registered holder of Certificated ADSs and accompanied by the ADR evidencing those ADSs, such holder will receive and be registered in the Register of Members as the holder of such number of Ordinary Shares as were represented by their cancelled Certificated ADSs.

6.
Trading and Settlement of Ordinary Shares on the NYSE after the Effective Date

DTC holds securities deposited by DTC Participants and facilitates post-trade settlement among DTC Participants of transactions in deposited securities through electronic computerised book-entry transfers between DTC Participants’ accounts. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is also available to intermediaries that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. Purchases of Ordinary Shares held through DTC must be made by or through a direct DTC Participant, which will receive a credit in respect of the Ordinary Shares on DTC’s records. The ownership interest of each actual purchaser of Ordinary Shares (i.e. the beneficial owner) is in turn to be recorded on the direct and indirect DTC Participants’ records.

Dividends, Meetings and other Shareholder Rights

Conveyance of notices and other communications by DTC to direct DTC Participants, by direct DTC Participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by the arrangements in place among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor the DTC Nominee will consent or vote with respect to the Ordinary Shares. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date for a meeting of shareholders or other action requiring the consent or vote of shareholders. The omnibus proxy assigns the DTC Nominee’s consent or voting rights to those direct DTC Participants to whose accounts shares are credited on the record date (identified in a listing attached to the omnibus proxy).

Shareholders that hold book-entry interests in Ordinary Shares through DTC will receive all distributions of dividends or other payments with respect to Ordinary Shares in US dollars, unless they have submitted alternative instructions to the extent permitted by, and in accordance with the procedures of, DTC and the relevant direct and indirect DTC Participants.

The voting/proxy process to be followed by Ordinary Shareholders following the Effective Time will depend on how your interests in Ordinary Shares are held. Detailed instructions will be included within your general meeting materials, however generally speaking, if you become a DI holder, you will be able to vote online or via CREST. If your Ordinary Shares are held with a DTC Participant, your vote will be collected through your broker. If you are a registered holder, you will be able to vote online, by post, or by Interactive Voice Response.

7.
Ordinary Shares held in certificated form (to become ‘registered form’)

Shareholders who hold their Ordinary Shares in certificated form immediately prior to the Effective Time will continue to be named on the Register of Members as the registered owner of the relevant Ordinary Shares following the Effective Time. However, the physical share certificates representing certificated Ordinary Shares will be cancelled pursuant to the Scheme at the Effective Time and replaced by corresponding book-entries on the Register of Members maintained by the Transfer Agent. Certificated Ordinary Shareholders will receive a statement issued by the Transfer Agent confirming their holding of Ordinary Shares, which will be held in ‘registered form’ following the Effective Time. The cancellation of existing paper certificates and their replacement with book entry interests is without prejudice to the right of registered holders of Ordinary Shares to request a share certificate, at cost, following the Effective Time, to the extent permitted by Irish law and the Amended Articles.

After the Effective Time, holders of Ordinary Shares in ‘registered form’ will be entitled to deposit their Ordinary Shares into DTC and to hold them via a DTC Participant, including the DI Custodian’s DTC Participant account in the case of DIs, should they wish to do so. This deposit can be effected by giving appropriate instructions to a broker, bank or custodian, and taking certain steps to have their Ordinary Shares transferred to and deposited with DTC or the CREST System if such holder wants to trade the Ordinary Shares on the NYSE or the LSE, as applicable. For assistance with this process, the holders of Ordinary Shares should contact their nominated broker or custodian. The process for depositing the Ordinary Shares in the CREST System would require the shareholder to request and lodge a cross-border instruction form.

Following the Effective Time, any deposit of Ordinary Shares in ‘registered form’ into DTC will entail interaction with a broker and/or custodian, and may involve certain costs being incurred and delays in transferring such shares. The timeframe and process for execution of a trade may be different from the comparable process for the deposit of Ordinary Shares into the EB System prior to the Effective Date, and Ordinary Shareholders should ensure that they understand the procedures and timing involved before commencing any transaction in order to avoid unnecessary delays.

As described above, following the Effective Time, the Transfer Agent will require a medallion signature guarantee for a transfer of Ordinary Shares by a person holding in ‘registered form’ (save for in circumstances where such Ordinary Shares are transferred by a US resident Shareholder for an amount equal to less than $10,000, and/or in certain circumstances as the Transfer Agent may determine from time to time), and this may result in additional costs and delays in transferring such Ordinary Shares. A medallion signature guarantee may be obtained from a US bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognised by the Securities Transfer Association. Shareholders may consult https://www.computershare.com/us/what-is-a-medallion-guarantee for information on possible overseas providers of medallion signature guarantees. Signature guarantees from financial institutions that are not participating in a recognised medallion program will not be accepted. A notary public cannot provide signature guarantees. Holders of Ordinary Shares in ‘registered form’ can contact the Transfer Agent for further information.

Please note that all other mandates, preferences and communications (including in relation to currency elections and payment methods) in force and notified to CRH prior to the Effective Date relating to certificated Ordinary Shares shall no longer be deemed as valid following the Effective Date. Upon receipt of their ownership statement from the Transfer Agent, registered shareholders should contact the Transfer Agent to provide their preferences to have them recorded and applied going forward, including in relation to currency election for dividend payments.

8.
Other Registered Scheme Shares

Certain of the Ordinary Shares (i.e. Ordinary Shares underlying Registered ADSs and Certificated ADSs) will not migrate to DTC. Instead, pursuant to the Scheme, legal title to these Other Registered Scheme Shares will transfer as described in sub-paragraphs 2(c) – 2(d) above.

Section 5 (ADR Programme) above provides further details regarding the Registered ADSs and Certificated ADSs.

9.
Taxation

Please refer to Part III (Summary of the Tax Consequences of the Transaction) of this document, which sets out certain statements in respect of the Irish, UK and US taxation matters relating to the Transaction.

PART VI

SCHEME OF ARRANGEMENT

THE HIGH COURT

IN THE MATTER OF CRH PUBLIC LIMITED COMPANY

AND IN THE MATTER OF THE COMPANIES ACT 2014

SCHEME OF ARRANGEMENT

UNDER CHAPTER 1 OF PART 9 OF THE COMPANIES ACT 2014

BETWEEN CRH PUBLIC LIMITED COMPANY AND THE SCHEME SHAREHOLDERS

PRELIMINARY:

A.
CRH is a public limited company incorporated in Ireland under the Companies Act 2014 with registration number 12965.

B.
The authorised share capital of CRH at the date of this Scheme is €401,297,940 divided into 150,000 5% Cumulative Preference Shares of €1.27 each, 872,000 7% “A” Cumulative Preference Shares of €1.27 each and 1,250,000,000 Ordinary Shares of €0.32 each.

C.
The purpose of the Scheme is to provide for the transfer of the legal title (but not the beneficial interest) in the Scheme Shares so as to (i) permit the Ordinary Shares to be transferred, settled and cleared through DTC, or be eligible for such transfer, settlement and clearing through DTC; (ii) terminate the transfer, settlement and clearing of the Ordinary Shares through the EB System; and (iii) take certain steps to facilitate the foregoing.

D.
All references are to Irish time unless otherwise stated.

E.
The explanatory statement required to be furnished pursuant to Section 452 of the Companies Act 2014 is set out in Section 9 (Scheme of Arrangement) of Part I (Letter from the Chairman) of this Circular.

THE SCHEME OF ARRANGEMENT

1.
Definitions

In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Act”	the Companies Act 2014 of Ireland (as amended);
“ADR”	an American Depositary Receipt issued pursuant to the ADR Programme;
“ADR Programme”	the programme pursuant to which the ADRs of the Company are issued;
“ADS”	an American Depositary Share, each representing one Ordinary Share held pursuant to the ADS Deposit Agreement, and “ADSs” shall be construed accordingly;
“ADS Deposit Agreement”
the amended and restated deposit agreement, dated 28 November 2006, as amended from time to time, entered into among the Company, the ADS Depositary and all holders from time to time of ADSs issued thereunder;

“ADS Depositary”	the Bank of New York Mellon, as depository;
“ADS Register”	the record or register maintained in the books of the ADS Depositary recording the registered holders of ADSs;
“ADS Registered Holder”	the registered holders of Registered ADSs as recorded in the ADS Register at the Scheme Record Time, but excludes the DTC Nominee;
“Articles” or “Articles of Association”	the articles of association of CRH as at the date of this Circular;
“Belgian Law Rights”	the fungible co-ownership rights governed by Belgian Law over a pool of book-entry interests in securities of the same issue (i.e. as can be identified by an ISIN) which the EB Participants hold;
“Beneficiary”	any person directly or indirectly having an interest in Ordinary Shares (directly or indirectly, including any Belgian Law Rights pertaining to the Ordinary Shares);
“Board” or “Directors”	the board of directors of CRH from time to time;
“Business Day”	any day, other than a Saturday, Sunday, public holiday or a day on which banks in Ireland, London or in New York are authorised or required by law or executive order to be closed;
“CDIs”
an English law security issued by the CREST Depository that represents a CREST member’s interest in an Ordinary Share (including the Belgian Law Rights in respect of an Ordinary Share) at the Scheme Record Time;

“Certificated ADS Holder”	a person recorded in the ADS Register at the Scheme Record Time as the holder of Certificated ADSs;
“Certificated ADSs”	the ADSs that are held in certificated form and are recorded in the ADS Register as being held in certificated form at the Scheme Record Time, but excludes, for the avoidance of doubt, the DTC ADSs;
“Circular”	the document dated 9 May 2023 and sent to Shareholders of which this Scheme forms part;
“Company” or “CRH”	CRH plc, a public limited company incorporated under the Act with registration number 12965 and having its registered office at 42 Fitzwilliam Square, Dublin 2, D02 R279, Ireland;
“Conditional Resolutions”
the Scheme Resolution and Resolutions 1 to 5 of the EGM Resolutions being proposed for approval by Ordinary Shareholders at the Shareholder Meetings (excluding for the avoidance of doubt Resolution 6);

“Constitution”	the Memorandum of Association and the Articles of Association of CRH, as amended from time to time;
“CREST” or “CREST System”
the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK & International Limited (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time;

“CREST Depository”	CREST Depository Limited, a subsidiary of EUI (or any successor or assignee of it in such capacity from time to time);
“CREST Regulations”	the Uncertificated Securities Regulations 2001 of the United Kingdom, as amended;
“CSD”	has the meaning given to such term in Article 2 of the CSDR;
“CSDR”	the EU Central Securities Depositories Regulation (Regulation (EU) No. 909/2014);
“Directors”	the directors of the Company from time to time;
“DTC”	the Depository Trust Company (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time;
“DTC ADSs”	the ADSs that are recorded in the ADS Register as being held by the DTC Nominee at the Scheme Record Time;
“DTC Nominee”	Cede & Co. or such other entity as may be nominated by an authorised representative of DTC from time to time;
“EB Nominee”
Euroclear Nominees Limited, a wholly owned subsidiary of Euroclear Bank, established under the laws of England and Wales with registration number 02369969 (or any successor or assignee of it in such capacity from time to time);

“EB Participant”	a participant in the EB System that has entered into an agreement to participate in the EB System subject to the Euroclear’s Terms and Conditions;
“EB System” or “Euroclear Bank System”
the securities settlement system operated by Euroclear Bank and governed by Belgian law (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time;

“Effective Date”	the date on which the Scheme becomes effective as provided for by the Irish High Court in the Scheme Order;
“Effective Time”	the time on the Effective Date on which the Scheme becomes effective as fixed by the Irish High Court in the Scheme Order;
“EUI”	Euroclear UK & International Limited, the operator of the CREST System (or any successor or assignee of it in such capacity from time to time);
“Euroclear Bank” or “EB”	Euroclear Bank S.A./N.V., an international CSD based in Belgium and part of the Euroclear Group (or any successor or assignee of it in such capacity from time to time);
“Euroclear Group”	the group of Euroclear companies, including Euroclear Bank and EUI;
“Exchange Agent”	Computershare Trust Company N.A. in its capacity as exchange agent with respect to the ADSs (or any successor or assignee of it in such capacity from time to time);
“Excluded Shares”	the Preference Shares in issue at the Scheme Record Time;
“Extraordinary General Meeting” or “EGM”
the extraordinary general meeting of CRH (and any adjournment thereof) to be convened in connection with the Scheme, to be held at 10:15am on 8 June 2023 at Royal Marine Hotel, Marine Road, Dún Laoghaire, Co. Dublin, A96 K063, Ireland or, if later, as soon thereafter as the Scheme Meeting shall have been concluded or adjourned;

“Forms of Proxy”	the form of proxy for the Scheme Meeting and the form of proxy for the Extraordinary General Meeting and “Form of Proxy” shall mean either of them, which accompany this Circular;
“Irish High Court”	the High Court of Ireland;
“Irish High Court Hearing”	the hearing of the Irish High Court at which it is proposed that the Irish High Court sanction the Scheme under Section 453(2)(c) of the Act;
“Joint Holder(s)”	Shareholders whose names are entered in the Register of Members as the joint holders of a share in the Company;
“Ordinary Share(s)”	the ordinary shares of €0.32 each in the share capital of CRH;
“Ordinary Shareholders”	the registered holder(s) of an Ordinary Shares in the Register of Members;
“Ordinary Shares held through CDIs”	the Ordinary Shares represented by CDIs;
“Ordinary Shares held through Certificated ADSs”	the Ordinary Shares represented by Certificated ADSs;
“Ordinary Shares held through DTC ADSs”	the Ordinary Shares represented by DTC ADSs;
“Ordinary Shares held through EB Participants”
the Ordinary Shares which are represented by Belgian Law Rights standing to the credit of the EB Participant accounts of the EB Participants at the Scheme Record Time, the legal title to which is held by the EB Nominee;

“Ordinary Shares held through Registered ADSs”	the Ordinary Shares represented by Registered ADSs;
“Other Registered Scheme Shares”	the Registered Scheme Shares, excluding the Residual Ordinary Shares held through EB Participants;
“Preference Shares”	the (i) 150,000 5% Cumulative Preference Shares of €1.27 each; and (ii) 872,000 7% “A” Cumulative Preference Shares of €1.27 each in the share capital of CRH;
“Register of Members”	the register of members of CRH which is maintained pursuant to Section 169 of the Act;
“Registered ADSs”
the ADSs which are held in uncertificated form and are recorded in the ADS Register in the name of a registered holder at the Scheme Record Time, but excludes, for the avoidance of doubt, the DTC ADSs;

“registered form”
in respect of an Ordinary Share, means an Ordinary Share the holder of which is recorded in the Register of Members as the registered holder thereof directly (and not through the DTC Nominee), without the issuance of a corresponding physical certificate (save as required by applicable law);

“Registered Scheme Shares”	(i) the Residual Ordinary Shares held through EB Participants; (ii) the Ordinary Shares held through the Registered ADSs; and (iii) the Ordinary Shares held through the Certificated ADSs;
“Registrar of Companies”	the Registrar of Companies in Dublin, Ireland;
“Relevant EB Participants”
a person recorded in the records and systems maintained by the EB System at the Scheme Record Time (by way of interests standing to the credit of its EB Participant account) as the EB Participant in respect of the Belgian Law interests pertaining to Residual Ordinary Shares held through EB Participants;

“Residual Ordinary Shares held through EB Participants”
the Ordinary Shares held through EB Participants, excluding (i) Ordinary Shares held through CDIs; (ii) Ordinary Shares held through Registered ADSs; (iii) Ordinary Shares held through Certificated ADSs; and (iv) Ordinary Shares held through DTC ADSs;

“Restricted Jurisdiction”	any jurisdiction in respect of which it would be unlawful for the Circular or the related Forms of Proxy to be released, published or distributed, in whole or in part;
“Restricted Overseas Shareholder”
a Shareholder (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any Shareholder whom CRH believes to be in, or resident in, a Restricted Jurisdiction;

“Scheme” or “Scheme of Arrangement”
this proposed scheme of arrangement under Chapter 1 of Part 9 of the Act with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the Irish High Court and agreed to by CRH;

“Scheme Meeting”
the meeting of the Ordinary Shareholders to be convened pursuant to an order of the Irish High Court under Section 450 of the Act at to be held at 10:00am on 8 June 2023 at Royal Marine Hotel, Marine Road, Dún Laoghaire, Co. Dublin, A96 K063, Ireland for the purposes of considering and, if thought fit, approving the Scheme (with or without any modification(s), addition(s) or condition(s) approved or imposed by the Irish High Court), including any adjournment, postponement or reconvention of any such meeting, notice of which is contained in this Circular;

“Scheme Order”	the order or orders of the Irish High Court under Section 453 of the Act sanctioning the Scheme;
“Scheme Record Time”	11:59 pm (Irish Time) on the last Business Day before the Effective Date;
“Scheme Shareholder(s)”	the registered holder of the Scheme Shares;
“Scheme Shares”
the Ordinary Shares of CRH in issue at the Scheme Record Time which are registered in the name of the EB Nominee or held by Shareholders in certificated form, but for the avoidance of doubt, excluding the Excluded Shares;

““Shareholder” or “Holder”	in relation to any share, a member of CRH whose name is entered in the Register of Members as the holder of the share and any Joint Holder, including any person(s) entitled by transmission;
“Transfer Agent”	Computershare Trust Company N.A., the US SEC registered transfer agent (or any successor or assignee of it in such capacity from time to time); and
“Voting Record Time”	7:00 pm on 4 June 2023 or, if the Scheme Meeting and/or the Extraordinary General Meeting is/are adjourned, on the day that is four days before the day appointed for the adjourned meeting(s).

2.
Transfer of the Scheme Shares

2.1
Pursuant to Chapter 1 of Part 9 of the Act, immediately, and without any further action or instrument required, the legal interest (but not the beneficial interest nor any other equity or interest, save as expressly provided below) in the Scheme Shares of each Scheme Shareholder shall be bound by the following transfers and/or arrangements in respect of share certificates:

(a)
the Ordinary Shares held through CDIs shall be automatically transferred from the EB Nominee to the DTC Nominee at the Effective Time, such that the DTC Nominee will be the registered holder of such Ordinary Shares in the Register of Members, together with all and any rights at the Effective Time or thereafter attached thereto, including voting rights and the right to receive dividends and other distributions declared, paid or made thereon with a record date on or after the Effective Time;

(b)
the Ordinary Shares held through DTC ADSs shall be automatically transferred from the EB Nominee to the DTC Nominee at the Effective Time, such that the DTC Nominee will be the registered holder in the Register of Members of such number of Ordinary Shares that are represented by DTC ADSs listed opposite the name of the DTC Nominee in the ADS Register at the Scheme Record Time, together with all and any rights at the Effective Time or thereafter attached thereto, including voting rights and the right to receive dividends and other distributions declared, paid or made thereon with a record date on or after the Effective Time;

(c)
the Ordinary Shares held through Registered ADSs shall be automatically transferred from the EB Nominee to each of the ADS Registered Holders at the Effective Time, such that each such ADS Registered Holder will be the registered holder in the Register of Members of such number of Ordinary Shares that are represented by the Registered ADSs listed opposite its name in the ADS Register at the Scheme Record Time, together with all and any rights at the Effective Time or thereafter attached thereto, including voting rights and the right to receive dividends and other distributions declared, paid or made thereon with a record date on or after the Effective Time;

(d)
the Ordinary Shares held through Certificated ADSs shall be automatically transferred from the EB Nominee to the Exchange Agent at the Effective Time, which will hold such Ordinary Shares on behalf of the Certificated ADS Holders, such that the Exchange Agent will be the registered holder in the Register of Members of such number of Ordinary Shares that are represented by Certificated ADSs listed opposite each such Certificated ADS Holder’s name in the ADS Register at the Scheme Record Time, together with all and any rights at the Effective Time or thereafter attached thereto, including voting rights and the right to receive dividends and other distributions declared, paid or made thereon with a record date on or after the Effective Time;

(e)
the Residual Ordinary Shares held through EB Participants shall be automatically transferred from the EB Nominee to the Relevant EB Participants at the Effective Time, such that each Relevant EB Participant will be the registered holder in the Register of Members of such number of Ordinary Shares which corresponds to its respective interests in Residual Ordinary Shares held through EB Participants at the Scheme Record Time, together with all and any rights at the Effective Time or thereafter attached thereto, including voting rights and the right to receive dividends and other distributions declared, paid or made thereon with a record date on or after the Effective Time; and

(f)
the physical share certificates representing certificated Ordinary Shares at the Scheme Record Time will be cancelled at the Effective Time and instead corresponding book-entries on the Register of Members maintained by the Transfer Agent will be used to reflect ownership of such certificated Ordinary Shares in ‘registered form’.

2.2
In the event of a conflict between clause 2.1(e) and the foregoing provisions of clause 2, the relevant foregoing provisions of clause 2 shall apply. In the event of a conflict between clause 2.1(a) and clauses 2.1(b), 2.1(c) or 2.1(d), clauses 2.1(b), 2.1(c) and/or 2.1(d) (as the case may be) shall apply.

2.3
Notwithstanding anything to the contrary in the foregoing provisions of this clause 2, nothing in this clause 2 shall limit, abrogate, amend or prejudice any obligation of any EB Participant to any Beneficiary, nor shall it confer on any EB Participant any entitlement or right over the property, interests or rights of any Beneficiary that it did not have prior to the implementation of the Scheme or the foregoing provisions.

3.
Consideration for the Transfer of the Scheme Shares

In consideration for the transfer of the legal interest (but not the beneficial interest nor any other equity or interest, save as expressly provided for herein) in the applicable Scheme Shares at the Effective Time:

3.1
to the DTC Nominee pursuant to Clause 2.1(a), CRH shall register the transfer of the Ordinary Shares held through CDIs from the EB Nominee to the DTC Nominee in the Register of Members and the DTC Nominee shall hold such Ordinary Shares as nominee for and on behalf of DTC;

3.2
to the DTC Nominee pursuant to Clause 2.1(b), CRH shall register the transfer of such number of Ordinary Shares held through DTC ADSs listed opposite the name of the DTC Nominee in the ADS Register at the Scheme Record Time from the EB Nominee to the DTC Nominee in the Register of Members and the DTC Nominee shall hold such Ordinary Shares as nominee for and on behalf of DTC;

3.3
to the respective ADS Registered Holders pursuant to Clause 2.1(c), CRH shall register the transfer of such number of Ordinary Shares held through Registered ADSs listed opposite each such ADS Registered Holder’s name in the ADS Register at the Scheme Record Time from the EB Nominee to the relevant ADS Registered Holder in the Register of Members and such Ordinary Shares shall be held by the ADS Registered Holders in ‘registered form’;

3.4
to the Exchange Agent pursuant to Clause 2.1(d), CRH shall register the transfer of such number of Ordinary Shares that are represented by Certificated ADSs listed opposite each such Certificated ADS Holder’s name in the ADS Register at the Scheme Record Time from the EB Nominee to the relevant Exchange Agent in the Register of Members and such Ordinary Shares shall be held by the Exchange Agent as nominee for and on behalf of the Certificated ADS Holders in ‘registered form’; and

3.5
to the Relevant EB Participants pursuant to Clause 2.1(e), CRH shall register the transfer of such number of Ordinary Shares which corresponds to its respective interests in Residual Ordinary Shares held through EB Participants at the Scheme Record Time from the EB Nominee to the Relevant EB Participants in the Register of Members and such Ordinary Shares shall be held by the Relevant EB Participants in ‘registered form’.

In consideration for the cancellation of the share certificates of the holders of certificated Ordinary Shares pursuant to Clause 2.1(f), CRH shall register the conversion of certificated Ordinary Shares held by certificated Ordinary Shareholders at the Scheme Record Time from certificated form, via the cancellation of the physical share certificates representing certificated Ordinary Shares, into ‘registered form’ via corresponding book-entries on the Register of Members maintained by the Transfer Agent.

4.
Conditions of the Scheme of Arrangement

The Scheme of Arrangement will not be completed unless, among other things, the following conditions are satisfied or, if allowed by law, waived:

4.1
the approval of the Scheme by Ordinary Shareholders who represent at least 75% in value of the members present and voting either in person or by proxy at the Scheme Meeting;

4.2
a quorum of at least two persons holding or representing in person or by proxy at least one-third in nominal value of the Ordinary Shares in issue being satisfied at the Scheme Meeting;

4.3
the approval of the Conditional Resolutions set out in the notice convening the EGM by the requisite majority of Ordinary Shareholders at the EGM (or at any adjournment of such meeting);

4.4
the Scheme being sanctioned by the Irish High Court (with or without any modification(s), addition(s) or condition(s) approved or imposed by the Irish High Court) pursuant to Section 453(2)(c) of the Act;

4.5
the delivery of a copy of the Scheme Order to the Registrar of Companies in accordance with Section 454 of the Act; and

4.6
the Board not having resolved to abandon, discontinue and/or withdraw the Scheme prior to the Irish High Court Hearing.

5.
Overseas Shareholders

5.1
The provisions of Clauses 2 and 3 shall be subject to any prohibition or condition imposed by law.

5.2
Notwithstanding the provisions of Clause 5.1, CRH retains the right to permit the release, publication or distribution of this Circular or the Forms of Proxy to any Restricted Overseas Shareholder who satisfies CRH (in its sole discretion) that doing so will not infringe the laws of the relevant Restricted Jurisdiction, or require compliance with any governmental or other consent or any registration, filing or other formality that CRH is unable to comply with or regards as unduly onerous to comply with.

6.
The Effective Time

6.1
This Scheme shall become effective at the Effective Time subject to:

(a)
a copy of the Scheme Order having been delivered to the Registrar of Companies in accordance with Section 454 of the Act; and

(b)
CRH not having agreed prior to the Effective Date, with the consent of the Irish High Court (where required), not to proceed with the Scheme and in such case all undertakings given to the Irish High Court in respect of this Scheme shall be deemed to have lapsed with immediate effect.

7.
Modification

CRH may consent on behalf of all persons concerned to any modification of or addition to this Scheme or any condition that the Irish High Court may approve or impose.

8.
Costs

The costs of the Scheme, including costs of the preparation, approval and implementation of the Scheme, will be paid by CRH.

9.
Governing Law

This Scheme shall be governed by, and construed in accordance with, the laws of Ireland. CRH and the Scheme Shareholders hereby agree that the Irish High Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding or to settle any dispute which may arise in relation thereto and the sanction thereof.

Dated: 9 May 2023

PART VII

DEFINITIONS

The definitions set out below apply throughout this Circular, unless the context requires otherwise.

“2006 Takeover Regulations”	the EU Takeovers Directive (2004/25/EC) as transposed into Irish law by European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations, 2006 (S. I. No. 255 of 2006);
“2023 AGM”	the annual general meeting of the Company held on 27 April 2023;
“2023 Share Buyback Authority”	has the meaning given to it in Part I (Letter from the Chairman) of this Circular;
“Act”	the Companies Act 2014 of Ireland (as amended);
“ADR”	an American Depositary Receipt issued pursuant to the ADR Programme;
“ADR Programme”	the programme pursuant to which the ADRs of the Company are issued;
“ADS Deposit Agreement”
the amended and restated deposit agreement, dated 28 November 2006, as amended from time to time, entered into among the Company, the ADS Depositary and all holders from time to time of ADSs held thereunder;

“ADS Depositary”	the Bank of New York Mellon, as depository;
“ADS Register”	the record or register maintained in the books of the ADS Depositary recording the registered holders of ADSs;
“ADS Registered Holder”	the registered holders of Registered ADSs as recorded in the ADS Register at the Scheme Record Time, but excludes the DTC Nominee;
“Amended Articles”	the amended articles of association of CRH proposed by Resolution 3 for approval by Ordinary Shareholders at the Extraordinary General Meeting;
“American Depositary Share” or “ADS(s)”	an American Depositary Share, each representing one Ordinary Share held pursuant to the ADS Deposit Agreement;
“Articles” or “Articles of Association”	the articles of association of CRH as at the date of this Circular;
“Belgian Law Rights”	the fungible co-ownership rights governed by Belgian Law over a pool of book-entry interests in securities of the same issue (i.e. as can be identified by an ISIN) which the EB Participants hold;
“Board” or “Directors”	the board of directors of CRH from time to time;
“Business Day”	any day, other than a Saturday, Sunday, public holiday or a day on which banks in Ireland, London or in New York are authorised or required by law or executive order to be closed;
“CAT”	has the meaning given to it in Part III (Summary of the Tax Consequences of the Transaction) of this Circular;
“Central Securities Depository”or “CSD”	has the meaning given to such term in Article 2 of the CSDR;
“CEO”	Chief Executive Officer;
“Certificated ADS Holder”	a person recorded in the ADS Register at the Scheme Record Time as the holder of Certificated ADSs;
“Certificated ADSs”	the ADSs that are held in certificated form and are recorded in the ADS Register as being held in certificated form at the Scheme Record Time, but excludes, for the avoidance of doubt, the DTC ADSs;
“CFO”	Chief Financial Officer;
“CGT”	has the meaning given to it in Part I (Letter from the Chairman) of this Circular;
“Circular”	this document, dated 9 May 2023;
“Company” or “CRH”	CRH plc, a public limited company incorporated under the Act with registration number 12965 and having its registered office at 42 Fitzwilliam Square, Dublin 2, D02 R279, Ireland;
“Conditional Resolutions”
the Scheme Resolution and Resolutions 1 to 5 of the EGM Resolutions being proposed for approval by Ordinary Shareholders at the Shareholder Meetings (excluding for the avoidance of doubt Resolution 6);

“Conditions”	the conditions for the implementation of the Scheme as set out in Section 4 (Conditions of the Scheme of Arrangement) of Part VI (Scheme of Arrangement) of this Circular;
“Constitution”	the Memorandum of Association and the Articles of Association of CRH, as amended from time to time;
“CREST” or “CREST System”
the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK & International Limited (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time;

“CREST Depository”	CREST Depository Limited, a subsidiary of EUI (or any successor or assignee of it in such capacity from time to time);
“CREST Depository Interests”or “CDIs”
an English law security issued by the CREST Depository that represents a CREST member’s interest in an Ordinary Share (including the Belgian Law Rights in respect of an Ordinary Share standing to the credit of the EB Participant account of the CREST Nominee) at the Scheme Record Time;

“CREST Nominee”	CIN (Belgium) Limited, a subsidiary of the CREST Depository, or any other body appointed to act as a nominee on behalf of the CREST Depository, including the CREST Depository itself;
“CREST Participant”	participant in CREST, each of which has entered into an agreement to participate in CREST;
“CREST Regulations”	the Uncertificated Securities Regulations 2001 of the United Kingdom, as amended;
“CSDR”	the EU Central Securities Depositories Regulation (Regulation (EU) No. 909/2014);
“CUSIP”	the identification number in respect of the Ordinary Share(s) assigned by the Committee on Uniform Securities Identification Procedures;
“Default Details”	has the meaning given to it in Part I (Letter from the Chairman) of this Circular;
“Depositary Interests” or “DIs”	a depositary interest issued through CREST by the DI Depositary representing a beneficial interest in an Ordinary Share;
“deposited securities”	has the meaning given to it in Part III (Summary of the Tax Consequences of the Transaction) of this Circular;
“DI Custodian”	Computershare Trust Company N.A, in its capacity as custodian of the Ordinary Shares underlying the DIs (or any successor or assignee of it in such capacity from time to time);
“DI Deed”	the new global deed poll made by the DI Depositary governing its relationship with the holders of DIs dated in or around the Effective Date;
“DI Depositary”	Computershare Investor Services plc, in its capacity as issuer of the DIs (or any successor or assignee of it in such capacity from time to time);
“DTC”	the Depository Trust Company (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time;
“DTC ADSs”	the ADSs that are recorded in the ADS Register as being held by the DTC Nominee at the Scheme Record Time;
“DTC Nominee”	Cede & Co., or such other entity as may be nominated by an authorised representative of DTC from time to time;
“DTC Participant”	banks, broker/dealers, firms, financial institutions and/or other persons that are participants in DTC;
“DTRs”	the Disclosure Guidance and Transparency Rules of the FCA;
“DWT”	has the meaning given to it in Part III (Summary of the Tax Consequences of the Transaction) of this Circular;
“EB Migration”	shall have the meaning given to such term in Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular;
“EB Nominee”
Euroclear Nominees Limited, a wholly owned subsidiary of Euroclear Bank, established under the laws of England and Wales with registration number 02369969 (or any successor or assignee of it in such capacity from time to time);

“EB Participant”	a participant in the EB System that has entered into an agreement to participate in the EB System subject to the Euroclear’s Terms and Conditions;
“EB System” or “Euroclear Bank System”
the securities settlement system operated by Euroclear Bank and governed by Belgian law (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time;

“EBITDA”	earnings before interest, taxes, depreciation and amortization;
“Effective Date”	the date on which the Scheme becomes effective as provided for by the Irish High Court in the Scheme Order;
“Effective Time”	the time on the Effective Date on which the Scheme becomes effective as fixed by the Irish High Court in the Scheme Order;
“EGM Resolutions”	the resolutions to be proposed at the Extraordinary General Meeting, as set out in the Notice of EGM, and any one an “EGM Resolution”;
“EU MAR”	the EU Market Abuse Regulation (596/2014);
“EUI”	Euroclear UK & International Limited, the operator of the CREST System (or any successor or assignee of it in such capacity from time to time);
“Euroclear Bank” or “EB”	Euroclear Bank S.A./N.V., an international CSD based in Belgium and part of the Euroclear Group (or any successor or assignee of it in such capacity from time to time);
“Euroclear Group”	the group of Euroclear companies, including Euroclear Bank and EUI;
“Euroclear’s Terms and Conditions”	the document issued by Euroclear Bank entitled ‘Terms and Conditions governing use of Euroclear’ dated April 2019, as may be amended, varied, replaced or superseded from time to time;
“Euronext Dublin”
the Irish Stock Exchange plc, trading as Euronext Dublin incorporated and registered in Ireland under the Act with registered number 539157 (or any successor or assignee of it in such capacity from time to time);

“Euronext Dublin De-Listing”	cancellation of the secondary listing of Ordinary Shares on Euronext Dublin and the cancellation of the admission of the Ordinary Shares to trading on Euronext Dublin;
“Euronext Dublin Listing Rules”	the listing rules of Euronext Dublin being the Euronext Dublin Rule Book, Book II: Listing Rules and the Euronext Rule Book, Book I: Harmonised Rules;
“Exchange Act”	the US Securities Exchange Act of 1934, as amended;
“Exchange Agent”	Computershare Trust Company N.A., in its capacity as exchange agent with respect to the Certificated ADSs (or any successor or assignee of it in such capacity from time to time);
“Existing EB Holders”	shall have the meaning given to such term in Section 7 (Summary of Listing, Dealings and Settlement following the Settlement System Migration) of Part I (Letter from the Chairman);
“Extraordinary General Meeting” or “EGM”
the extraordinary general meeting of CRH (and any adjournment thereof) to be convened in connection with the Scheme, to be held at 10:15am on 8 June 2023 at Royal Marine Hotel, Marine Road, Dún Laoghaire, Co. Dublin, A96 K063, Ireland or, if later, as soon thereafter as the Scheme Meeting shall have been concluded or adjourned;

“FCA”	the UK Financial Conduct Authority in its capacity as the competent authority for the purposes of the FCA Listing Rules;
“FCA Listing Rules”	the listing rules made under Part VI of FSMA (as set out in the FCA handbook), as amended;
“Foreign Private Issuer” or “FPI”	has the meaning given to such term in Rule 405 of the Securities Act 1933 (as amended) and Rule 3b-4(c) of the Exchange Act;
“Forms of Proxy”	the form of proxy for the Scheme Meeting and the form of proxy for the Extraordinary General Meeting and “Form of Proxy” shall mean either of them, which accompany this Circular;
“FSMA”	the Financial Services and Market Authority;
“Group”	CRH together with its subsidiaries and subsidiary undertakings;
“HMRC”	has the meaning given to it in Part III (Summary of the Tax Consequences of the Transaction) of this Circular;
“Ireland”	the island of Ireland, excluding Northern Ireland and the word ‘Irish’ shall be construed accordingly;
“Irish High Court”	the High Court of Ireland;
“Irish High Court Hearing”	the hearing of the Irish High Court at which it is proposed that the Irish High Court sanction the Scheme under Section 453(2)(c) of the Act;
“Irish Revenue”	the Revenue Commissioners of Ireland, the Irish Government agency responsible for customs, excise, taxation and related matters;
“Irish Takeover Rules”	Irish Takeover Panel Act, 1997, Takeover Rules, 2013 (as amended);
“IRS”	the Internal Revenue Service of the United States;
“Joint Holder”	Shareholders whose names are entered in the Register of Members as the joint holders of a share in the Company;
“Latest Practicable Date”	4 May 2023;
“London Stock Exchange”or “LSE”
the London Stock Exchange Group plc or the market conducted by it, as the context requires, or any successor or assignee of it in such capacity from time to time or any replacement for such system from time to time;

“LSE Listing Change”	the transfer of CRH’s LSE listing category of Ordinary Shares on the Official List from a premium listing to a standard listing;
“LSE Listing Change Resolution”	the resolution in relation to LSE Listing Change to be proposed at the EGM for adoption by the Company pursuant to Resolution 3 of the EGM;
“MNPI”	material non-publication information, in the context of Regulation FD;
“New Article 4A”	the new Article 4A of the Articles of Association of the Company which is proposed to be adopted by the Company pursuant to Resolution 6 of the EGM;
“Notice of EGM” or “EGM Notice”	the notice convening the EGM, set out in Part X (Notice of Extraordinary General Meeting) of this Circular;
“Notice of Scheme Meeting”	the notice convening the Scheme Meeting set out in Part IX (Notice of Irish High Court Convened Shareholder Meeting) of this Circular;
“NYSE”	the New York Stock Exchange (or any successor or assignee of it in such capacity from time to time) or any replacement for such market from time to time;
“NYSE Listing”	the listing of Ordinary Shares directly on the NYSE;
“NYSE Rules”	The New York Stock Exchange Listed Company Manual;
“Official List”	the Official List of the FCA;
“Ordinary Share(s)”	the ordinary shares of €0.32 each in the share capital of CRH;
“Ordinary Shareholder(s)”	the registered holder(s) of the Ordinary Shares in the Register of Members;
“Ordinary Shares held through CDIs”	the Ordinary Shares represented by CDIs;
“Ordinary Shares held through Certificated ADSs”	the Ordinary Shares represented by Certificated ADSs;
“Ordinary Shares held through DTC ADSs”	the Ordinary Shares represented by DTC ADSs;
“Ordinary Shares held through EB Participants”
the Ordinary Shares which are represented by Belgian Law Rights standing to the credit of the EB Participant accounts of the EB Participants at the Scheme Record Time, the legal title to which is held by the EB Nominee;

“Ordinary Shares held through Registered ADSs”	the Ordinary Shares represented by Registered ADSs;
“Other Registered Scheme Shares”	the Registered Scheme Shares, excluding the Residual Ordinary Shares held through EB Participants;
“PFIC”	has the meaning given to it in Part III (Summary of the Tax Consequences of the Transaction) of this Circular;
“pounds sterling” or “pence”	the lawful currency of the United Kingdom;
“Pre-Emption Group”	the Pre-Emption Group of the Financial Reporting Council;
“Preference Shareholders”	the holders of the Preference Shares;
“Preference Shares”	the (i) 150,000 5% Cumulative Preference Shares of €1.27 each; and (ii) 872,000 7% “A” Cumulative Preference Shares of €1.27 each in the share capital of CRH;
“premium listing”	the “premium listing (commercial company)” segment of the Official List of the FCA;
“Prospectus Regulation”	Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017;
“Prospectus Rules”	the rules made by the FCA pursuant to Part VI of FSMA (as amended from time to time);
“PRSA”	has the meaning given to it in Part III (Summary of the Tax Consequences of the Transaction) of this Circular;
“Register of Members”	the register of members of CRH which is maintained pursuant to Section 169 of the Act;
“Registered ADSs”
the ADSs which are held in uncertificated form and are recorded in the ADS Register in the name of a registered holder at the Scheme Record Time, but excludes, for the avoidance of doubt, the DTC ADSs;

“registered form”
in respect of an Ordinary Share, means an Ordinary Share the holder of which is recorded in the Register of Members as the registered holder thereof directly (and not through the DTC Nominee), without the issuance of a corresponding physical certificate (save as required by applicable law);

“Registered Scheme Shares”	(i) the Residual Ordinary Shares held through EB Participants; (ii) the Ordinary Shares held through the Registered ADSs; and (iii) the Ordinary Shares held through the Certificated ADSs;
“Registrar”	Link Registrars Limited, Suite 149, The Capel Building, Mary’s Abbey, Dublin 7, D07 DP79, Ireland or such other registrar as may be appointed by the Company from time to time;
“Registrar of Companies”	the Registrar of Companies in Dublin, Ireland;
“Regulation FD”	the Regulation Fair Disclosure of 2000;
“Regulatory Information Service”	a regulatory information service as defined in the Irish Takeover Rules.
“Relevant EB Participants”
a person recorded in the records and systems maintained by the EB System at the Scheme Record Time (by way of interests standing to the credit of its EB Participant account) as the EB Participant in respect of the Belgian Law interests pertaining to Residual Ordinary Shares held through EB Participants;

“Residual Ordinary Shares held through EB Participants”
the Ordinary Shares held through EB Participants, excluding (i) Ordinary Shares held through CDIs; (ii) Ordinary Shares held through Registered ADSs; (iii) Ordinary Shares held through Certificated ADSs; and (iv) Ordinary Shares held through DTC ADSs;

“Resolutions”
the resolutions to be proposed at the Scheme Meeting as set out in the Notice of Scheme Meeting and the resolutions to be proposed at the Extraordinary General Meeting as set out in the Notice of EGM, and any one a “Resolution”;

“Scheme” or “Scheme of Arrangement”	has the meaning given to it in Part VI (Scheme of Arrangement) of this Circular;
“Scheme Document”
the document set out in Part VI (Scheme of Arrangement) of this Circular which details the mechanism to migrate (i) the Ordinary Shares held through CDIs and the Ordinary Shares held through DTC ADSs from the EB System to DTC; (ii) the Registered Scheme Shares from the EB System to ‘registered form’; and (iii) the certificated Ordinary Shares to ‘registered form’;

“Scheme Meeting”	has the meaning given to it in Part VI (Scheme of Arrangement) of this Circular;
“Scheme Order”	has the meaning given to it in Part VI (Scheme of Arrangement) of this Circular;
“Scheme Record Time”	11:59 pm (Irish Time) on the last Business Day before the Effective Date;
“Scheme Resolution”	the resolution to be proposed at the Scheme Meeting as set out in the Notice of Scheme Meeting;
“Scheme Shareholders”	has the meaning given to it in Part VI (Scheme of Arrangement) of this Circular;
“Scheme Shares”	has the meaning given to it in Part VI (Scheme of Arrangement) of this Circular;
“SEC”	the US Securities and Exchange Commission;
“Settlement System Migration”	the migration of the settlement system applicable to certain of the uncertificated Ordinary Shares from the EB System to DTC in connection with the NYSE Listing;
“Share(s)”	the Ordinary Shares and the Preference Shares;
“Share Buyback Authority”	the authority being sought by the Company at Resolution 4 in the Notice of EGM to make market purchases and overseas market purchases of Ordinary Shares;
“Shareholder(s)” or “Holder(s)”	in relation to any share, a member of CRH whose name is entered in the Register of Members as the holder of the share and any Joint Holder, including any person(s) entitled by transmission;
“Shareholder Meetings”	the EGM and the Scheme Meeting;
“Significant Transaction”
a transaction which exceeds certain class test ratios which are commonly referred to as a “class 1 transaction” or a “class 2 transaction” under the existing provisions of Chapter 10 of the FCA Listing Rules;

“standard listing”	the “standard listing (shares)” segment of the Official List of the FCA;
“TCA”	The Taxes Consolidation Act 1997;
“Transaction”
the implementation of the NYSE Listing, the related termination of the ADR Programme, the Settlement System Migration, the LSE Listing Change, the Amended Articles, the Scheme and the Euronext Dublin De-Listing;

“Transfer Agent”	Computershare Trust Company N.A., the US SEC registered transfer agent (or any successor or assignee of it in such capacity from time to time);
“Transfer Deadline”
11:59 pm on 18 September 2023, being the deadline for Existing EB Holders to notify their broker that they wish to reposition their holdings of interests in Ordinary Shares into CDIs or withdraw such Ordinary Shares from the EB System directly into their own name prior to the Effective Date;

“Treasury Re-issue Authority”	the authority being sought by the Company at Resolution 5 in the Notice of EGM to re-issue Treasury Shares;
“Treasury Shares”	treasury shares of the Company within the meaning of section 109 of the Act;
“Treaty”
the Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains;

“UK Corporate Governance Code”	the 2018 UK Corporate Governance Code published by the Financial Reporting Council;
“UK MAR”
the Market Abuse Regulation (EU) 596/2014 as it forms part of domestic law in the UK, from time to time, including, by virtue of the European Union (Withdrawal) Act 2018 and the UK’s Market Abuse (Amendment) (EU Exit) Regulations 2019;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;
“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction;
“US dollars”	the lawful currency of the US;
“US GAAP”	United States generally accepted accounting principles, as in effect from time to time; and
“Voting Record Time”	7:00 pm on 4 June or, if the Scheme Meeting and/or the Extraordinary General Meeting is/are adjourned on the day that is four days before the day appointed for the adjourned meeting(s).

PART VIII

FAQ REGARDING THE TRANSACTION

General

1.
What is the proposed Transaction?

CRH is proposing to pursue a primary listing of its Ordinary Shares in the US on the NYSE. The process for implementing this broadly involves (i) our existing ADSs converting into Ordinary Shares; (ii) moving from the EB System for settling trades in the Ordinary Shares to DTC, the system used by companies listed on the NYSE; (iii) the existing listing of Ordinary Shares on the LSE transferring from a premium listing to a standard listing; (iv) de-listing the Ordinary Shares from Euronext Dublin and (v) amending the existing Articles of Association to reflect changes resulting from the Transaction.

Ancillary to the Transaction, the Company shall also be seeking renewed shareholder approval to purchase Ordinary Shares on the NYSE and LSE together with the related authority to re-issue such Ordinary Shares and an amendment to the current Constitution in respect of such acquisitions so as to facilitate the continuation of the Company’s share buyback programmes following the implementation of the Transaction.

2.
When will it complete?

The Transaction is expected to take effect on or around 25 September 2023.

3.
Does the proposed Transaction affect my Ordinary Shares and ADSs?

The number of Ordinary Shares you hold directly (or beneficially) will not change as a result of the proposed Transaction, meaning that if you held 100 Ordinary Shares (directly or beneficially) at close of business immediately prior to the Effective Time, you will hold 100 Ordinary Shares (directly or beneficially) immediately following the Effective Time. The manner in which shareholders hold their interests in Ordinary Shares following the Effective Time will change depending on how shareholders hold their interests presently. Please see Questions 6-8 below for further details on this.

At the Effective Time, CRH’s existing ADR Programme will be terminated and the ADSs will be cancelled and converted into the right to receive delivery of the number of Ordinary Shares they represent. No action is required on the part of the holders of DTC ADSs or Registered ADSs. Holders of Certificated ADSs will be required to execute a letter of transmittal and deliver their ADRs to the Exchange Agent for these Ordinary Shares to be delivered to them following the Effective Time. At the Effective Time and in advance of receipt of such letter of transmittal and delivery of the ADRs to the Exchange Agent, the Exchange Agent will hold the Ordinary Shares on behalf of the previous holders of the relevant Certificated ADSs pursuant to the Scheme.

See Question 8 below for information as to how certificated Ordinary Shareholders will hold shares after the Effective Time.

4.
What am I being asked to vote on at the Shareholder Meetings?

Scheme Meeting

For the Scheme Meeting, you are being asked to vote on, and if you see fit, approve the Scheme of Arrangement as set forth in the “Notice of Irish High Court Convened Shareholder Meeting” which approves, amongst other things, the transfer of the Ordinary Shares held through CDIs and the Ordinary Shares held through DTC ADSs from the EB System to DTC, and the conversion of the Registered Scheme Shares and the certificated Ordinary Shares in issue at the Scheme Record Time to ‘registered form’. If the Scheme is approved at the Shareholder Meetings, the Scheme will become effective on or about 25 September 2023 (or such other date as specified in the order of the Irish High Court sanctioning the Scheme).

EGM

For the EGM, you are being asked to vote on and, if you see fit, approve the Scheme (Resolution 1), the change of the LSE listing from a premium listing to a standard listing (Resolution 2), the adoption of the Amended Articles (Resolution 3), the authority of the Company to make purchases of Ordinary Shares on the LSE and the NYSE (Resolution 4), the authority of the Company to re-issue its Treasury Shares (Resolution 5) and the insertion of a new Article 4A which shall allow the Company to purchase its own shares by way of redemption, in addition to by way of acquisition (Resolution 6).

5.
Why are there two Shareholder Meetings?

Irish law requires that two separate shareholder meetings be held, the Scheme Meeting and the EGM. Both meetings are necessary to cause the Scheme and the EGM Resolutions to become effective.

At the Scheme Meeting, Scheme Shareholders will be asked to approve the Scheme for the purposes of satisfying the requirements of the Irish legislation upon which the Scheme is based. At the EGM, Shareholders will be asked to approve the EGM Resolutions. The Conditional Resolutions are inter-conditional so all of these resolutions need to be passed for them to be effective e.g. if the Scheme Resolution is passed but any of Resolutions 1 to 5 of the EGM Resolutions are not approved by Ordinary Shareholders then neither the Scheme Resolution or the EGM Resolutions will be effective, and vice versa. If Resolution 6 of the EGM Resolutions is not approved but the other Conditional Resolutions are approved, the Transaction may proceed but Resolution 6 will not be effective.

6.
I am an uncertificated Ordinary Shareholder holding my interests through an EB Participant. How will I hold my Ordinary Shares after the proposed Transaction?

Following the Effective Time, settlement of trades of Ordinary Shares on Euronext Dublin, and the use of the EB System for electronic settlement and trades in Ordinary Shares, directly or indirectly, will cease to be available.

Accordingly, at the Effective Time, Residual Ordinary Shares held through EB Participants will be automatically transferred out of uncertificated form in the EB System and converted into ‘registered form’ to be held outside of DTC pursuant to the Scheme, with the Relevant EB Participants being recorded in the Register of Members as holding legal title in respect of their respective holdings in such Ordinary Shares. The Transfer Agent will use the Default Details in Euroclear Bank’s records to update the Register of Members with the EB Participants details. Following the Effective Time, the relevant EB Participant and the underlying shareholder can take certain steps to arrange for the Register of Members to be updated to replace the relevant EB Participant with the underlying beneficial shareholder.

Existing EB Holders who would prefer to hold their interests in uncertificated form (rather than in ‘registered form’) in the name of their relevant EB Participant following the Effective Time, should take steps, sufficiently in advance of the Transfer Deadline, to reposition their holding of interests in Ordinary Shares into CDIs through the CREST System, so that, at the Effective Time, their interests in CDIs will be converted automatically to DIs pursuant to the Scheme. Alternatively, Existing EB Holders could withdraw their interests in Ordinary Shares from the EB System directly into their own name (or the name of their nominee) and hold such Ordinary Shares in certificated (i.e. paper) form, so that following the Effective Time, they would hold Ordinary Shares directly in ‘registered form’ in their own name (or the name of their nominee).

Existing EB Holders are strongly encouraged to contact the EB Participant through which they indirectly hold interests in Ordinary Shares sufficiently in advance of the Transfer Deadline to confirm what (if any) steps their nominated EB Participant intends to take prior to the Transfer Deadline, and/or the impact on their rights following the Effective Time in respect of their interests in Ordinary Shares and the services currently provided to them by their nominated EB Participant. As described above, Existing EB Holders will need to take certain steps to reposition their interests in Ordinary Shares if they do not wish for such Ordinary Shares to be converted into ‘registered form’ in the name of their nominated EB Participant as a result of the Scheme.

EB Participants receiving Ordinary Shares in ‘registered form’ at the Effective Time may not be able to immediately transact or settle trades in respect of those Ordinary Shares on the LSE or the NYSE until such time as (i) their holding statement is received from the Transfer Agent; and (ii) the Ordinary Shares are subsequently transferred by them, to the DTC Nominee, through a physical stock transfer form, and such former EB Participants subsequently receive indirect interests in those Ordinary Shares through their nominated DTC Participant account or their nominated CREST Participant account (in the form of DIs) (as applicable). A physical stock transfer form will also be required for the holder to transfer legal title to such registered Ordinary Shares to another person who wishes to hold in ‘registered form’.

Please note that following the Effective Time, the Transfer Agent will require a medallion signature guarantee for a transfer of Ordinary Shares by any person holding in ‘registered form’ (save for in circumstances where such Ordinary Shares are transferred by a US resident Shareholder for an amount equal to less than $10,000, and/or in certain circumstances as the Transfer Agent may determine from time to time), and this may result in additional costs and delays in transferring such Ordinary Shares. A medallion signature guarantee may be obtained from a US bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognised by the Securities Transfer Association. Shareholders may consult https://www.computershare.com/us/what-is-a-medallion-guarantee for information on possible overseas providers of medallion signature guarantees. Signature guarantees from financial institutions that are not participating in a recognised medallion program will not be accepted. A notary public cannot provide signature guarantees. Holders of Ordinary Shares in ‘registered form’ can contact the Transfer Agent for further information.

Holders of Ordinary Shares in ‘registered form’ can contact their broker and the Transfer Agent following the Effective Time to arrange for their Ordinary Shares to be deposited into DTC and to be held via a DTC Participant, or the DI Custodian’s DTC Participant account. Any deposit of shares into DTC will entail interaction with a broker and/or custodian and may involve certain costs being incurred.

7.
I am an uncertificated Ordinary Shareholder holding CDIs through CREST and trading on the LSE. How will I hold my Shares after the proposed Transaction?

In practice, you will continue to have substantially the same trading and settlement experience on the LSE as you have today. You will continue to hold your interests in Ordinary Shares through CREST in the same way you do today, but your interest will be held in a different form of depositary interest that is compatible with DTC (i.e. via a DI rather than a CDI).

In order to facilitate the holders of CDIs to continue trading and settling their interests in Ordinary Shares on the LSE following the Effective Date, existing CDIs will be cancelled and each CDI will be replaced with a DI. All holders of CDIs will receive one DI for each CDI held at the Effective Time through their CREST account, and the existing CDI arrangements will be replaced with the DI arrangements, as further described in Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular.

8.
I am a certificated Ordinary Shareholder. How will I hold my shares after the proposed Transaction?

As a certificated Ordinary Shareholder, you currently hold your Ordinary Shares directly in certificated form and are registered on the Register of Members in respect of your direct holding of Ordinary Shares, and this will remain the case following the Effective Time.

At the Effective Time, existing physical paper share certificates will be automatically cancelled and replaced by corresponding book-entry interests on the Register of Members maintained by the Transfer Agent pursuant to the Scheme.

Following the Effective Date, the holders of certificated Ordinary Shares will receive a statement issued by the Transfer Agent confirming their holding of Ordinary Shares in ‘registered form’. You will still have the right, under Irish law, to request, for a fee, a paper share certificate from the Transfer Agent after the Transaction, and your other shareholder rights under Irish law will remain unchanged. Upon receipt of their ownership statement from the Transfer Agent, registered Shareholders should contact the Transfer Agent (in writing or via an online service that will be made available to registered Shareholders) to provide their instructions and preferences and to have them recorded and applied going forward, including in relation to currency election and payment method preferences for dividend payments and communication preferences. For further details please see Part V (Settlement and Dealings in Ordinary Shares following the Settlement System Migration) of this Circular.

Trade and disposal of Shares

9.
Do I need to do anything to change how I hold my Ordinary Shares before the Effective Date?

The majority of Ordinary Shareholders will not need to take any action with respect to their Ordinary Shares in connection with the Transaction (other than voting at the Shareholder Meetings). The majority of actions required to implement the Transaction will occur automatically if the Resolutions are approved and the approval of the Irish High Court is obtained.

Ordinary Shares held through CDIs and Ordinary Shares held through DTC ADSs will continue to be held in the same manner (i.e. through CREST or DTC respectively) following the Effective Date, however Shareholders who currently hold their interests in Ordinary Shares through EB Participants (other than through CDIs or DTC ADSs) and who wish to hold their Ordinary Shares in uncertificated form through DTC at the Effective Time should contact their broker to reposition their holdings of interests in Ordinary Shares into CDIs to be held through the CREST System sufficiently in advance of the Transfer Deadline. Failure to do so will result in the Ordinary Shares being converted to ‘registered form’ on the Effective Date, which will impede the Shareholder’s ability to trade on NYSE or LSE on usual timings. Holders receiving Ordinary Shares in ‘registered form’, including EB Participants and holders of Registered ADSs and Certificated ADSs, may not be able to immediately transact or settle trades in respect of those Ordinary Shares on the LSE or the NYSE until such time as (i) their holding statement is received; and (ii) the Ordinary Shares are subsequently transferred, by them, to the DTC Nominee through a physical stock transfer form, and such holder subsequently receive indirect interests in those Ordinary Shares through their nominated DTC Participant account or their nominated CREST Participant account (in the form of DIs) (as applicable).

Please note that following the Effective Time the Transfer Agent will require a medallion signature guarantee for a transfer of Ordinary Shares by a person holding in ‘registered form’ (save for in circumstances where such Ordinary Shares are transferred by a US resident Shareholder for an amount equal to less than $10,000, and/or in certain circumstances as the Transfer Agent may determine from time to time), and this may result in additional costs and delays in transferring such shares. A medallion signature guarantee may be obtained from a US bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognised by the Securities Transfer Association. Shareholders may consult https://www.computershare.com/us/what-is-a-medallion-guarantee for information on possible overseas providers of medallion signature guarantees. Signature guarantees from financial institutions that are not participating in a recognised medallion program will not be accepted. A notary public cannot provide signature guarantees. Holders of Ordinary Shares in ‘registered form’ can contact the Transfer Agent for further information.

10.
Can I trade my Ordinary Shares between the date of this Circular and the Effective Time?

Yes. Ordinary Shares will continue to trade as normal during this period.

11.
What if I sell all of my Ordinary Shares between the date of this Circular and the Voting Record Time?

If you are currently an Ordinary Shareholder but you sell all your Ordinary Shares before 7.00 p.m. (Irish time) on 4 June 2023 (the Voting Record Time for the Shareholder Meetings), you will not be entitled to attend or vote at the Shareholder Meetings, unless you purchase Ordinary Shares again before the Voting Record Time.

12.
Following the Transaction, can my Ordinary Shares be moved between the UK and US if required?

Yes, the Ordinary Shares will be listed on both the LSE and the NYSE, and so Shareholders can choose to settle trades in their Ordinary Shares on the LSE or NYSE as they see fit, and can hold their interests in the Ordinary Shares (i) via DIs held through the DI Custodian’s participant account in DTC, (ii) through another DTC Participant, or (iii) in “registered” form. Shareholders who wish to move their holdings of Ordinary Shares following the Transaction should contact their broker or the Transfer Agent on the phone numbers provided below.

For questions in relation to trading Ordinary Shares through services provided by the Transfer Agent, please call at +1-866-644-4127 or, if outside the United States, at +1-781-575-2906 between 8.30 am and 5.30 pm (US Eastern Time), Monday to Friday (excluding public holidays in the United States).

13.
How will the proposed Transaction affect the stock exchange ticker symbol of the Ordinary Shares?

Ordinary Shares are expected to continue to be listed on the LSE under the symbol “CRH” and expected to start trading on the NYSE under the same symbol. Ordinary Shares will no longer be listed on Euronext Dublin as a result of the Euronext Dublin De-Listing.

14.
Will the current CRH International Securities Identification Number (ISIN) change?

No, the ISIN (i.e. the 12 digit code that uniquely identifies the Ordinary Shares) will remain as IE0001827041 for Ordinary Shares. The CUSIP for the Ordinary Shares will be obtained in due course and communicated to Shareholders separately.

Administrative matters relating to Shares

15.
Who will be the share registrar for CRH following completion of the proposed Transaction?

Following completion of the Transaction, the Register of Members must be maintained by an SEC registered transfer agent (a US registrar is known as a “Transfer Agent”). CRH has engaged Computershare Trust Company N.A. to fulfil the role of Transfer Agent after the Transaction. The Transfer Agent shall maintain a register in Ireland and the US in accordance with applicable law.

16.
Will I need to resubmit communication preferences/instructions following the Effective Time?

If you currently hold Ordinary Shares (save for Ordinary Shares held through CDIs and through DTC ADSs), please note that all mandates, preferences and communications (including in relation to currency elections and payment methods, but excluding in relation to notice and mailing preferences) in force and notified to CRH prior to the Effective Date relating to such Ordinary Shares shall no longer be deemed as valid following the Effective Date. Upon receipt of their ownership statement from the Transfer Agent, registered Shareholders should contact the Transfer Agent (in writing or via an online service that will be made available to registered shareholders) to provide their instructions and preferences and to have them recorded and applied going forward, including in relation to currency election and payment method preferences for dividend payments, and communication preferences.

If you currently hold CDIs, to the extent possible, all preferences, elections and instructions as to notices and other communications, and currency and payment methods for dividend payments which have been duly notified to CRH prior to the Effective Date will be preserved and deemed to apply in respect of the DIs following the Effective Time. Following the Effective Time, holders of DIs should review their preferences and instructions through CREST to ensure that their preferences are correctly recorded and continued.

If you currently hold DTC ADSs, to the extent possible, all preferences, elections and instructions as to notices and other communications, and currency and payment methods for dividend payments which have been duly notified to DTC prior to the Effective Date will be preserved and deemed to apply following the Effective Time. Following the Effective Time, holders of DTC ADSs should review their preferences and instructions through DTC to ensure that their preferences are correctly recorded and continued

17.
Can shareholders receive dividend payments in a currency other than USD?

Following the Effective Time, Ordinary Shareholders who hold their Ordinary Shares through a DTC Participant account will automatically receive dividends in US dollars, with no option to elect to receive dividends in another currency.

Following the Effective Time, Ordinary Shareholders holding in ‘registered form’ will receive dividends in US dollars unless the relevant shareholder has elected through the Transfer Agent to receive payments in an alternative available currency (e.g. pounds sterling or euro), and the Transfer Agent will then facilitate payment in the alternative available currency.

Following the Effective Time, Ordinary Shareholders holding Ordinary Shares through DIs will automatically receive dividends in in the default dividend payment currency fixed by the Board from time to time (which at present is euro) in accordance with the terms of the DI Deed unless the relevant holders of DIs have lodged a valid currency payment election through CREST for such payments to be payable in a permitted alternative available currency such as US dollars or pounds sterling, and, in such circumstances, the DI Depositary will facilitate payment in the alternative available currency.

Shareholders holding in ‘registered form’ can enroll in “ICE” International Currency Exchange, a currency conversion payment service offered by the Transfer Agent. Through this service, a Shareholder can elect to receive their dividend payments in a preferred currency (other than USD), either by electronic funds transfer or, if permitted by the Board, by cheque. To set up your account for ICE, contact the Transfer Agent at +1-866-644-4127, or +1-781-575-2906 (if outside the United States) and request a paper ICE instruction form be sent to you. Alternatively, you can activate ICE instructions via the Transfer Agent’s website at: www.computershare.com/investor. Here you can also obtain additional information on ICE, including currencies offered, restrictions and fees. To setup ICE instructions via this website, you will firstly need to create a portfolio through the ‘Investor Center’.

18.
As a new uncertificated Ordinary Shareholder will the voting/proxy process change for future general meetings?

Your voting rights will remain the same following the Effective Time, however the process for submitting a proxy will change slightly depending on how you hold your interest in Ordinary Shares. Detailed instructions on voting will be included within your general meeting materials. Generally speaking, if you become a DI holder, you will be able to vote online or via CREST. If your shares are held with a DTC Participant, your vote will be collected through your broker. If you are an uncertificated/registered holder, you will be able to vote online, by post, or by Interactive Voice Response.

19.
Will there be any changes to the corporate or governance structure of CRH in connection with the proposed Transaction?

The corporate structure and governing company law (Irish law) of CRH will not change as a result of the proposed Transaction. However, there will be changes to the corporate governance requirements, securities laws and company law applicable to CRH, as set out in Part II (Changes to the Corporate Governance Rules, Securities Laws and Company Law applicable to CRH following the Transaction) of this Circular.

Dividends

20.
Will the proposed Transaction have any impact on CRH’s ability to pay dividends or buy back shares?

No, we do not expect that the proposed Transaction will affect our ability to pay dividends or buy back shares.

21.
CRH ordinarily declares an interim dividend in August of each year. Will the proposed Transaction impact our ability to pay this interim dividend in 2023 if approved by the Board?

The proposed Transaction will not impact on the ability of CRH to pay an interim dividend in 2023, if so approved by the Board. However, the transfer of the settlement system applicable to the Ordinary Shares from the EB System to DTC as part of the Transaction will impact on the both the record date and payment date for any interim dividend in 2023, with the record date for any interim dividend likely to be in early October and the associated payment date in mid-November.

22.
Will shareholders continue to be able to receive dividend payments in US dollars?

Following the Effective Time, Ordinary Shareholders who hold their Ordinary Shares through a DTC Participant account will automatically receive dividends in US dollars, with no option to elect to receive dividends in another currency.

Following the Effective Time, Ordinary Shareholders holding in ‘registered form’ will receive dividends in US dollars unless the relevant shareholder has elected through the Transfer Agent to receive payments in an alternative available currency (e.g. pounds sterling or euro), and the Transfer Agent will then facilitate payment in the alternative available currency.

Following the Effective Time, Ordinary Shareholders will automatically receive dividends in euro in accordance with the terms of the DI Deed unless the relevant shareholder has instructed CRH and/or the DI Depositary that payments should be made in an alternative available currency (e.g. pounds sterling or US dollars) and in such circumstance the DI Depositary will facilitate payment in the alternative available currency.

23.
Do I need to take any action in relation to receiving my dividend?

Ordinary Shareholders holding through a broker or custodian in CREST or in DTC are, subject to the individual service terms of those brokers or custodians, expected to continue to receive dividends in the same format as before. Such shareholders should review their communication and payment instructions after the Effective Date to ensure their preferences have been recorded and can be correctly applied going forward.

For Ordinary Shareholders holding in ‘registered form’, payments by cheque will be the default payment method and shareholders should update their payment preferences once prompted by the Transfer Agent following the Effective Date to allow for electronic payments.

Please refer to Section 1 (Irish Tax Considerations) of Part III (Summary of the Tax Consequences of the Transaction) for details on the relevant information and forms which should be completed and furnished to CRH’s Transfer Agent, or in respect of Ordinary Shares held in uncertificated form, any qualifying intermediary appointed by CRH in order to avail of an exemption from Irish DWT (if applicable).

Tax

24.
Will I be liable to tax in Ireland, the UK or the US as a result of the Transaction?

Generally, Ordinary Shareholders should not be liable to tax in Ireland, the UK or the US as a result of the Transaction. For further discussion, a summary of Irish, UK and US tax consequences of the Transaction is set out at Part III (Summary of the Tax Consequences of the Transaction). This summary does not constitute tax advice and is intended only as a general guide.

25.
Will there be a change in the Irish, UK or US tax implications of owning Ordinary Shares as a result of the Transaction?

Generally, there should be no change in the Irish, UK or US tax implications of owning Ordinary Shares as a result of the Transaction. You should consult your own tax advisor regarding the tax consequences of acquiring, owning and disposing of Ordinary Shares in your particular circumstances. For further discussion, a summary of Irish, UK and US tax consequences of the Transaction is set out at Part III (Summary of the Tax Consequences of the Transaction). This summary does not constitute tax advice and is intended only as a general guide.

26.
Will I have a liability to stamp duty arising from the transfer of my Ordinary Shares from the EB Nominee to the DTC Nominee?

Holders of Ordinary Shares should not have any liability to stamp duty in respect of the transfer of Ordinary Shares from the EB Nominee to the DTC Nominee on the basis that (i) there should be no change in the beneficial ownership of the Ordinary Shares as a result of the transfer of the Ordinary Shares to DTC; and (ii) the transfer into DTC is not effected in contemplation of a sale of such Ordinary Shares by a beneficial owner to a third party. Accordingly, unless a holder of Ordinary Shares effects a change in beneficial ownership of their Ordinary Shares, such holder should have no liability to stamp duty arising from the transfer of their Ordinary Shares from the EB Nominee to the DTC Nominee.

27.
Will stamp duty be payable on acquiring Ordinary Shares on the NYSE after the Transaction?

Following the Transaction, Irish stamp duty may be payable in respect of transfers of Ordinary Shares, depending on the manner in which the Ordinary Shares are held, and whether the transfer is effected through the facilities of DTC. CRH expects to enter into arrangements with DTC to allow the Ordinary Shares to be settled through the facilities of DTC. Irish Revenue has confirmed in response to a submission by the Company that transfers of Ordinary Shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. A transfer of Ordinary Shares other than through DTC will be subject to Irish stamp duty.

28.
Will stamp duty be payable on acquiring Ordinary Shares on the LSE after the Transaction?

Yes, a transfer of Ordinary Shares effected by a transfer of DIs within the CREST System will be subject to Irish stamp duty absent any available exemption or relief. CREST will collect stamp duty on these trades in the CREST System.

29.
After the Transaction, what other taxes may become due if and when I sell my Ordinary Shares?

You should consult your own tax advisor regarding the tax consequences of disposing of Ordinary Shares in your particular circumstances. For further discussion, a summary of Irish, UK and US tax consequences of the Transaction is set out at Part III (Summary of the Tax Consequences of the Transaction). This summary does not constitute tax advice and is intended only as a general guide.

30.
Do I need to provide an IRS W-8 or IRS W-9 to the Transfer Agent?

Yes, registered Ordinary Shareholders should complete and supply an IRS W-8 form or IRS W-9 form to the Transfer Agent following the Effective Time so that their tax certification is up to date with the Transfer Agent. For questions on this, please call the Transfer Agent at +1-866-644-4127 or, if outside the United States, at +1-781-575-2906 between 8.30 am and 5.30 pm (US Eastern Time), Monday to Friday (excluding public holidays in the United States).

PART IX

NOTICE OF IRISH HIGH COURT CONVENED SHAREHOLDER MEETING

NOTICE OF IRISH HIGH COURT CONVENED SHAREHOLDER MEETING

OF

CRH PUBLIC LIMITED COMPANY

THE HIGH COURT, COMMERCIAL, 2023 No. 2023/70 COS

IN THE MATTER OF CRH PUBLIC LIMITED COMPANY

-AND-

IN THE MATTER OF THE COMPANIES ACT 2014

NOTICE IS HEREBY GIVEN that, by an order dated 8 May 2023 made in the above matter, the High Court of Ireland has, in accordance with Section 450 of the Companies Act 2014, directed a meeting (the “Scheme Meeting”) to be convened of the holders of the Scheme Shares (as defined in the proposed scheme of arrangement that is included in the circular of which this Notice forms part (the “Circular”)) of CRH plc (“CRH”) for the purpose of considering and, if thought fit, approving a resolution to approve (with or without modification) a scheme of arrangement pursuant to Chapter 1 of Part 9 of the Companies Act 2014 proposed to be made between CRH and the holders of the Scheme Shares (the “Scheme”) and any motion of the chairman of the Scheme Meeting (the “Chairman”) to adjourn the Scheme Meeting, or any adjournments thereof, to another time and place if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the Scheme Meeting to approve the Scheme and that such meeting will be held at Royal Marine Hotel, Marine Road, Dún Laoghaire, Co. Dublin, A96 K063, Ireland on 8 June 2023 at 10:00am (Irish Time), at which place and time all holders of the said shares are invited to attend. The resolution to approve the Scheme shall be in the following terms:

“THAT the Scheme in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the High Court be agreed to.”

NOTES:

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to Section 452 of the Companies Act 2014 are included in the accompanying Circular.

Any Ordinary Shareholder entitled to attend, speak, ask questions and vote at the Scheme Meeting may exercise his or her right to vote by appointing one or more proxies. An Ordinary Shareholder may appoint the Chairman or another person, who need not be a member(s) of CRH, as a proxy, by electronic means or in writing, to attend, speak and vote instead of him/her and to vote some or all of their Ordinary Shares. Appointment of a proxy does not preclude members from attending, speaking and asking questions at the Scheme Meeting should they subsequently wish to do so. Please note that proxies may be required to provide identification to attend the Scheme Meeting.

The process for appointing a proxy and/or voting in connection with the resolutions to be proposed at the Scheme Meeting depends on the manner in which you hold your Ordinary Shares. Holders of CDIs and/or participants of the EB System should carefully review the document titled “Proxy Voting – Important Information”, which is available on the CRH website, www.crh.com.

For Ordinary Shareholders whose name appears on the Register of Members of CRH (i.e. those who hold their Ordinary Shares directly on the Register of Members and who therefore do not hold their interests in Ordinary Shares as Belgian Law Rights through the Euroclear Bank SA/NV (“Euroclear Bank”) system (the “EB System”) or as CREST Depository Interests (“CDIs”) through the CREST system (“CREST”)), you may appoint a proxy by completing the enclosed Form of Proxy. To be valid, Forms of Proxy must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof to CRH’s Registrar by post to Link Registrars Limited, PO Box 7117, Dublin 2, Ireland in the enclosed reply paid envelope or by hand during normal business hours to Link Registrars Limited, Suite 149, The Capel Building, Mary’s Abbey, Dublin 7, D07 DP79, Ireland (the “Registrar”) by not later than 10:00am (Irish Time) on 6 June 2023.

Ordinary Shareholders holding their interests through the EB System or the CREST System will need to comply with any additional voting deadlines imposed by the respective service offerings. All relevant persons are recommended to consult with their stockbroker or other intermediary at the earliest opportunity. Ordinary Shareholders who wish to submit proxies by electronic means may do so up to the same deadline by accessing the Registrar’s website, https://www.signalshares.com and entering CRH plc in the company name field. Additionally, the Registrar has launched a shareholder app: LinkVote+. It’s free to download and use and gives shareholders the ability to access their shareholding record at any time and allows users to submit a proxy appointment quickly and easily online rather than through the post. The app is available to download on both the Apple App Store and Google Play, or by scanning the relevant QR code below.

Ordinary Shareholders who do not receive a Form of Proxy by post, or who wish to be sent paper copies of documents relating to the Scheme Meeting, should contact the Registrar (Tel. +353 1 553 0050).

In the case of Joint Holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other Joint Holder(s) and, for this purpose, seniority will be determined by the order in which the names stand on the Register of Members in respect of the joint holding.

ADS holders may instruct the ADS Depositary, The Bank of New York Mellon (“BNY”), as to the way in which the Ordinary Shares represented by their ADSs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions delivered by BNY to ADS holders.

The record date for the Scheme Meeting shall be 7.00 p.m. (Irish time) on 4 June 2023. A person shall be entered on the Register of Members by such record date in order to exercise the right of a member to participate and vote at the Scheme Meeting and any change to an entry on the Register of Members after the record date shall be disregarded in determining the right of any person to attend and vote at the Scheme Meeting.

During the Scheme Meeting, should Ordinary Shareholders (or their duly appointed proxies) attend in person, they may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chairman of the Scheme Meeting.

By the said Order, the Irish High Court has appointed Richie Boucher or, in his/her absence, Albert Manifold, or in his/her absence such director or officer of CRH as the CRH board of directors may determine to act as Chairman of the Scheme Meeting and has directed that such Chairman report the result of the Scheme Meeting to the Irish High Court.

Subject to the approval of the resolution proposed at the Scheme Meeting convened by this Notice, the requisite resolutions to be proposed at the Extraordinary General Meeting of CRH convened for 8 June 2023 and the satisfaction of the other conditions to the completion of the Scheme of Arrangement, it is anticipated that the Irish High Court will order that the hearing of the petition to sanction the said Scheme of Arrangement will take place as soon thereafter as practicable.

Capitalised terms, when not defined in this Notice, shall have the same meaning in this Notice as they have in this Circular accompanying this Notice.

Said Scheme of Arrangement will be subject to the subsequent sanction of the Irish High Court.

The resolution at the Scheme Meeting shall be decided on a poll. Every holder of an Ordinary Share as of the Voting Record Time will have one vote for every Ordinary Share carrying voting rights of which he, she or it is the holder. To be passed, the resolution to approve the Scheme requires the approval of Ordinary Shareholders representing at least 75 per cent in value of the Ordinary Shares held by such holders at the Voting Record Time voting in person or by proxy. The quorum for the Scheme Meeting shall be at least two Ordinary Shareholders holding or representing by proxy at least one-third in nominal value of the Ordinary Shares.

YOUR VOTE IS IMPORTANT. IT IS IMPORTANT THAT AS MANY VOTES AS POSSIBLE ARE CAST AT THE SCHEME MEETING (WHETHER IN PERSON OR BY PROXY) SO THAT THE IRISH HIGH COURT CAN BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF ORDINARY SHAREHOLDERS IN THE COURT’S OPINION. TO ENSURE YOUR REPRESENTATION AT THE SCHEME MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED FORM OF PROXY FOR THE SCHEME MEETING AS PROMPTLY AS POSSIBLE IN THE MANNER PROVIDED ABOVE. IF YOU ATTEND THE SCHEME MEETING, YOU MAY VOTE EVEN IF YOU HAVE RETURNED A COMPLETED FORM OF PROXY, BUT YOUR VOTE AT THE SCHEME MEETING WILL SUPERCEDE YOUR PREVIOUSLY SUBMITTED PROXY.

Dated: 8 May 2023

By order of the High Court

PART X

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF

CRH PUBLIC LIMITED COMPANY

(Company Number: 12965)

(the “Company”)

NOTICE is hereby given that an Extraordinary General Meeting (“EGM”) of CRH plc will be held at Royal Marine Hotel, Marine Road, Dún Laoghaire, Co. Dublin, A96 K063, Ireland on 8 June 2023 at 10:15am (or, if later, as soon thereafter as the Scheme Meeting shall have been concluded or adjourned) for the following purposes:

For the holders of the Ordinary Shares to consider, and if thought fit, to pass the resolutions 1 to 6 below:

1.
Ordinary Resolution: To approve the Scheme of Arrangement

“That, subject to the approval of the Scheme by the requisite majority at the Scheme Meeting, the Scheme (a copy of which has been produced to this meeting and for the purposes of identification signed by the Chairman thereof) in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the High Court, be and is hereby approved and the Directors be and are hereby authorised to take all such action as they consider necessary or appropriate for carrying the Scheme into effect.”

2.
Special Resolution: To approve the LSE Listing Change

“That, subject to the adoption of Resolutions 1, 3, 4 and 5 in this notice of meeting, the proposed transfer of the Company’s category of Ordinary Share listing on the Official List of the Financial Conduct Authority and on the Main Market of the London Stock Exchange from a premium listing to a standard listing (the “LSE Listing Change”) be and is hereby approved and the Directors be and are hereby authorised to cause the LSE Listing Change to be effected and to do and/or procure to be done all such acts or things as they may consider necessary or desirable in connection therewith.”

3.
Special Resolution: To adopt new Articles of Association

“That, subject to the adoption of Resolutions 1, 2, 4 and 5 in this notice of meeting, with effect from the Effective Time, the Articles of Association of the Company (which have been produced to this meeting and for the purposes of identification signed by the Chairman thereof) be and are hereby adopted as the new Articles of Association of the Company, in substitution for, and to the exclusion of, the existing Articles of Association of the Company.”

4.
Special Resolution: To authorise the Company to make Market Purchases and Overseas Market Purchases of Ordinary Shares

“That, subject to the adoption of Resolution 1, 2, 3 and 5 in this notice of meeting, with effect from the Effective Time, the Company and/or any of its subsidiaries be and are hereby authorised to make market purchases and/or overseas market purchases (as defined in Section 1072 of the Companies Act 2014) of Ordinary Shares on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act 2014 and to the following restrictions and provisions:

(a)
the maximum aggregate number of Ordinary Shares authorised to be acquired pursuant to the terms of this resolution shall be 40,000,000 Ordinary Shares;

(b)
the minimum price (exclusive of taxes and expenses), which may be paid for any Ordinary Share, shall be the nominal value of the Ordinary Share;

(c)
the maximum price (exclusive of taxes and expenses), which may be paid for any Ordinary Shares, shall be:

(i)
for any Ordinary Share purchased on the New York Stock Exchange the maximum price to be paid shall be an amount equal to 105% of the average closing prices on the New York Stock Exchange for the Ordinary Shares for the five trading days prior to the date of purchase; or

(ii)
for any Ordinary Share purchased on any trading venue other than the New York Stock Exchange the maximum price to be paid shall be the higher of:

(A)
an amount equal to 105% of the average closing prices of such shares on the London Stock Exchange Daily Official List (determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the London Stock Exchange or its equivalent) for the five trading days prior to the date of purchase; and

(B)
higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

That, subject to the adoption of Resolutions 1, 2, 3 and 5 in this notice of meeting, this authority shall be effective from the Effective Time (as defined in the Scheme) and shall expire on the earlier of the date of the Annual General Meeting of the Company held in 2024 or eighteen months after the date of the passing of this resolution unless previously renewed or revoked and provided that the Company or any subsidiary may, before such expiry, make an offer or agreement which would or might be wholly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

That, subject to the adoption of Resolutions 1, 2, 3 and 5 in this notice of meeting, this authority revokes and replaces from the Effective Time all existing authorities previously granted to the Company and its subsidiaries but without prejudice to any market purchases and/or overseas market purchases (as defined in Section 1074 of the Companies Act 2014) of Ordinary Shares which have been agreed to or executed prior to such expiry and the Company and/or its subsidiary may complete any such contract as if the authority conferred hereby had not expired.

5.
Special Resolution: To authorise the Company to reissue Treasury Shares:

“That, subject to the adoption of Resolution 1, 2, 3 and 4 in this notice of meeting, with effect from the Effective Time, the Company be and is hereby authorised to reissue Treasury Shares (as defined in Section 1078 of the Companies Act) in accordance with Article 8B of the Articles of Association approved by Resolution 3 above and subject to the following restrictions and provisions:

(a)
the maximum price at which such Treasury Share may be reissued shall be an amount equal to 120% of the “market price,”;

(b)
the minimum price at which a Treasury Share may be reissued shall be the nominal value of the share where such a share is required to satisfy an obligation under an employees’ share scheme operated by the Company or, in all other cases, an amount equal to 95% of the “market price”; and

(c)
for the purposes of this resolution, the “market price” shall mean, in the case of (a) above, the higher of the average prices determined by (i) and (ii) below, and in the case of (b) above, the lower of the average share prices determined from (i) and (ii) below:

(i)
the average closing prices per Ordinary Share of the Company on the New York Stock Exchange for the five trading days prior to the date of reissue; and

(ii)
the average closing prices of such shares on the London Stock Exchange Daily Official List (determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the London Stock Exchange or its equivalent) for the five trading days prior to the date of re-issue.

That, subject to the adoption of Resolutions 1, 2, 3 and 4 in this notice of meeting, this authority shall be effective from the Effective Date (as defined in the Scheme) and shall expire on the earlier of the date of the Annual General Meeting of the Company held in 2024 or eighteen months after the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of section 109 and/or 1078 (as applicable) of the Companies Act 2014 (and/or any corresponding provision of any amended or replacement legislation) and is without prejudice or limitation to any other authority of the Company to re-allot Treasury Shares on-market.

6.
Special Resolution: To adopt new Article 4A

“That, subject to the adoption of Resolutions 1, 2, 3, 4 and 5 in this notice of meeting, with effect from the Effective Time, the Company be and is hereby authorised to insert the new Article 4A into the Articles of Association of the Company approved by Resolution 3 above:

“Subject to the provisions of the Act, an Ordinary Share shall be deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company and any third party pursuant to which the Company acquires or will acquire Ordinary Shares, or an interest in Ordinary Shares, from such third party. In these circumstances, the acquisition of such Ordinary Shares or an interest in such Ordinary Shares by the Company, save where acquired otherwise than for valuable consideration in accordance with the Act, shall constitute the redemption of a Redeemable Share in accordance with the Act. No resolution, whether special or otherwise, shall be required to be passed to deem any ordinary share a Redeemable Share.”

Capitalised terms used, but not defined, in this Notice shall bear the meanings given to those terms in this Circular of which this Notice forms part.

By order of the Board

Neil Colgan
Company Secretary
Registered Office:
42 Fitzwilliam Square,
Dublin,
D02 R279,
Ireland

9 May 2023

NOTES:

1.
Any member entitled to attend, speak, ask questions and vote at the EGM may exercise his or her right to vote by appointing one or more proxies. A member may appoint the Chairman or another person, who need not be a member(s) of the Company, as a proxy, by electronic means or in writing, to attend, speak and vote instead of him / her and to vote some or all of their Ordinary Shares. Appointment of a proxy does not preclude members from attending, speaking and asking questions at the EGM should they subsequently wish to do so. Please note that proxies may be required to provide identification to attend the EGM.

2.
For Ordinary Shareholders whose names appear on the Register of Members of the Company (i.e. those who hold their Ordinary Shares directly on the Register of Members and who therefore do not hold their interests in Ordinary Shares as Belgian Law Rights through the Euroclear Bank SA/NV (“Euroclear Bank”) system (the “EB System”) or as CREST Depository Interests (“CDIs”) through the CREST system (“CREST”)), you may appoint a proxy by completing the enclosed Form of Proxy. To be valid, Forms of Proxy must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof to the Company’s Registrar, by post to PO Box 7117, Dublin 2, Ireland in the enclosed reply paid envelope or by hand during normal business hours to Link Registrars Limited, Suite 149, The Capel Building, Mary’s Abbey, Dublin 7, D07 DP79, Ireland (the “Registrar”) by not later than 10:15am (Irish time) on 6 June 2023. Persons holding their interests through the EB System or CREST will need to comply with any additional voting deadlines imposed by the respective service offerings. All relevant persons are recommended to consult with their stockbroker or other intermediary at the earliest opportunity. Ordinary Shareholders who wish to submit proxies by electronic means may do so up to the same deadline by accessing the Registrar’s website, https://www.signalshares.com and entering CRH plc in the company name field. Additionally, the Registrar has launched a shareholder app: LinkVote+. It’s free to download and use and gives shareholders the ability to access their shareholding record at any time and allows users to submit a proxy appointment quickly and easily online rather than through the post. The app is available to download on both the Apple App Store and Google Play, or by scanning the relevant QR code below.

3.
Ordinary Shareholders who do not receive a Form of Proxy by post, or who wish to be sent paper copies of documents relating to the EGM, should contact the Registrar (Tel. +353 1 553 0050).

4.
The process for appointing a proxy and/or voting in connection with the resolutions to be proposed at the EGM depends on the manner in which you hold your Ordinary Shares. Holders of CDIs and/or participants of the EB System (“EB Participants”) should carefully review the document titled “Proxy Voting – Important Information”, which is available on the CRH website, www.crh.com.

5.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the Register of Members. You may appoint the Chairman of the EGM or another individual as your proxy.

6.
ADS holders may instruct the ADS Depositary, The Bank of New York Mellon (“BNY”), as to the way in which the Ordinary Shares represented by their ADSs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions delivered by BNY to ADS holders.

7.
The record date for the EGM shall be 7.00 p.m. (Irish time) on 4 June 2023. A person shall be entered on the Register of Members of the Company by such record date in order to exercise the right of a member to participate and vote at the EGM and any change to an entry on the relevant register of members after the record date shall be disregarded in determining the right of any person to attend and vote at the EGM.

8.
Pursuant to Section 1104 of the Companies Act 2014 and subject to any contrary provision in company law, Shareholders holding at least 3% of the Company’s issued share capital representing at least 3% of the voting rights of all the members who have a right to vote at the EGM, have the right to table a draft resolution for inclusion on the agenda of the EGM, provided that the text of the resolution shall have been submitted as required by Article 62(b) of the Articles of Association and in time for the Company to comply with the applicable notice requirements in sections 181, 191, 1098 and 1103 of the Companies Act 2014. Further information in relation to Shareholders’ rights can be obtained from the Company’s website, www.crh.com.

9.
Pursuant to Section 1107 of the Companies Act 2014, Shareholders have a right to ask questions related to items on the EGM agenda and to have such questions answered by CRH subject to any reasonable measures the Company may take to ensure the identification of Shareholders. Shareholders may submit questions in writing in advance of the EGM, to be received at least two Business Days before the EGM by post to the Company Secretary, CRH plc, 42 Fitzwilliam Square, Dublin 2, Ireland or by email to mail@crh.com. All correspondence should include sufficient information to identify a Shareholder on the Register of Members, for example, an IVC number, which is an 11 digit unique identifier printed on the enclosed Form of Proxy. An answer is not required if (a) an answer has already been given on the Company’s website in the form of a “Q&A”; or (b) it would interfere unduly with preparation for the EGM or the confidentiality or business interests of CRH; or (c) it appears to the Chairman that it is undesirable in the interests of good order of the EGM that the question be answered.

10.
All resolutions at the EGM will be put to a poll. Pursuant to Section 190(b) of the Companies Act 2014, where a poll is taken at the EGM, an Ordinary Shareholder, present in person or by proxy, holding more than one Ordinary Share need not cast all his/her votes in the same way.

11.
During the EGM, should Shareholders (or their duly appointed proxies) attend in person, they may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chairman of the EGM.

12.
The ISIN for CRH’s Ordinary Shares is IE0001827041.

13.
The unique identifier code of the EGM for the purposes of Commission Implementing Regulation (EU) 2018/1212 of 3 September 2018 will shortly be available at www.crh.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 9 May 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary